                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (Amendment No.   )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[X] Preliminary Proxy Statement             [_] CONFIDENTIAL, FOR USE OF THE
                                                COMMISSION ONLY (AS PERMITTED
                                                BY RULE 14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to (S)240.14a-11(c) or (S)240.14a-12

                              BET HOLDINGS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

    (2) Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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    (4) Proposed maximum aggregate value of transaction:

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    (5) Total fee paid:

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[X] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

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    (2) Form, Schedule or Registration Statement No.:

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    (4) Date Filed:

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Notes:

                              PRELIMINARY COPIES

                              BET HOLDINGS, INC.
                       ONE BET PLAZA, 1900 W PLACE, N.E.
                          WASHINGTON, D.C. 20018-1211
                                (202) 608-2000

Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders of BET Holdings, Inc. to be held at the Capital Hilton, 16th and K Street, N.W., Washington, D.C. 20036 on Thursday, July 30, 1998, at 10:00 a.m., local time.

  At this meeting, you will be asked to vote on the merger of BTV Acquisition Corporation with and into BET Holdings with BET Holdings as the surviving corporation. BTV Acquisition was formed in connection with the proposed merger by Robert L. Johnson, BET Holdings' Chairman of the Board, Chief Executive Officer and largest stockholder, and by Liberty Media Corporation ("Liberty"), BET Holdings' next largest stockholder and a wholly owned subsidiary of Tele-Communications, Inc. ("TCI"). Together, Mr. Johnson and Liberty currently own approximately 63% of BET Holdings' outstanding capital stock, representing approximately 92% of the voting power of the stockholders. Mr. Johnson and Liberty have proposed the merger in order to buy out the remaining stockholders.

  If the merger is approved and consummated, you will be entitled to receive $63 in cash for each share of Class A common stock you own. The $63 per share price represents a 58% premium over the $40 average closing per share price during the 30-day period preceding September 10, 1997, which was the last full trading day before Mr. Johnson and Liberty first announced that they wanted to purchase all of the shares of BET Holdings they do not already own. A Special Independent Committee formed by the Board of Directors of BET Holdings negotiated this price with Mr. Johnson and Liberty.

  Since a majority of the members of the Board of Directors are associated with Mr. Johnson, Liberty or TCI and have a conflict of interest regarding the merger, the Board formed the Special Independent Committee to avoid any conflicts of interests in evaluating the fairness of the merger to the stockholders of BET Holdings not associated with Mr. Johnson, Liberty or TCI. The Special Independent Committee is composed of Mr. Delano Lewis, a director of BET Holdings. Mr. Lewis is not an employee of BET Holdings, Liberty or TCI, is not a director of Liberty or TCI, and does not have any commercial relationship with Mr. Johnson, Liberty or TCI.

  The Special Independent Committee received a written opinion from Goldman, Sachs & Co., its financial advisor, that as of March 15, 1998, the $63 per share merger price was fair from a financial point of view to BET Holdings' stockholders, other than Mr. Johnson, Liberty and Liberty's affiliates. The Goldman, Sachs & Co. fairness opinion is subject to various considerations and assumptions described in such opinion, a copy of which accompanies this Proxy Statement.

  The Board of Directors of BET Holdings, acting on the recommendation of the Special Independent Committee, has approved a merger agreement with BTV Acquisition, Mr. Johnson and Liberty. The Special Independent Committee and the full Board of Directors believe that the terms and provisions of the merger agreement and the merger are fair to and in the best interest of BET Holdings and its stockholders other than BTV Acquisition, Mr. Johnson, Liberty and any of their respective subsidiaries. Therefore, the Board of Directors recommends that you vote in favor of the merger agreement and approve the merger.

  This document explains the proposed merger and provides specific information concerning the Special Meeting. Please read these materials carefully. In addition, you may obtain information about BET Holdings from documents that BET Holdings has filed with the Securities and Exchange Commission.

  If you do not vote in favor of the merger agreement, you will have the right to dissent and to seek appraisal of the fair market value of your shares if the merger is consummated and you comply with the Delaware law procedures explained on pages 51 to 53 of this document.

  Whether or not you plan to attend the Special Meeting, I urge you to complete, sign and promptly return the enclosed proxy card to ensure that your shares will be voted at the meeting. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger agreement. Your proxy may be revoked at any time before it is voted by submitting to the Secretary of BET Holdings a written revocation or a proxy bearing a later date, or by attending and voting in person at the meeting. Even if you plan to attend the meeting, please complete and return your proxy.

  The merger is an important decision for BET Holdings and its stockholders. Among other things, the merger cannot occur unless the merger agreement is approved by an affirmative vote of the holders of a majority of the voting power of the shares other than shares held by Mr. Johnson, Liberty or any of their respective affiliates.

  On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR adoption of the merger agreement.

                                          Sincerely,

                                          Debra L. Lee
                                          President and Chief Operating
                                           Officer

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORS. NOR HAVE THE COMMISSION OR ANY STATE SECURITIES REGULATORS PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  Proxy Statement dated [      ], 1998 and first mailed to stockholders on [
   ], 1998.

                              BET HOLDINGS, INC.

                       ONE BET PLAZA, 1900 W PLACE, N.E.
                          WASHINGTON, D.C. 20018-1211
                                (202) 608-2000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

  Notice is hereby given that a Special Meeting of Stockholders of BET Holdings, Inc., a Delaware corporation, will be held at the Capital Hilton, 16th and K Street, N.W., Washington, D.C. 20036 on Thursday, July 30, 1998 at 10:00 a.m., local time, for the following purposes:

    1. To consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated as of March 15, 1998. The Agreement and Plan of Merger provides for, among other things, the merger of BTV Acquisition Corporation with and into BET Holdings, with BET Holdings as the surviving corporation. BTV Acquisition was formed by the two largest stockholders of BET Holdings, Mr. Robert L. Johnson, the Chairman and Chief Executive Officer of BET Holdings, and Liberty Media Corporation, for the purpose of buying out the other stockholders of BET Holdings through the merger. The Agreement and Plan of Merger is more fully described in this document and is attached to this document as an exhibit.

    2. To transact any other business which may properly come before the special meeting or any adjournment or postponement thereof.

  Stockholders of BET Holdings who do not vote in favor of the Agreement and Plan of Merger will have the right to dissent and to seek appraisal of the fair market value of their shares if the merger is consummated and they comply with the Delaware law procedures explained in the accompanying proxy statement.

  Only holders of record at the close of business on Monday, June 29, 1998 are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Any stockholder will be able to examine a list of the holders of record, for any purpose related to the Special Meeting, during ordinary business hours during the 10-day period before the meeting. The list will be available at the offices of BET Holdings.

  Stockholders may vote in person or by proxy. This document explains the merger in detail and is accompanied by a proxy card. In order to assure that your vote will be counted, please complete, date, sign and return the enclosed proxy promptly in the enclosed prepaid envelope whether or not you plan to attend the Special Meeting. Your proxy may be revoked at any time before it is voted, by submitting to the Secretary of BET Holdings a written revocation or a proxy bearing a later date, or by attending and voting in person at the Special Meeting.

  THE BOARD OF DIRECTORS OF BET HOLDINGS HAS APPROVED THE AGREEMENT AND PLAN OF MERGER AND THE MERGER AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER.

                                          By Order of the Board of Directors


                                          Debra L. Lee
                                          President and Chief Operating
                                           Officer

Washington, D.C.
[    , 1998]

YOUR VOTE IS IMPORTANT. PLEASE EXECUTE AND RETURN THE ENCLOSED PROXY PROMPTLY, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   1
SUMMARY....................................................................   3
SPECIAL FACTORS............................................................   9
  Purpose and Background of the Merger.....................................   9
  Recommendation of the Special Independent Committee and Board of
   Directors; Fairness of the Merger.......................................  19
  The Buying Group's Purpose and Reason for the Merger.....................  23
  Opinion of Financial Advisor to the Special Independent Committee........  24
  Certain Effects of the Merger............................................  30
  Plans for the Company After the Merger...................................  31
  Conduct of the Business of the Company if the Merger is not Consummated..  31
  Buying Group Letter Agreements...........................................  31
  Interests of Certain Persons in the Merger; Certain Relationships........  32
  Accounting Treatment.....................................................  34
  Financing of the Merger..................................................  34
  Regulatory Requirements; Third Party Consents............................  36
  Federal Income Tax Consequences of the Merger............................  37
  Fees and Expenses........................................................  38

INFORMATION CONCERNING THE SPECIAL MEETING ................................  40
  Time, Place, Date........................................................  40
  Purpose of the Special Meeting...........................................  40
  Record Date; Voting at the Meeting; Quorum...............................  40
  Required Vote............................................................  41
  Action to be Taken Under the Proxy.......................................  42
  Proxy Solicitation.......................................................  42
THE PARTIES................................................................  43
  The Company..............................................................  43
  BTV Acquisition..........................................................  43
  Robert L. Johnson........................................................  44
  Liberty Media Corporation................................................  44
  Tele-Communications, Inc.................................................  44
THE MERGER AGREEMENT.......................................................  45
  The Merger; Merger Consideration.........................................  45
  The Exchange Fund; Payment for Shares of Class A Stock...................  45
  Transfers of Class A Stock...............................................  46
  Treatment of Stock Options...............................................  46
  Conditions...............................................................  47
  Representations and Warranties...........................................  47
  Covenants................................................................  48
  Indemnification and Insurance............................................  48
  No Solicitation; Fiduciary Obligations of Directors......................  48
  Directors and Officers of the Company Following the Merger; Certificate
   of Incorporation; Bylaws................................................  49
  Termination..............................................................  49
  Amendment/Waiver.........................................................  49
LITIGATION.................................................................  50
DISSENTERS RIGHTS OF APPRAISAL.............................................  51
SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY........................  54

                                      (i)

CERTAIN RELATIONSHIPS AND TRANSACTIONS.....................................  56
  Agreements with Cable Affiliates.........................................  56
  Agreements with Related Parties..........................................  56
  Transactions with Management.............................................  56
MARKET FOR THE CLASS A STOCK...............................................  57
  Class A Stock Market Price Information; Dividend Information.............  57
  Common Stock Purchase Information........................................  57
SECURITIES OWNERSHIP.......................................................  59
  Beneficial Ownership of More Than 5% of Class A Stock....................  59
  Beneficial Ownership of Class A Stock by Certain Parties Related to the
   Company or the Buying Group.............................................  60
  Ownership of BTV Acquisition Common Stock by Directors and Executive
   Officers of the Company.................................................  63
MANAGEMENT.................................................................  64
  Directors and Executive Officers of the Company..........................  64
  Directors and Executive Officers of BTV Acquisition......................  67
  Directors and Executive Officers of TCI..................................  67
  Directors and Executive Officers of Liberty..............................  70
INDEPENDENT ACCOUNTANTS....................................................  71
STOCKHOLDER PROPOSALS......................................................  71
DOCUMENTS INCORPORATED BY REFERENCE........................................  71
OTHER BUSINESS.............................................................  72
AVAILABLE INFORMATION......................................................  73
EXHIBIT A AGREEMENT AND PLAN OF MERGER..................................... A-1
EXHIBIT B OPINION OF GOLDMAN, SACHS & CO................................... B-1
EXHIBIT C SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.............. C-1

                                      (ii)

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WITH WHOM IS THE COMPANY MERGING?

A: BTV Acquisition Corporation, an entity formed by the two largest stockholders of BET Holdings, Inc., Mr. Robert L. Johnson (the Chairman of the Board and Chief Executive Officer of BET Holdings) and Liberty Media Corporation. BTV Acquisition would merge with and into BET Holdings, with BET Holdings as the surviving corporation.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: Stockholders of BET Holdings (other than BTV Acquisition, Mr. Johnson, Liberty or any of their respective subsidiaries) will be entitled to receive $63 in cash in exchange for each share of Class A common stock acquired in the merger. The Special Independent Committee formed by the Board of Directors of BET Holdings negotiated this price with BTV Acquisition, Mr. Johnson and Liberty.

Q: WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER AGREEMENT?

A: In the opinion of your Board, based upon the recommendation of the Special Independent Committee, the terms and provisions of the merger agreement and the merger are fair to and in the best interest of BET Holdings and its stockholders who are not affiliated with BTV Acquisition, Mr. Johnson or Liberty. For the merger to occur, the holders of a majority of the voting power of BET Holdings' shares not held by Mr. Johnson, Liberty and their respective affiliates must approve the merger. To review the background and reasons for the merger in greater detail, see pages 9 to 24.

Q:  WHAT DO I NEED TO DO NOW?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting.

Q:  WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?

A: Stockholders who wish to dissent from the merger may seek appraisal of the fair market value of their shares, but only if they comply with all of the Delaware law procedures explained on pages 51 to 53.

Q:  WHO CAN VOTE ON THE MERGER?

A: All stockholders of record as of the close of business on June 29, 1998 will be entitled to notice of and to vote at the Special Meeting to approve the proposed merger and the merger agreement.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send you written instructions for exchanging your share certificates.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a written revocation or a later dated, signed proxy card before the Special Meeting or simply attend the Special Meeting and vote.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. If the merger agreement is approved and the other conditions to the merger are satisfied, we expect to complete the merger promptly following the Special Meeting.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

A: The merger generally will be taxable to you for U.S. federal income tax purposes. To review the federal income tax consequences to stockholders in greater detail, see pages 37 to 38.

Q:  WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect to ask you to vote on any other matters at the Special Meeting.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger or would like additional copies of this Proxy Statement, you should contact Morrow & Co., Inc., a professional soliciting organization retained by BET Holdings, at 800-566-9061 or Byron F. Marchant, Senior Vice President and Chief Administrative Officer, BET Holdings, Inc., One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211; telephone number (202) 608-2000.

                                    SUMMARY

  This summary highlights selected information from this document. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which we have referred you. See the sections of this document entitled "DOCUMENTS INCORPORATED BY REFERENCE" and "AVAILABLE INFORMATION."

  Throughout this document, the term "Merger Agreement" refers to the Agreement and Plan of Merger dated as of March 15, 1998 (a copy of which is included at the back of this document as Exhibit A) and the term "Merger" refers to the merger of BTV Acquisition Corporation with and into BET Holdings, Inc. with BET Holdings, Inc. as the surviving corporation. BTV Acquisition Corporation is owned by the two largest stockholders of BET Holdings, Robert L. Johnson and Liberty Media Corporation, a wholly owned subsidiary of Tele-Communications, Inc. For ease of reference, we sometimes refer in this document to BTV Acquisition Corporation as "BTV Acquisition," to BET Holdings, Inc. as the "Company" (or the "Surviving Corporation" upon consummation of the Merger), to Robert L. Johnson as "Mr. Johnson," to Liberty Media Corporation as "Liberty," to Tele-Communications, Inc. as "TCI" and to Mr. Johnson, TCI, Liberty and BTV Acquisition collectively as the "Buying Group." We are also using the term "Nonaffiliated Stock" to mean all Class A common stock of the Company not owned by BTV Acquisition, Mr. Johnson, TCI, Liberty and their respective affiliates and the term "Options" to mean all outstanding options to acquire Class A common stock of the Company.

                              THE SPECIAL MEETING

VOTING

  A special meeting of stockholders of the Company will be held at 10:00 a.m., local time, on Thursday, July 30, 1998, at the Capital Hilton, 16th and K Street, N.W., Washington, D.C. 20036 (the "Special Meeting"). At the Special Meeting, the holders of the Company's outstanding capital stock (including the holders of the Class A common stock) will vote on a proposal to adopt the Merger Agreement. Each share of the Company's Class A common stock is entitled to one vote per share and each share of Class B and Class C common stock is entitled to ten votes per share.

  Unless contrary instructions are indicated, proxies will be voted FOR the approval and adoption of the Merger Agreement. As explained below in the section entitled "DISSENTERS RIGHTS OF APPRAISAL," a vote in favor of the Merger Agreement means that the stockholder owning those shares will not have the right to dissent and seek appraisal of the fair market value of the shares. The Company does not know of any matters, other than as described in the Notice of Special Meeting of Stockholders, which are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. If any other matters are properly presented at the Special Meeting for action, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, the persons named in the proxies will not use their discretionary authority to use proxies voting against the Merger to vote in favor of adjournment or postponement of the Special Meeting. The Merger is also subject to a number of conditions. See "THE MERGER AGREEMENT -- Conditions." At the present time the Company does not anticipate waiving any of the material conditions of the Merger. However, if it becomes necessary to waive such conditions, the Company will give stockholders an opportunity to change their vote. While no such waiver is contemplated at this time, if such a waiver of any material conditions of the Merger were presented to the Board of Directors, the Board would consider whether a majority of the holders of the Nonaffiliated Stock would still vote in favor of the Merger as well as the impact on the market price for the Class A Stock if the Merger were terminated, before waiving any such conditions.

  Delaware law requires that the holders of a majority of the voting power of all outstanding shares of capital stock vote to approve the Merger. Mr. Johnson and Liberty hold enough shares to assure that majority. However, in order to ensure that the stockholders not affiliated with Mr. Johnson or Liberty, as a group, are in favor of the Merger, Mr. Johnson, Liberty and the Company have agreed to an independent vote requirement stipulating that the holders of a majority of the voting power of the shares not affiliated with the Buying Group must approve the Merger Agreement for the Merger to occur. Because the Company's officers (other than Mr. Johnson) are not affiliates of Mr. Johnson or Liberty, they have the discretion to vote the shares of Class A common stock they own in favor of the Merger Agreement, and, with the exception of Mr. Johnson's spouse, Mrs. Sheila Crump Johnson, their affirmative votes will count in determining whether the independent vote requirement has been satisfied. Mrs. Johnson's shares will not count toward satisfaction of the independent vote requirement, but her outstanding Options will be treated in the same manner as the Options held by other officers of the Company (other than Mr. Johnson), as described further below. The Company's officers as a group (other than Mr. Johnson) currently own less than 1% of the outstanding Class A common stock. They also own Options to acquire 1,457,995 shares of Class A common stock, which Options will be cashed out upon consummation of the Merger (unless an alternative arrangement is negotiated between the Buying Group and any such officers to continue those Options as an equity interest in the Surviving Corporation), as further described in the section of this Proxy Statement entitled "SPECIAL FACTORS." The Company believes it is the present intention of all such officers owning Class A common stock to vote all their shares in favor of the Merger Agreement. Under the terms of the Merger Agreement, the current officers of the Company will be the officers of the Surviving Corporation following consummation of the Merger.

  Acting under authority granted to it by the Board of Directors, the Special Independent Committee of the Board of Directors of the Company has set the close of business on June 29, 1998 as the record date for determining who is
entitled to vote at the Special Meeting. On the record date, there were [   ]
shares of Class A common stock outstanding and entitled to vote held by
approximately [   ] stockholders of record.

                                SPECIAL FACTORS

PURPOSE, BACKGROUND AND EFFECTS OF THE MERGER

  The Buying Group's purpose for the Merger is to acquire all of the remaining Class A common stock in the Company that they do not already own. Mr. Johnson and Liberty sought to structure the transaction as a merger because it would enable them to obtain financing on the best terms possible and reduce transaction costs. If the Merger is completed, the Company's stock would cease to be publicly traded and holders of Nonaffiliated Stock (other than stockholders who dissent from the Merger and seek appraisal of their shares in accordance with the Delaware law requirements explained in this document) would receive $63 per share in cash. Following the Merger, all of the outstanding capital stock of the Company, as the surviving corporation in the Merger, would be owned by Mr. Johnson and Liberty (except for any Options that have been continued as an equity interest in the Surviving Corporation, as described further in this document).

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

  In September 1997, the Buying Group initially offered to acquire all the remaining Class A common stock of the Company at a purchase price of $48 per share. Because four of the seven members of the Board of Directors are associated with the Buying Group (Mr. Johnson, his wife, Mrs. Sheila Crump Johnson, Dr. John C. Malone, the Chairman and Chief Executive Officer of TCI, and Mr. Robert R. Bennett, the President of Liberty), the Board sought to avoid the potential conflicts of interest involved by forming a special committee of independent directors (the "Special Independent Committee") to review the Buying Group's proposal, make a recommendation to the Board of Directors regarding any proposed transaction with the Buying Group, and negotiate the terms of any such transaction with the Buying Group. The Special Independent Committee is comprised of Mr. Delano E. Lewis, a director of the Company who is not associated with the Buying Group.

  The Company's Board of Directors, acting on the recommendation of its Special Independent Committee, has approved the Merger and the Merger Agreement and recommends that you vote to adopt the Merger

Agreement. The Company's Board of Directors believes that the Merger and the terms and provisions of the Merger Agreement (including the $63 per share purchase price) are fair to and in the best interest of the Company and the holders of Nonaffiliated Stock.

FACTORS CONSIDERED BY THE BOARD OF DIRECTORS AND THE SPECIAL INDEPENDENT
COMMITTEE

  In reaching their decision to recommend adoption of the Merger Agreement, the Special Independent Committee and the Board considered a number of factors. These include the following:

  . a comparison of the historical market prices of the Class A common stock of the Company with the per share price offered by Mr. Johnson and Liberty. The $63 per share price represents a 58% premium over the $40 average closing price per share for the 30-day period preceding September 10, 1997, the last full trading day before Mr. Johnson and Liberty first announced their intention to purchase the shares of Class A common stock of the Company they do not already own.
  . the opinion of Goldman, Sachs & Co. ("Goldman Sachs") addressed to the Special Independent Committee that, as of March 15, 1998, the $63 per share to be received by the holders of the Company's Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) in connection with the Merger is fair to such stockholders from a financial point of view.
  . the Merger Agreement's requirement that the Merger be approved by the holders of a majority of the shares of Class A common stock other than Mr. Johnson, Liberty and their respective affiliates and the Merger Agreement provision permitting the Board of Directors to withdraw its recommendation that stockholders vote in favor of the Merger if the exercise of the Board's fiduciary duties requires the Board to do so because there is a reasonably likely alternative proposal more favorable to the holders of Class A common stock.

GOLDMAN SACHS' FAIRNESS OPINION

  Goldman Sachs delivered to the Special Independent Committee a written opinion, dated March 15, 1998, that as of such date, based upon and subject to the various considerations and assumptions stated therein, the $63 per share to be received by the holders of the Company's Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) is fair from a financial point of view to such stockholders. The Goldman Sachs opinion is included as Exhibit B at the end of this Proxy Statement. Please read this opinion carefully.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  BTV Acquisition was formed by Mr. Johnson and Liberty for the purpose of acquiring the Company in the Merger. Mr. Johnson and Liberty own approximately 65% and 35%, respectively, of BTV Acquisition. Following the effectiveness of the Merger, on a fully diluted basis, Mr. Johnson will own 65.68% of the common stock of the Company (as the surviving corporation in the Merger), and Liberty will own 34.32% (assuming that no officers of the Company continue their Options and become entitled to acquire equity interests in the Surviving Corporation). Such ownership will arise from the conversion, upon the consummation of the Merger, of all of the outstanding common stock of BTV Acquisition into all of the outstanding common stock of the Company, and the conversion of Mr. Johnson's options to acquire shares of Class A common stock of the Company into options to acquire an equivalent amount of common stock of the surviving corporation.

  In addition, almost all of the Company's officers and directors own the Company's Class A common stock or hold options to purchase Class A common stock and, to that extent, their interest in the Merger is the same as yours. However, some of the officers and directors of the Company have relationships, or interests in the Merger, that are different from your interests as a stockholder or that may present a conflict of interest. For a description of these interests see pages 32 to 34. The Special Independent Committee and the Board were aware of these interests and considered them in recommending and approving the Merger.

ACCOUNTING TREATMENT

  The cost of repurchasing the Company's outstanding Class A common stock will be accounted for as a treasury stock transaction, since the Merger will not constitute a change of control within the context of generally accepted accounting principles. This means that the historical cost basis of the Company's assets and liabilities will be carried forward to the surviving corporation in the Merger, with the aggregate cost of such repurchase being accounted for as a charge to stockholders' equity. The cost of repurchasing and cancelling outstanding common stock options will be accounted for as compensation expense.

FINANCING OF THE MERGER

  At the closing of the Merger, BTV Acquisition expects to pay an aggregate purchase price of $471.5 million to the holders of Nonaffiliated Stock and the holders of options to acquire the Company's Class A common stock (other than options held by Mr. Johnson), assuming no stockholders exercise the dissenter appraisal rights explained in this document and that no officers of the Company continue their Options and become entitled to acquire equity interests in the Surviving Corporation in the Merger in lieu of terminating such Options and receiving cash in respect of such Options at the time of the Merger. In addition, the parties anticipate that BTV Acquisition will require approximately $14.3 million to pay other expenses and costs relating to the Merger, and $27.7 million to refinance or finance indebtedness of the Company, Mr. Johnson, and Black Entertainment Television, Inc., the Company's primary operating subsidiary ("BET"), and to finance other general corporate purposes for a total cost of $42 million. It is a condition to BTV Acquisition's obligation to consummate the Merger that it has obtained, on terms reasonably acceptable to it, sufficient funds for the foregoing purposes. On May 15, 1998, BTV Acquisition delivered to the Company a commitment letter from The Bank of New York and certain of its affiliates to arrange, syndicate and administer, subject to certain specified conditions, senior secured revolving credit and term loan facilities aggregating up to $625 million in order to fund the foregoing purposes. See "SPECIAL FACTORS-- Financing of the Merger."

REGULATORY REQUIREMENTS

  The Hart-Scott-Rodino Act prohibits the completion of the Merger until Liberty and the Company have furnished certain information to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has expired or been terminated. The required notification and report forms were filed with the Antitrust Division and the Federal Trade Commission, and early termination of the required waiting period was granted at 5:14 p.m. on May 6, 1998.

FEDERAL INCOME TAX CONSEQUENCES

  You will be taxed on your receipt of the $63 per share to the extent that the amount you receive exceeds your tax basis in your Class A common stock. Because determining the tax consequences of the Merger can be complicated, especially in light of recent changes in the federal tax laws governing capital gains, you should consult your tax advisor in order to understand fully how the Merger will affect you.

                              THE MERGER AGREEMENT

THE MERGER CONSIDERATION

  If the Merger is completed, you will be entitled to receive $63 per share in cash for your Class A common stock, without interest (the "Merger
Consideration").

CONDITIONS TO THE MERGER

  There are a number of conditions that must be satisfied before either the Company or the Buying Group is obligated to complete the Merger, including:

  . the Merger must be approved by a majority of the voting power held by the stockholders of the Company other than Mr. Johnson, Liberty and their respective affiliates;

  . there can be no legal restraints or prohibitions that prevent completion of the Merger; and

  . all governmental authorizations necessary for the Merger's completion must have been obtained and any waiting period under the Hart-Scott-Rodino Act must have expired or been terminated.

  There are additional conditions that must be satisfied or waived before BTV Acquisition is obligated to complete the Merger, including:

  . BTV Acquisition must obtain sufficient financing to complete the Merger and to finance or refinance certain indebtedness and to pay certain expenses of the Merger;

  . holders of not more than 10% of the outstanding shares of Class A common stock not owned by Mr. Johnson, Liberty and their respective affiliates have exercised dissenters appraisal rights;

  .  there is no litigation challenging the Merger pending or threatened;

  .  the Company must comply with the Merger Agreement; and

  . the representations and warranties made by the Company in the Merger Agreement that are qualified as to materiality must be true and correct and, if not so qualified, must be true and correct in all material respects.

  There are additional conditions that must be satisfied before the Company is obligated to complete the Merger, including:

  . BTV Acquisition, Mr. Johnson and Liberty must comply with the Merger Agreement; and

  . the representations and warranties made by BTV Acquisition, Mr. Johnson and Liberty in the Merger Agreement that are qualified as to materiality must be true and correct and, if not so qualified, must be true and correct in all material respects.

TERMINATION OF THE MERGER AGREEMENT

  The Company and BTV Acquisition may agree at any time (including any time after the Special Meeting) to terminate the Merger Agreement. In addition, either the Company or BTV Acquisition may terminate the Merger Agreement if:

  .  the Merger has not been completed by September 30, 1998;

  .  a final court order or other governmental action prohibits the Merger;
     or

  . the other party materially fails to comply with the Merger Agreement and such failure cannot be remedied by September 30, 1998.

  The Company may terminate the Merger Agreement if:

  . the Buying Group has not obtained commitments for the financing necessary to complete the Merger by May 15, 1998.

  BTV Acquisition may terminate the Merger Agreement if:

  . the Board decides to withdraw or change its recommendation in favor of the Merger; or

  . holders of shares representing a majority of the voting power owned by stockholders of the Company (other than Mr. Johnson, Liberty or any of their respective affiliates) do not approve the Merger Agreement by September 15, 1998.

                                   LITIGATION

  Shortly after the public announcement of the Buying Group's initial offer of $48 per share for the remaining outstanding shares of Class A common stock of the Company, several lawsuits were filed by stockholders of the Company alleging that the offer price was inadequate. Five class action complaints were filed and consolidated in a Delaware state court and one class action complaint was filed in a District of Columbia court. On March 15, 1998, the parties to the Delaware lawsuits entered into a Memorandum of Understanding (the "MOU") which outlines an agreement-in-principle regarding the terms of a settlement, subject to court approval, third-party consents and other conditions. The parties to the MOU agreed, among other things, to cooperate in seeking the dismissal of the complaint pending in the District of Columbia court. The litigation and the MOU are discussed in the section of this document entitled "LITIGATION." The consummation of the Merger is conditioned upon there being no pending or threatened litigation concerning the Merger.

                         DISSENTERS RIGHTS OF APPRAISAL

  Any stockholder who does not wish to accept $63 per share in the Merger has the right under Delaware law to have the "fair value" of his or her shares determined by the Delaware Chancery Court. This "right of appraisal" is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights:

  .  you must NOT vote in favor of the Merger; and

  . you must make a written demand for appraisal in compliance with Delaware law BEFORE the vote on the Merger.

  Merely voting against the Merger will not protect your right of appraisal. Exhibit C to this Proxy Statement contains the Delaware statute relating to your right of appraisal. Failure to follow all of the steps required by this statute will result in the loss of your right of appraisal. The Delaware law requirements for exercising appraisal rights are explained in the section of this document entitled "DISSENTERS RIGHTS OF APPRAISAL."

                                SPECIAL FACTORS

PURPOSE AND BACKGROUND OF THE MERGER

  At a meeting of the Board of Directors of the Company held on May 20, 1997, the Board discussed generally the price of the Company's stock and the directors' concerns that the stock price did not reflect the value of the Company and determined that the Company should explore options to increase the stock price. To further that objective, the Board authorized the retention of a financial advisor to consider possible value enhancement transactions. In late May 1997, Mr. Johnson, in his individual capacity, discussed with the Company's senior management the general concept of enhancement of stockholder value, including the possibility of Mr. Johnson making a proposal to acquire the Company. In late May and early June 1997, Mr. Johnson and representatives of Liberty had general discussions concerning the feasibility of taking the Company private in a leveraged buy-out or other business combination transaction. Mr. Johnson and Liberty did not pursue the transaction at that time because they believed that such a transaction would involve a substantial time committment and they did not have sufficient time to devote to the structuring of such a transaction at that time. As a result no proposal regarding the acquisition of the Company was made by Mr. Johnson or Liberty at that time.

  On July 10, 1997, the Board of Directors approved the retention by the Company of Salomon Brothers Inc ("Salomon") to render certain financial advisory and investment banking services to the Company, including identifying and/or evaluating various strategic or financial alternatives that may be available to the Company to enhance stockholder value, including a public or private sale or placement of additional equity or debt securities of the Company. Salomon entered into an engagement letter with the Company dated August 20, 1997. Salomon is an internationally recognized investment banking firm with broad experience in the media industry and was retained by the Board of Directors of the Company in light of such experience. Salomon had from time to time in the past rendered investment banking services to Liberty, TCI and the Company and their respective affiliates for which it has received customary compensation.

  On or about September 8, 1997 Mr. Johnson contacted representatives of Liberty and proposed that the parties consider a potential acquisition of the Company, in the event that the Salomon analysis, which was to be presented to the Board at the Board's September 10 meeting, did not suggest an alternative transaction acceptable to Mr. Johnson and Liberty. On September 10, 1997, Salomon made a presentation to the Board regarding the following possible alternatives: an outright sale of the Company to a third party, commencement of an issuer partial tender offer or other share repurchase program by the Company, a "going private" transaction, or the making of certain investments or strategic acquisitions or entering into a strategic partnership. Salomon outlined the financial advantages and disadvantages of each of these possible alternatives; however, this presentation did not contain a valuation of the Company or discuss the fairness of the transactions or any other particular transaction. Salomon did not deliver any opinion to the Board regarding these various alternatives. Following such presentation, the Board determined to take the possible alternatives presented by Salomon under advisement but not to take any action at that time to pursue any of such alternatives.

  Following this Board meeting, Mr. Johnson and Dr. Malone and Mr. Bennett, representing Liberty, met to consider a potential acquisition of the Company by Mr. Johnson and Liberty. At this meeting, Liberty and Mr. Johnson determined to proceed with a potential acquisition and they proceeded to deliver a letter to the Company proposing that a corporation to be formed by the Buying Group acquire, by merger or other business combination, all of the outstanding Class A common stock, par value $.02 per share (the "Class A Stock") of the Company not owned by the Buying Group, at a purchase price of $48 per share in cash (the "$48 Offer"). The letter stated that consummation of the proposed transaction would be subject to, among other things, the negotiation and execution of a definitive merger and other related agreements and the receipt of financing on terms and conditions acceptable to the Buying Group. In addition, the letter stated that the Buying Group and its advisors were prepared to meet with the Board of Directors of the Company or any special independent committee formed by it to consider the $48 Offer. On September 10, 1997, Salomon informed the Company that it was resigning as financial advisor under the August 20, 1997 engagement letter and would thereafter be acting as financial advisor to the Buying Group. On September 11, 1997, the Company issued a press release regarding the $48 Offer. Mr. Johnson and Liberty entered into a letter agreement dated as of September 11, 1997 setting forth the general terms and conditions under which Mr. Johnson and Liberty would act together in respect of the proposed transaction. See "SPECIAL FACTORS--Buying Group Letter Agreements."

  On September 11, 1997, three class action complaints were filed in the Court of Chancery in the state of Delaware (the "Court") challenging the $48 Offer:
(1) Behrens v. Johnson, C.A. No. 15921-NC (the "Behrens Complaint"), (2) Harbor Finance Partners v. Barton, C.A. No. 15923-NC and (3) Friedman v. Johnson, C.A. No. 15924-NC. On September 12, 1997 a fourth class action complaint, Tiger Options, L.L.C. v. Johnson, C.A. No. 5936, and on September 13, 1997 a fifth class action complaint, Ramos v. Johnson, C.A. No. 15941, were filed with the Court. The Behrens Complaint was served on the Company and its directors on September 15, 1997. The Behrens Complaint alleged, among other things, that $48 per share was an unfair price for the shares of the Nonaffiliated Stock. On October 14, 1997, the Court executed an order consolidating these five complaints into one cause of action under the caption In re BET Holdings, Inc. Shareholders Litigation, C.A. No 15921 (the "Consolidated Action"). Between October 1997 and March 1998, the Court granted the defendants monthly extensions of time to respond to the Behrens Complaint.

  On September 15, 1997, the Board of Directors of the Company appointed the Special Independent Committee to review and evaluate the $48 Offer. Mr. Delano
E. Lewis was viewed as highly qualified to act as a special committee member because of his extensive experience as a business executive and his understanding of business and financial matters. In addition, Mr. Lewis was the only member of the Board who had neither financial relationships with the Buying Group which might lead to questions concerning his being "disinterested" or "independent" nor professional obligations which would preclude his devoting sufficient time and attention to the work of the Special Independent Committee. In considering Mr. Lewis's appointment to the Special Independent Committee, the Board was aware that Mr. Lewis had been nominated originally to serve on the Board by Mr. Johnson pursuant to the Company Stockholders Agreement (as defined below), but the Board did not view that fact as creating a potential conflict of interest, particularly given Mr. Lewis's qualifications and the absence of a financial relationship between Mr. Lewis and Mr. Johnson. Accordingly, Mr. Lewis was appointed to serve as the Chairman and sole member of the Special Independent Committee. As used in this document, the term "Company Stockholders Agreement" refers to the Agreement Among Stockholders dated November 6, 1991 among the Company, Mr. Johnson, an affiliate of TCI, and TW/BET Holding Co. (which is no longer a shareholder of the Company), which, among other provisions, permits Mr. Johnson to nominate one director as long as he holds a specified number of shares of Class C common stock of the Company.

  Promptly following his appointment, Mr. Lewis retained the Washington, D.C. law firm of Freedman, Levy, Kroll & Simonds to serve as counsel to the Special Independent Committee. The Special Independent Committee retained that law firm because of its expertise relating to corporation and securities law matters and because the firm had not previously represented either the Company or the Buying Group.

  On September 19, 1997, the Buying Group transmitted a letter to the Special Independent Committee clarifying certain issues regarding the $48 Offer and requesting that the Company provide it with certain financial and business information, subject to the Buying Group agreeing to appropriate confidentiality protections. In this letter, the members of the Buying Group stated that they were not considering selling any of their shares in the Company to a third party.

  On September 29, 1997, the Special Independent Committee conducted its organizational meeting at the offices of the Company. At that meeting, the Special Independent Committee and its counsel met with Company officials and the Company's counsel. The Company provided to the Special Independent Committee copies of various submissions the Company had received from investment banking firms expressing an interest in serving as the Special Independent Committee's financial advisor. The Company also confirmed that it would provide the Special Independent Committee with information and access to Company personnel upon request by the Special Independent Committee and its advisors. However, the Company and the Special Independent Committee also noted that the Company's officers and counsel could not and would not be privy to the details of the Special

Independent Committee's work, so as to maintain the integrity of the Special Independent Committee's process. Counsel for the Special Independent Committee also suggested that Mr. Lewis be compensated by the Company on a reasonable and fair basis for serving as Chairman and sole member of the Special Independent Committee, to which the Company agreed.

  The Company and the Buying Group entered into a Nondisclosure Agreement dated as of October 2, 1997 which provided that the Company would make available to the Buying Group and its representatives certain non-public financial and other business information concerning the Company and that the Buying Group would treat non-public information about the Company received by it confidentially.

  On October 2, 1997, the Special Independent Committee met with its counsel to establish a process for the selection of a financial advisor to the Special Independent Committee. Mr. Lewis, in consultation with counsel for the Special Independent Committee, selected three investment banking firms, including Goldman Sachs, as the candidates to serve as the Special Independent Committee's financial advisor. The basis for this selection was the quality of written materials submitted, the prominence and reputation of the firms, the firms' experience in advising special committees, the firms' background and experience in the media, cable and telecommunications industries and the potential for conflicts of interest. Mr. Lewis then contacted representatives of those firms and, with the assistance of counsel, conducted interviews with the three firms on October 7 and 8, 1997.

  On October 7, 1997 a class action complaint and motion for a preliminary injunction was filed under the caption Baskerville v. Johnson, Civil No. 97ca007778 (the "Baskerville Complaint"), in the Superior Court for the District of Columbia (the "D.C. Court"). Like the Behrens Complaint, the Baskerville Complaint challenged the proposed buyout of holders of the Nonaffiliated Stock, and alleged, among other things, that the $48 Offer was unfair to the holders of the Nonaffiliated Stock. Between November 1997 and February 1998, the D.C. Court granted defendants monthly extensions of time to respond to the complaint and motion for preliminary injunction. On February 6, 1998, the D.C. Court held an initial conference and orally granted (i) an extension of time to respond to the Baskerville Complaint until April 30, 1998 and (ii) plaintiff's motion to withdraw her motion for a preliminary injunction. On April 29, 1998, the D.C. Court stayed this action until an August 21, 1998 status conference.

  On October 10, 1997, the Special Independent Committee and its counsel met to review the presentations made by the three investment banking firms that were interviewed. Mr. Lewis selected Goldman Sachs as the Special Independent Committee's financial advisor, subject to reaching agreement on Goldman Sachs' proposed fee structure. In addition to the factors discussed above, the Special Independent Committee's selection of Goldman Sachs was based on the Special Independent Committee's high comfort with the representatives of Goldman Sachs who would be assigned to the matter, the sensitivity of such persons to the need to obtain for holders of the Nonaffiliated Stock both a fair price and arm's length procedural safeguards and Goldman Sachs' proposed compensation structure. On October 14, 1997, following further discussions with Goldman Sachs, the Special Independent Committee retained Goldman Sachs as its financial advisor. On October 15, 1997, the Company issued a press release announcing that the Special Independent Committee had retained Goldman Sachs.

  On October 22, 1997, the Special Independent Committee and its legal and financial advisors met at the offices of the Company to formally introduce the Goldman Sachs representatives to the senior management of the Company and to develop a process for Goldman Sachs to review the Company's business.

  On October 29, 1997, the Special Independent Committee and its legal and financial advisors met to review a contact Goldman Sachs had received from Salomon requesting a meeting between Goldman Sachs and Salomon. The Special Independent Committee authorized Goldman Sachs to participate in such a meeting with Salomon, which meeting occurred on October 30, 1997.

  On November 5, 1997, the Special Independent Committee and its legal and financial advisors met to review Goldman Sachs' progress in their review of the Company's business and prospects, as well as to discuss Goldman Sachs' meeting on October 30, 1997 with Salomon. Goldman Sachs reported to the Special Independent Committee that it had been advised that if a fair price could be negotiated, the Buying Group preferred to proceed with a long-form merger (i.e., a merger requiring submission to a vote by the Company's stockholders) rather than a tender offer or other type of acquisition transaction. Goldman Sachs also outlined, on a preliminary basis, the methodologies to be employed in its fairness analysis. Goldman Sachs also reviewed with the Special Independent Committee the Company's efforts to expand its business into areas other than the core cable network, and the Special Independent Committee considered the potential risks and rewards associated with these new ventures. In addition to the core cable network, the Company had initiated a number of new business ventures, including BET on Jazz, Action Pay-Per-View, SoundStage Restaurants and publications. Unlike the core cable network, these non-core business units had not yet generated profits and in fact were generating losses. Additionally, these non-core business units were subject to all of the risks and uncertainties customarily associated with start-up businesses. In formulating its views concerning the Company's future prospects, the Special Independent Committee took into consideration both the possibility that these new businesses might contribute to the Company's future earnings and growth and the possibility that these new businesses might be unsuccessful. After discussion, the Special Independent Committee authorized Goldman Sachs to continue its discussions with Salomon, as well as to conduct further due diligence and analysis of the Company's business and prospects. Additionally, the Special Independent Committee decided to invite the large public stockholders who had expressed a desire to communicate directly with the Special Independent Committee to meet with the Special Independent Committee and its advisors.

  In mid-November 1997, Mr. Johnson and representatives of Liberty met by telephone with their financial and legal advisors to discuss the October 1997 Projections. In the course of these discussions, it was noted that the May 1997 Projections had been prepared by senior management of the Company in connection with the preparation of the annual budget for fiscal year 1998 and that such projections had been reviewed and accepted by the Board of Directors at its May 20, 1997 meeting, while the October 1997 Projections though prepared by management were not prepared in connection with the preparation of the annual budget and had not been reviewed by Mr. Johnson or the Board of Directors. In addition, during these discussions Mr. Johnson expressed his view that the October 1997 Projections did not reflect a realistic forecast of the Company's potential performance because, among other factors, such projections anticipated increases in revenues without the expense increases customarily necessary to obtain such increased revenues. For example, Mr. Johnson noted that the projections anticipated increases in domestic programming ratings and advertising revenues without taking into account the corresponding increases in program acquisition costs which would be required in order to provide such rating and advertising revenue increases. Based upon these discussions, the Buying Group was of the view that the May 1997 Projections were a more appropriate view of the Company's potential performance than the October 1997 Projections and the Buying Group instructed Salomon to express the Buying Group's views to Goldman Sachs.

  On November 24, 1997, the Special Independent Committee and its legal and financial advisors met by telephone with representatives of Gabelli Funds, Capital Research and Management Company and Fidelity Investments, the three institutional investors holding the largest amounts of the Company's Class A Stock other than members of the Buying Group. Mr. Lewis explained to such representatives that the Special Independent Committee wanted to hear what they had to say, but could not respond or provide any information concerning the work of the Special Independent Committee that was not publicly available. Such representatives advised the Special Independent Committee of their views that the $48 price was not adequate and that a price in the $60's would be appropriate. The Special Independent Committee did not have further substantive communications with these investors.

  Also on November 24, 1997, Goldman Sachs reported to the Special Independent Committee on the progress of discussions with the Buying Group and its advisors. Goldman Sachs informed the Special Independent Committee that, at their meeting on November 20, 1997, Salomon had informed Goldman Sachs that the Buying Group believed, as discussed above, that, as between the Company's internal financial forecasts prepared in October 1997 (the "October 1997 Projections") and an earlier set of internal projections, prepared by management in May 1997 (the "May 1997 Projections"), the May 1997 Projections were more appropriate for analyzing the Company's business and prospects. The May 1997 Projections forecast for the Company's core cable network in 2001 revenues of $241.2 million, operating expenses of $81.5 million and earnings before income taxes, depreciation and amortization ("EBITDA") of $167.1 million, reflecting a projected EBITDA compounded annual growth rate ("CAGR") for the years 1998 through 2001 of 25%. The October 1997 Projections forecast 2001 core cable network revenues, operating expenses and EBITDA of $283.2 million, $81.5 million and $209.0 million, respectively, reflecting a projected EBITDA CAGR for the years 1998 through 2001 of 29%.

  On December 12, 1997, the Special Independent Committee and its legal and financial advisors met to review developments following the Committee's meeting on November 24. Mr. Lewis reported that he had spoken with Mr. Johnson on November 24 and Mr. Johnson had indicated, in substance, that the Special Independent Committee had not been provided with projections that, in Mr. Johnson's view, reflected a realistic forecast of the Company's potential performance. Mr. Johnson stated to Mr. Lewis that he would request senior management of the Company to review the October 1997 Projections and provide the Special Independent Committee with projections which management believed were attainable. In addition, Mr. Johnson indicated to Mr. Lewis that he did not participate in the preparation of either the October 1997 Projections or the December 1997 Projections (as defined below). Goldman Sachs met with representatives of the Company on December 8, 1997 and discussed the variables and assumptions underlying the Company's internal financial projections. A discussion was held concerning the general optimism of the Company's projections and the variables upon which such optimism was based.

  Following the Special Independent Committee's December 12, 1997 meeting, Goldman Sachs received from the Company a revised set of internal financial projections (the "December 1997 Projections"). Members of the Company's management represented that they were utilizing the December 1997 Projections to run the Company and to make budgeting decisions. The December 1997 Projections forecast 2001 core cable network revenues, operating expenses and EBITDA of $254.2 million, $81.5 million and $180.0 million, respectively, reflecting a projected EBITDA CAGR for the years 1998 through 2001 of 23%. The Special Independent Committee concluded that the December 1997 Projections, like the May 1997 Projections and the October 1997 Projections, were more aggressive than the Company's historical results. The Company's historical 1997 core cable network revenues, operating expenses and EBITDA were $136.2 million, $72.4 million and $68.9 million, respectively, reflecting an EBITDA CAGR for the years 1995 through 1997 of 21%. The December 1997 Projections forecast for the 1998 fiscal year ending July 31, 1998 core cable network revenues of approximately $160.6 million and EBITDA of $96.4 million. Based on an annualization of the Company's historical results of operations for the six months ended January 31, 1998, the Company's core cable network revenues and EBITDA for the year ending July 31, 1998 would be approximately $151.4 million and $84.0 million, respectively.

  On January 12, 1998, the Special Independent Committee and its legal and financial advisors met to review a presentation by Goldman Sachs concerning the $48 Offer. At the January 12, 1998 presentation to the Special Independent Committee, Goldman Sachs expressed its view to the Special Independent Committee that the $48 Offer was not adequate. The Special Independent Committee concluded that the $48 Offer was not adequate and decided to so advise the Company and the Buying Group, and to issue a press release announcing its views. The press release was issued on January 23, 1998.

  The Special Independent Committee authorized Goldman Sachs to continue its discussions with Salomon. On February 9, 1998, representatives of Salomon and Goldman Sachs met and discussed their respective analyses of the Company. During the February 9, 1998 meeting, Goldman Sachs was furnished with the December 1997 Projections as adjusted in certain respects by the Buying Group and its financial advisor (the "Modified December 1997 Projections"). The Modified December 1997 Projections consisted of the December 1997 Projections as adjusted by the Buying Group and its financial advisors to reflect certain more conservative assumptions underlying such projections than those that were contained in management's December 1997 Projections. These revised assumptions were based, among other things, upon Mr. Johnson's views as to areas of the December 1997 Projections which were overly optimistic, given historical and year-to-date performance. Salomon, as a representative of the Buying Group, analyzed the December 1997 Projections, reviewed and questioned the reasonableness of the various assumptions used in the preparation thereof and discussed with the Buying Group and Goldman Sachs such matters. The Modified December 1997 Projections forecast for the Company's core cable network in 2001 revenues of $217.1 million, operating expenses of $76.9 million and EBITDA of $140.3 million, reflecting a projected EBITDA CAGR for the years 1998 through 2001 of 16%.

  Representatives of Salomon and Goldman Sachs met again by telephone on February 27, 1998 to continue their discussions concerning their respective analyses of the Company. At this meeting, representatives of Salomon, on behalf of the Buying Group, indicated to Goldman Sachs that the Buying Group was concerned that the further continuation of their effort to acquire the Company would distract senior management of the Company from their focus on running the day to day operation of the Company and that it was desirable either to complete or to abandon the transaction. Salomon stated, on behalf of the Buying Group, that the Buying Group was considering increasing the offer price and that if it did so it would expect the Special Independent Committee to consider whether or not such increased offer price was acceptable, and if acceptable, to proceed to negotiate a definitive merger agreement as promptly as possible. Based upon its conversation with Salomon, Goldman Sachs reported to the Special Independent Committee its view that the Buying Group would be willing to increase its offer to $63.

  On March 2, 1998, Mr. Johnson telephoned Mr. Lewis and confirmed that the Buying Group was considering increasing its offer price. Mr. Johnson told Mr. Lewis, however, that any such increase in the proposed offer price would only be made in conjunction with the execution of a definitive merger agreement and the resolution of all other issues concerning a proposed merger. Mr. Johnson contemplated that such issues would include customary matters for transactions of this type, although the Buying Group and the Company had, as of such time, not negotiated specific provisions. Mr. Johnson reaffirmed to the Special Independent Committee that Mr. Johnson and Liberty were not considering selling their shares to a third party.

  Following Mr. Johnson's conversation with Mr. Lewis, the Special Independent Committee requested Goldman Sachs to analyze a $63 price. On March 5, 1998, the Special Independent Committee met and Goldman Sachs presented to the Special Independent Committee an analysis of a $63 offer price. Goldman Sachs' presentation was substantially similar to the presentation made by Goldman Sachs on March 15, 1998. The topics outlined by Goldman Sachs included the following: stock price performance, purchase price analysis, review of selected publicly traded companies, analysis of selected merger transactions, discounted cash flow analysis, recapitalization analysis, and minority buyout analysis. For a more detailed description of the material financial analyses utilized by Goldman Sachs, see "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Independent Committee." Among other things, Goldman Sachs explained that an offer at $63 would fall within a range of reasonableness, based upon comparable transactions. However, Goldman Sachs also advised the Special Independent Committee that to conclude that such a price was "fair," one had to believe that there was substantial risk that the Company's operating performance would not be as successful as management had projected in the December 1997 Projections furnished to the Special Independent Committee and reviewed by Goldman Sachs, since the implied per share value of the Company will be less to the extent that the Company's operating performance is less than the results projected in the December 1997 Projections. After discussing the principal assumptions on which the December 1997 Projections were based, and noting that the Company's performance during the first five months of the current fiscal year was below management's projections, the Special Independent Committee concluded that there were indeed substantial risks and uncertainties associated with the Company's internal financial projections of future earnings and growth. The Special Independent Committee considered obtaining further projections from the Company and decided not to do so. The Special Independent Committee concluded in that regard that the four sets of projections referred to above provided it with sufficient information relating to the Company's future operations. The Special Independent Committee noted that no other potential bidders for the Company or the publicly held shares of the Company's Class A Stock had contacted the Special Independent Committee since the Special Independent Committee had been established, and that a price of $63 per share would represent a premium of approximately 58% over the market price of the shares prior to the initial public announcement of the $48 Offer and a premium of approximately 31% over the $48 Offer. The Special Independent Committee concluded that an offer from the Buying Group at $63 was in all likelihood the best alternative for the holders of the Nonaffiliated Stock that was likely to be reasonably available for the foreseeable future. In addition, the Special Independent Committee determined that its support of a $63 offer price would be conditioned upon the Buying Group agreeing to certain structural protections for the holders of the Nonaffiliated Stock, in particular that the consummation of the merger would be made contingent on the approval of the holders of a majority of the Nonaffiliated Stock. Such an approval requirement, which would effectively neutralize the voting power of the Buying Group, would enable the holders of the Nonaffiliated Stock to make an independent determination as to the fairness of an offer price.

  At the conclusion of its March 5, 1998 meeting, the Special Independent Committee decided to ascertain whether a price above $63 per share could be obtained from the Buying Group. During a meeting with Mr. Johnson on March 6, 1998, Mr. Lewis requested that the Buying Group increase its offer to $69 per share. Mr. Johnson responded that the Buying Group would not agree to raise the price above $63 per share. Mr. Johnson indicated that the Buying Group believed that a $63 per share price offered the stockholders a significant premium over the market price of the Class A Stock prior to the making of the $48 Offer and that such price was fair to the holders of the Nonaffiliated Stock. Mr. Johnson said that if the Special Independent Committee would not recommend an offer of $63 per share, then the Company would remain a publicly held corporation. Mr. Johnson did not indicate whether or not he intended to propose to the Board any alternative plans to enhance stockholder value in the event that the Buying Group's offer was not accepted.

  After further discussions between Mr. Johnson and Mr. Lewis, Mr. Johnson confirmed that, subject to an indication by the Special Independent Committee that the Special Independent Committee would recommend the transaction and the resolution of various other issues relating to the proposed merger, the Buying Group was prepared to increase its offer to $63 per share, that the Buying Group would not offer more than $63 per share, and that a merger agreement would have to be completed promptly. Mr. Lewis indicated to Mr. Johnson that the Special Independent Committee would, on a preliminary basis, be willing to consider an offer of $63 per share, subject to Goldman Sachs' ability to opine that such price was fair to the holders of the Nonaffiliated Stock from a financial point of view, and to the successful negotiation of the terms of a merger agreement, including the requirement that the holders of a majority of the Nonaffiliated Stock separately approve the merger.

  In determining that the Special Independent Committee would consider an offer of $63 per share, subject to Goldman Sachs' ability to opine that such price was fair to the holders of a majority of the Nonaffiliated Stock from a financial point of view, and to the successful negotiation of the terms of the Merger Agreement, including the requirement that the holders of a majority of the Nonaffiliated Stock separately approve the proposed merger, the Special Independent Committee considered the following factors, each of which, in the opinion of the Special Independent Committee, supported such determination:

  (1) Market Prices and Merger Price Premium. The Special Independent Committee considered the historical market prices of the Company's Class A Stock and the premium to be paid in the proposed merger. The average closing price of the Class A Stock on the New York Stock Exchange ("NYSE") during the 30-day period preceding September 10, 1997, the last full trading day before the $48 Offer was publicly announced, was approximately $40 per share. The $63 price represents a premium of approximately 58% over such $40 average closing price per share. Furthermore, the $63 price represents a premium of approximately 50% over the $41.88 per share closing price on September 9, 1997, which was the 52-week high closing price for the shares prior to the September 11, 1997 announcement of the $48 Offer, and a premium of approximately 155% over the $24.75 per share closing price on December 18, 1996, which was the 52-week low closing price prior to the September 11, 1997 announcement.

  (2) Increase in Merger Price Over $48 Offer. The Special Independent Committee also considered the fact that following the negotiations between the Special Independent Committee and its financial advisor and the Buying Group and its financial advisor, the Buying Group increased the price it was willing to pay to the holders of the Nonaffiliated Stock in connection with the proposed Merger from $48 to $63, an increase of approximately 31%. The Special Independent Committee also considered its belief that the Buying Group would not further increase the price it was willing to pay for the publicly held shares and that the $63 per share price was, in the belief of the Special Independent Committee, the highest price which the Buying Group was willing to pay.

  (3) Historical and Projected Financial Performance and Related Risks and Uncertainties. The Special Independent Committee considered the financial projections prepared by management of the Company in the light of the Company's historical results of operations. It was the Special Independent Committee's judgment that the projections appeared aggressive in view of the historical performance of the Company. For example, while the Company's consolidated EBITDA as a percent of revenues (the "EBITDA Margin") approximated 40% during each of the fiscal years ended July 31, 1995, 1996 and 1997, the

  Company's projected consolidated EBITDA Margin based on the December 1997 Projections of the Company's management is substantially higher, reaching levels in excess of 70% in the fiscal years ended July 31, 2001 and 2002. The CAGR of the Company's consolidated EBITDA during the three-year period ended July 31, 1997 amounted to 19%, while the projected CAGR of the Company's consolidated EBITDA during the five-year period ended July 31, 2002, based on the December 1997 Projections, is 28%. In spite of such aggressive revenue and growth projections, the projected CAGR of the Company's expenses forecast by the December 1997 Projections during the five-year period ended July 31, 2002 amounts to only 6% compared to the historical CAGR of the Company's expenses of 18% during the three-year period ended July 31, 1997. The Company was not able to provide and the Special Independent Committee was not able to identify sufficient support for the significant disparity between the projected and historical performance and, indeed, noted that annualization of the Company's historical consolidated revenues and EBITDA for the six months ended January 31, 1998, results in estimated 1998 revenue of $171.8 million and EBITDA of $72.8 million, respectively, which are substantially lower than the $180.9 million revenue and $92.1 million EBITDA forecast for 1998 by the December 1997 Projections. Furthermore, the Company's internal financial projections generally assumed continued growth of advertising revenues for the core cable network, even though the network's ratings were relatively flat during the period from 1991 through 1997. The Special Independent Committee therefore concluded that there are substantial risks and uncertainties associated with the Company's internal financial projections of future revenue, earnings and growth. The Special Independent Committee also determined that such risks and uncertainties relate not only to the Company's core cable network operations, but also to the Company's non-core operations, including BET on Jazz, publications and SoundStage Restaurant businesses, which have incurred operating losses to date, as well as the Company's equity in consolidated affiliates in non-core, start-up enterprises.

  (4) Review of Other Cable and Media Industry Transactions. The Special Independent Committee also considered the financial terms of certain recent business combinations in the cable programming industry as well as selected minority buyout transactions generally as analyzed by Goldman Sachs. While no public cable programming company transaction was sufficiently similar to the proposed Merger to be characterized by the Special Independent Committee as "comparable," the proposed payment of $63 per share for the publicly held shares of the Company generally is within the range of terms of other cable programming transactions and, in some respects, compares favorably when viewed in the light of certain criteria. With respect to recent selected minority buyout transactions generally, for example, the premium of almost 60% represented by the excess of the $63 price over the market value of the shares prior to the public announcement of the $48 Offer, and the 31% premium represented by the excess of the $63 price over the $48 price, are in the Special Independent Committee's view significantly in excess of premiums in most reported offer price changes. With respect to recent selected cable programming transactions, the $63 price to be paid to holders of the Nonaffiliated Stock in the Merger represents a multiple of 7.7 times the Company's revenues per share for the year ended July 31, 1997 and a multiple of 6.6 times projected fiscal 1998 revenues per share based on the December 1997 Projections, while the average revenue multiples in other recent selected cable programming transactions were less than 4 to 1.

  (5) Small Public Float. The Special Independent Committee also considered the fact that the public float for the Company's outstanding Class A Stock, assuming the conversion by the Buying Group of its shares of Class B Stock and Class C Stock of the Company into Class A Stock, consists of only approximately 37% of the outstanding shares of Class A Stock. The small public float negatively impacts the liquidity of the market for the public's shares. The public float currently is 6,310,910 shares of Class A Stock.

  (6) Buying Group Control of the Company; Absence of Alternative Transactions. The Special Independent Committee also considered the fact that assuming the conversion by the Buying Group of its shares of Class B Common Stock of the Company, par value $.02 per share ("Class B Stock") and Class C Common Stock of the Company, par value $.02 per share ("Class C Stock" and, together with the Class A Stock and the Class B Stock, the "Common Stock") into shares of Class A Stock, the Buying Group would beneficially own approximately 63% of the Company's Class A Stock. Furthermore, because each share of Class B Stock and Class C Stock generally is entitled to ten votes per share while the Class A Stock is entitled to one vote per share, the Buying Group holds equity securities of the Company representing approximately 92% of the voting power of the Company. The Special Independent Committee therefore considered the fact that the Buying Group has sufficient stock ownership and voting power to control a disposition of the Company. The Special Independent Committee and Goldman Sachs were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company. The Special Independent Committee also considered its belief that during the period that transpired between the initial public announcement of the $48 Offer and March 5, 1998, no third party indications of interest for the acquisition of the Company were communicated to the Company, the Special Independent Committee or Goldman Sachs.

  (7) Possible Decline in Market Price of Shares. The Special Independent Committee also considered the possibility that if a merger transaction with the Buying Group were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of potentially lower than expected projected Company earnings or a decline in the market price of the shares of the Company's Class A Stock or the stock market in general, the price that might be received by the holders of the Company's publicly held shares upon the sale thereof in a future transaction might be less than the $63 per share price to be received by them in connection with the proposed Merger.

  (8) Availability of Dissenters Rights. The Special Independent Committee also considered the fact that in a merger transaction dissenters rights of appraisal would be available to the holders of the Nonaffiliated Stock under Delaware law. (See "DISSENTERS RIGHTS OF APPRAISAL.")

  On March 12, 1998, the Special Independent Committee and its legal and financial advisors met to consider the terms of a draft of a proposed merger agreement that had been prepared by counsel to the Buying Group and negotiated with counsel to the Special Independent Committee and to determine the Special Independent Committee's response to an offer price of $63 per share. The Special Independent Committee tentatively determined that a $63 price would be acceptable, subject to the Special Independent Committee's receipt of an opinion of Goldman Sachs as to the fairness of such price to the holders of the Nonaffiliated Stock and subject to the Buying Group agreeing in the merger agreement to certain protections for the benefit of the holders of the Nonaffiliated Stock. The protections insisted on by the Special Independent Committee in the merger agreement included a condition to the merger that the holders of a majority of the Nonaffiliated Stock have approved the merger, a right for the Company to terminate the merger agreement in the event that the Buying Group did not deliver to the Company a firm commitment for the financing of the merger by May 15, 1998, and certain other provisions relating to the ability of the Board of Directors, acting on the recommendation of the Special Independent Committee, to withdraw its recommendation of the merger. In addition, the Special Independent Committee determined to require the Buying Group to obtain a "highly confident" letter from a financial institution indicating such institution's confidence in the financeability of the merger prior to taking any action with respect to the proposed merger. The Buying Group obtained such a "highly confident" letter on May 13, 1998 from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to the effect that, subject to certain qualifications and conditions set forth in the letter, they were highly confident that they, directly or through any of their affiliates, could successfully arrange and fully syndicate a $600 million senior secured credit facility for the purpose of financing the Merger, paying all fees, expenses and costs in connection with the Merger, refinancing the existing revolving credit facility of BET and for general corporate purposes. See "SPECIAL FACTORS -- Financing of the Merger" for a summary of the terms and conditions of the "highly confident" letter. The Special Independent Committee reviewed the "highly confident" letter and based upon such review, the Special Independent Committee requested the inclusion of a provision for a financing commitment in the Merger Agreement.

  On the evening of March 13, 1998, Mr. Johnson informed the Special Independent Committee that he had requested management of the Company to arrange for a meeting of the Board to take place on the evening of March 15, 1998. The Special Independent Committee and the Buying Group and their respective financial and legal advisors continued to negotiate certain issues relating to the proposed merger agreement through the evening of March 15, 1998, including provisions providing for (i) the right of the Company to terminate the merger agreement in the event that the Buying Group does not deliver to the Company a firm commitment for the financing of the Merger by May 15, 1998, (ii) the Board of Directors, acting on the recommendation of the

Special Independent Committee, to withdraw its recommendation that stockholders vote in favor of the Merger if the exercise of the Board's fiduciary duties requires the Board to do so because there is a reasonably likely alternative proposal more favorable to the holders of the Class A Stock, (iii) the holders of a majority of the Nonaffiliated Stock to approve the Merger, (iv) the obligations of the parties to proceed with the Merger in the event the holders of a significant amount of shares exercised their right to dissent from the Merger and seek appraisal, (v) the rights of each party to terminate the merger agreement, (vi) the obligation of the Company to pay certain expenses of the Buying Group relating to the Merger in certain circumstances, and (vii) certain representations to be made by Mr. Johnson in such merger agreement.

  On March 15, 1998, the Special Independent Committee reviewed with its counsel and Goldman Sachs the terms of a proposed merger agreement that had been negotiated by counsel representing the Special Independent Committee, the Company and the Buying Group. The Special Independent Committee approved the $63 price and other terms and provisions of the proposed agreement and found such price and terms and provisions to be fair to and in the best interest of the Company and the holders of Nonaffiliated Stock, and determined to recommend that the Board of Directors approve the proposed merger agreement. At the Special Independent Committee meeting, Goldman Sachs delivered its oral opinion that, as of such date, the $63 per share to be received by the holders of the Company's Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) pursuant to the proposed merger agreement is fair to such holders from a financial point of view.

  A special meeting of the Board of Directors was held on March 15, 1998 to consider the proposed merger agreement. All directors were present (in person or by telephone) at the meeting, other than Dr. Malone, who was unavailable. The Special Independent Committee presented its report to the Board regarding the negotiations with the Buying Group. Goldman Sachs then presented its written and oral analysis of the proposed merger to the Board of Directors and answered various questions from Board members. After its presentation, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that as of such date the $63 per share to be received by the holders of the Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) pursuant to the proposed merger agreement is fair to such holders from a financial point of view. This opinion is attached hereto as Exhibit B. See "SPECIAL FACTORS-- Opinion of Financial Advisor to the Special Independent Committee."

  After representatives of Goldman Sachs presented their analysis, they excused themselves and the Board meeting continued. Legal counsel for the Company reviewed the terms of the proposed merger agreement and reported to the Special Independent Committee and the Board regarding the status and proposed resolution of the Consolidated Action and the Baskerville Complaint. Legal counsel for the Company also reiterated to the members of the Board the details of their fiduciary duties to the Company and to the holders of the Nonaffiliated Stock.

  Mrs. Johnson and Messrs. Johnson and Bennett excused themselves from the meeting and the Goldman Sachs representatives returned to the meeting. After reviewing with representatives of Goldman Sachs the basis for its opinion, and reviewing and approving the terms and conditions of the proposed merger agreement, Messrs. Lewis, Washington and Wilkins, the directors who are not
(i) officers or employees of the Company, (ii) officers, directors or employees of TCI or Liberty or (iii) affiliates of Mr. Johnson, Liberty or TCI (although Mr. Wilkins is a director and shareholder of two TCI-affiliated companies), unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of the Nonaffiliated Stock, approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement. The other directors then returned to the meeting and the full Board (except for Dr. Malone who was absent) unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of the Nonaffiliated Stock, approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement.

  On March 15, 1998 counsel for plaintiffs and defendants in the Consolidated Action executed the MOU which outlined an agreement-in-principle regarding the terms of a settlement of the Consolidated Action. See "LITIGATION." At the time the MOU was executed, the Baskerville Complaint was still pending in the D.C.

Court and the parties to the MOU understood that consummation of the Merger was contingent on, among other things, there being no pending or threatened litigation challenging the Merger. The parties to the MOU believed that the Baskerville Complaint would be voluntarily or involuntarily dismissed. On that same day, Mr. Johnson and Liberty entered into a letter agreement relating to the prospective management and ownership of the business of the Company following consummation of the Merger. See "SPECIAL FACTORS--Buying Group Letter Agreements."

  On March 16, 1998, the Company and the Buying Group issued separate press releases disclosing that they had signed a definitive merger agreement pursuant to which the Buying Group would acquire all of the Nonaffiliated Stock at a per share price of $63 in cash.

RECOMMENDATION OF THE SPECIAL INDEPENDENT COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

  On March 15, 1998, the Special Independent Committee determined that the Merger and the terms and provisions of the Merger Agreement are fair to and in the best interest of the Company and the holders of the Nonaffiliated Stock, and recommended to the Board of Directors of the Company that it approve the Merger Agreement.

  At a special meeting held immediately following the Special Independent Committee's determination, at which all directors of the Company were present, except for Dr. Malone, the Board of Directors of the Company considered the recommendation of the Special Independent Committee. After Mrs. Johnson and Messrs. Johnson and Bennett excused themselves from the meeting, Messrs. Lewis, Washington and Wilkins unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of the Nonaffiliated Stock, approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement. Mrs. Johnson and Messrs. Johnson and Bennett then returned to the meeting and all the directors present unanimously concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of the Nonaffiliated Stock, approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement.

  Special Independent Committee. In reaching its determination to approve and recommend that the Board of Directors approve the Merger Agreement, the Special Independent Committee considered the following factors, each of which, in the opinion of the Special Independent Committee, supported such determination:

    (1) Market Prices and Merger Price Premium. The Special Independent Committee considered the historical market prices of the Company's Class A Stock and the premium to be received by the holders of the Nonaffiliated Stock pursuant to the Merger Agreement. The average closing price of the Class A Stock on the NYSE during the 30-day period preceding September 10, 1997, the last full trading day before the $48 Offer was publicly announced, was approximately $40 per share. The $63 price represents a premium of approximately 58% over such $40 average closing price per share. Furthermore, the $63 price represents a premium of approximately 50% over the $41.88 per share closing price on September 9, 1997, which was the 52-week high closing price for the shares prior to the September 11, 1997 announcement of the $48 Offer, and a premium of approximately 155% over the $24.75 per share closing price on December 18, 1996, which was the 52-week low closing price prior to the September 11, 1997 announcement.

    (2) Increase in Merger Price Over $48 Offer. The Special Independent Committee also considered the fact that following the negotiations between the Special Independent Committee and its financial advisor and the Buying Group and its financial advisor, the Buying Group increased the price it was willing to pay to the holders of the Nonaffiliated Stock in connection with the proposed Merger from $48 to $63, an increase of approximately 31%. The Special Independent Committee also considered its belief that the Buying Group would not further increase the price it was willing to pay for the publicly held shares and that the $63 per share price was, in the belief of the Special Independent Committee, the highest price which the Buying Group was willing to pay.

    (3) Goldman Sachs Opinion. The Special Independent Committee also considered the opinion of Goldman Sachs that, as of the date of such opinion, based upon and subject to various considerations and assumptions stated therein, the $63 per share to be received by the holders of Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) in connection with the Merger is fair, from a financial point of view, to such stockholders. A copy of such opinion is included as Exhibit B to this Proxy Statement, and should be read in its entirety. The Special Independent Committee also considered the report and analysis presented by Goldman Sachs to the Special Independent Committee in connection with the $48 Offer and the $63 offer price. (See "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Independent Committee.") Goldman Sachs reviewed with the Special Independent Committee the substance of its discussions with Salomon. The Special Independent Committee did not rely upon such discussions in formulating its views concerning the Company's business and prospects, or concerning the fairness of either the $48 Offer or the $63 offer price.

    (4) Terms of the Merger Agreement. The Special Independent Committee also considered the terms of the Merger Agreement, including (a) the "neutralized voting" provision requiring that the Merger Agreement be approved by the holders of a majority of the voting power of shares not owned by Mr. Johnson, Liberty or their respective affiliates (Section 7.01(a)); (b) the provision making the Company's obligation to call the Special Meeting, recommend adoption of the Merger Agreement and use best efforts to obtain the approval of stockholders subject to the Board's fiduciary duties (Section 6.03); (c) the provisions providing that the terms of the Merger Agreement may not be amended or waived without the approval of the Special Independent Committee (Sections 8.03 and 8.04); (d) the absence of any termination fee other than the payment of the Buying Group's reasonable costs and expenses in the event the Merger Agreement is terminated because of an uncured material breach by the Company, a withdrawal or change in the Board's recommendation to stockholders favoring the Merger, the Board's recommendation of an alternative transaction, or the stockholders' failure to approve the Merger Agreement (Section 8.05);
  (e) the provision permitting the Board of Directors of the Company to engage in negotiations or provide information to a third party in response to an unsolicited written inquiry subject to receipt of certain advice from the Board's financial advisor or legal advisor (Section 6.04); and (f) the provision requiring that the Buying Group deliver to the Company upon execution of the Merger Agreement a letter from the proposed source of the Buying Group's financing that such source is highly confident that such financing will be provided and, furthermore, that the Buying Group would obtain by May 15, 1998 a firm commitment from an appropriate financial source relating to the Buying Group's financing (Section 4.12).

    (5) Historical and Projected Financial Performance and Related Risks and Uncertainties. The Special Independent Committee considered the financial projections prepared by management of the Company in the light of the Company's historical results of operations. It was the Special Independent Committee's judgment that the projections appeared aggressive in view of historical performance of the Company. For example, while the Company's EBITDA Margin approximated 40% during each of the fiscal years ended July 31, 1995, 1996 and 1997, the Company's projected consolidated EBITDA Margin based on the December 1997 Projections of the Company's management is substantially higher, reaching levels in excess of 70% in the fiscal years ended July 31, 2001 and 2002. The CAGR of the Company's consolidated EBITDA during the three-year period ended July 31, 1997 amounted to 19%, while the projected CAGR of the Company's consolidated EBITDA during the five-year period ended July 31, 2002, based on the December 1997 Projections, is 28%. In spite of such aggressive revenue and growth projections, the projected CAGR of the Company's expenses forecast by the December 1997 Projections during the five-year period ended July 31, 2002 amounts to only 6%, compared to the historical CAGR of the Company's expenses of 18% during the three-year period ended July 31, 1997. The Special Independent Committee was not able to identify support for the significant disparity between the projected and historical performance and, indeed, noted that annualization of the Company's historical consolidated revenues and EBITDA for the six months ended January 31, 1998, results in estimated 1998 revenue of $171.8 million and EBITDA of $72.8 million, respectively, which are substantially lower than the $180.9 million revenue and $92.1 million EBITDA forecast for 1998 by the December 1997 Projections. Furthermore, the Company's internal financial projections generally assumed continued growth of advertising revenues for the core cable network, even though the network's ratings were relatively flat during the period from 1991 through 1997. The Special Independent Committee therefore concluded that there are substantial risks and uncertainties associated with the Company's internal financial projections of future revenues, earnings and growth. The Special Independent Committee also determined that such risks and uncertainties relate not only to the Company's core cable network operations, but also to the Company's non-core operations, including BET on Jazz, publications and SoundStage Restaurant businesses, which have incurred operating losses to date, as well as the Company's equity in consolidated affiliates in non-core, startup enterprises.

    (6) Review of Other Cable and Media Industry Transactions. The Special Independent Committee also considered the financial terms of certain recent business combinations in the cable programming industry as analyzed by Goldman Sachs as well as selected minority buyout transactions generally. While no public cable programming company transaction was sufficiently similar to the proposed Merger to be characterized by the Special Independent Committee as "comparable," the proposed payment of $63 per share for the publicly held shares of the Company generally is within the range of terms of other cable programming transactions and, in some respects, compares favorably when viewed in the light of certain criteria. With respect to recent selected minority buyout transactions generally, for example, the premium of almost 60% represented by the excess of the $63 price over the market value of the shares prior to the public announcement of the $48 Offer, and the 31% premium represented by the excess of the $63 price over the $48 price, are in the Special Independent Committee's view significantly in excess of premiums in most reported offer price changes. With respect to recent selected cable programming transactions, the $63 price to be paid to holders of the Nonaffiliated Stock in the Merger represents a multiple of 7.7 times the Company's revenues per share for the year ended July 31, 1997 and a multiple of 6.6 times projected fiscal 1998 revenues per share based on the December 1997 Projections, while the average revenue multiples in other recent selected cable programming transactions were less than 4 to 1.

    (7) Small Public Float. The Special Independent Committee also considered the fact that the public float for the Company's outstanding Class A Stock, assuming the conversion by the Buying Group of its shares of Class B Stock and Class C Stock of the Company into Class A Stock, consists of only approximately 38% of the outstanding shares of Class A Stock. The small public float was believed by the Special Independent Committee to negatively impact the liquidity of the market for the public's shares. The public float is 6,310,910 shares of Class A Stock.

    (8) Buying Group Control of the Company; Absence of Alternative Transactions. The Special Independent Committee also considered the fact that assuming the conversion by the Buying Group of its shares of Class B Stock and Class C Stock into shares of Class A Stock, the Buying Group beneficially owns approximately 63% of the Company's Class A Stock. Furthermore, because each share of Class B Stock and Class C Stock generally is entitled to 10 votes per share while the Class A Stock is entitled to one vote per share, the Buying Group holds equity securities of the Company representing approximately 92% of the voting power of the Company. The Special Independent Committee therefore considered the fact that the Buying Group has sufficient stock ownership and voting power to control a disposition of the Company. The Special Independent Committee and Goldman Sachs were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company. The Special Independent Committee also considered its belief that during the period that transpired between the initial public announcement of the $48 Offer and the Board of Directors' approval of the Merger Agreement, which exceeded six months, no third party indications of interest for the acquisition of the Company were communicated to the Company, the Special Independent Committee or Goldman Sachs.

    (9) Possible Decline in Market Price of Shares. The Special Independent Committee also considered the possibility that if a merger transaction with the Buying Group were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of potentially lower than expected projected Company earnings or a decline in the market price of the shares of the Company's Class A Stock or the stock market in general, the price that might be received by the holders of the Company's publicly held shares upon the sale thereof in a future transaction might be less than the $63 per share price to be received by them in connection with the proposed Merger.

    (10) Availability of Dissenters Rights. The Special Independent Committee also considered the fact that dissenters rights of appraisal will be available to the holders of the Nonaffiliated Stock under Delaware law. (See "DISSENTERS RIGHTS OF APPRAISAL.")

  While the Special Independent Committee was aware of the pending litigation that had been filed in Delaware and Washington, D.C. concerning the $48 Offer, there was no specific discussion of such litigation during the consideration of the $63 proposal.

  The Special Independent Committee considered the fact that if the Merger is approved, the holders of the Nonaffiliated Stock will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Independent Committee concluded that this detriment was not quantifiable. The Special Independent Committee also concluded that obtaining a very significant cash premium for the Nonaffiliated Stock now was preferable to enabling the holders of such stock to have a speculative potential future return; the Special Independent Committee also decided to insist upon provisions in the Merger Agreement requiring approval of the Merger by the holders of a majority of the Nonaffiliated Stock and protecting dissenters rights of appraisal, so that such holders could decide for themselves.

  The Special Independent Committee did not consider the net book value, going concern value or liquidation value in light of the Special Independent Committee's mandate to evaluate an offer from the Buying Group and the Buying Group's determination that if the Special Independent Committee would not recommend an offer of $63, the Company would remain a publicly held corporation. The Special Independent Committee did not consider the $4.1 million in share repurchases in 1997, within a per share price range of $24.375 to $30.00 because of the limited amount of stock repurchased and the per share prices thereof. Certain of the factors considered by the Special Independent Committee resulted in an implied per share value in excess of $63, however such factors were in some manner related to the projections provided by management. It was the Special Independent Committee's judgment that such factors were mitigated because (i) the projections appeared aggressive in view of the historical performance of the Company and there were certain uncertainties associated with the projections and (ii) various factors were considered by the Special Independent Committee, each of which, in the opinion of the Special Independent Committee, supported its determination that the Merger Agreement and Merger are fair to and in the best interests of the Company and the holders of the Nonaffiliated Stock. See "SPECIAL FACTORS-- Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger--Special Independent Committee."

  Board of Directors of the Company. In reaching its determinations referred to above, the Board of Directors of the Company considered and relied upon the conclusions and recommendations of the Special Independent Committee, the unanimous approval of the Merger Agreement and the Merger by the three directors of the Company (Messrs. Lewis, Washington and Wilkins) who are not
(i) officers or employees of the Company, (ii) officers, directors or employees of TCI or Liberty or (iii) affiliates of Mr. Johnson, Liberty or TCI (although Mr. Wilkins is a director and shareholder of two TCI-affiliated companies), and the following additional factors, each of which, in the view of the Board of Directors, supported such determinations: (i) the considerations referred to above as having been taken into account by the Special Independent Committee, including the receipt by the Special Independent Committee of the opinion of Goldman Sachs addressed to the Special Independent Committee that, as of the date of such opinion, based upon and subject to various considerations and assumptions stated therein, the $63 per share to be received by the holders of Common Stock (other than Mr. Johnson, Liberty and Liberty's affiliates) in the Merger is fair to such holders from a financial point of view, and the related analysis presented to the Board of Directors of the Company; (ii) the fact that the Buying Group had obtained a "highly confident" letter on May 13, 1998 from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to the effect that, subject to certain qualifications and conditions set forth in the letter, they were highly confident that they, directly or through any of their affiliates, could successfully arrange and fully syndicate a $600 million senior secured credit facility for the purpose of financing the Merger, paying all fees, expenses and costs in connection with the Merger, refinancing the existing revolving credit facility of BET and for general corporate purposes. See "SPECIAL FACTORS--Financing of the Merger" for a summary of the terms and conditions of the "highly confident" letter; and (iii) the fact that the price per share to be paid in the Merger and the terms and conditions of the Merger Agreement were the result of arms-length negotiations between the Special Independent Committee and the Buying Group and their respective advisors.

  The members of the Board of Directors of the Company, including the member of the Special Independent Committee, evaluated the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In the light of the number and variety of factors that the Special Independent Committee and the Board of Directors of the Company considered in connection with their evaluation of the Merger, neither the Special Independent Committee nor the Board of Directors found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Special Independent Committee nor the Board of Directors did so.

  The Board of Directors of the Company believes that the Merger is procedurally fair because, among other things: (i) the Special Independent Committee consisted of an independent director appointed by a majority of the Board of Directors to represent solely the interests of the Company stockholders other than the Buying Group; (ii) the Special Independent Committee retained and was advised by independent legal counsel retained solely to negotiate on behalf of the holders of the Nonaffiliated Stock; (iii) the Special Independent Committee retained Goldman Sachs as its independent financial advisor to assist in evaluating the proposed transaction and received advice from Goldman Sachs; (iv) the fact that the $63 per share price and the other terms and conditions of the Merger Agreement resulted from active arms-length bargaining between representatives of the Special Independent Committee and representatives of the Buying Group and their respective advisors; and (v) the inclusion in the Merger Agreement of a neutralized voting provision requiring approval of the Merger Agreement by the holders of a majority of the voting power of the Nonaffiliated Stock. A majority of the Board of Directors, who are not employees of the Company, believe that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Independent Committee to effectively represent the interests of the holders of the Nonaffiliated Stock were present and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Nonaffiliated Stock in view of (i) the unaffiliated status of the Special Independent Committee, its legal counsel, and financial advisors, whose sole purpose was to represent the holders of Nonaffiliated Stock and (ii) the fact that the Special Independent Committee, even though consisting of a director of the Company and therefore not completely unaffiliated with the Company is a mechanism well recognized under Delaware law to ensure fairness.

  THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND THE HOLDERS OF NONAFFILIATED STOCK AND, UPON THE RECOMMENDATION OF THE SPECIAL INDEPENDENT COMMITTEE, RECOMMENDS APPROVAL OF THE MERGER AGREEMENT TO ITS STOCKHOLDERS.

THE BUYING GROUP'S PURPOSE AND REASON FOR THE MERGER

  The Buying Group's purpose for engaging in the transactions contemplated by the Merger Agreement is to acquire 100% ownership of the Company in a transaction in which the holders of the Nonaffiliated Stock would have their equity interest in the Company extinguished in exchange for cash in the amount of $63 per share. Each member of the Buying Group believes that such an acquisition is an attractive investment opportunity at this time based upon, among other things, the past performance of the Company and its future business prospects. The determination to proceed with the acquisition at this time would also, in the view of the Buying Group, afford the Company's stockholders an opportunity to dispose of their shares at a premium over recent market prices. In addition, the Buying Group noted that causing the Company to be closely held, and therefore no longer required to file periodic reports with the Securities and Exchange Commission (the "SEC"), would enable management to focus on the creation of long term value, rather than being subject to the pressures associated with the reporting of quarterly earnings, provide the Buying Group with flexibility in dealing with the assets of the Company, and reduce costs associated with the Company's obligations and reporting requirements under the securities laws (for example, as a privately held entity, the Company would no longer be required to file quarterly and annual reports with the SEC or publish and distribute to its stockholders annual reports and proxy statements), which the members of the Buying Group anticipate could result in savings of approximately $300,000 per year. The transactions contemplated by the Merger Agreement, however, will involve a substantial risk to the Buying Group because of the large amount of indebtedness to be incurred in connection with the consummation of the Merger. See "SPECIAL FACTORS--Financing of the Merger."

  The Buying Group did not pursue a liquidation of the Company or a sale of the Company to a third party because Mr. Johnson wished to continue to operate the business of the Company on an on going basis and the Buying Group wanted to acquire the entire equity interest in the Company and neither Mr. Johnson nor Liberty desired to sell the shares that they owned to a third party.

  The acquisition of the entire equity interest in the Company was structured as a cash merger in order to accomplish the acquisition in a single step, without the necessity of financing separate purchases of shares in a tender offer or in open market purchases while at the same time not materially disrupting the Company's operations. The Buying Group determined to undertake the transaction at this time because they believed that a long term strategy for increasing the value of the Company would be more readily achievable if the Company were private. In addition, based upon discussions in the financial community, they believe that financing for such a transaction would be available to take the Company private.

  The Buying Group has concluded that the Merger, including the Merger Consideration of $63 per share, and the terms and conditions of the Merger Agreement are fair to the Company and the holders of the Nonaffiliated Stock based upon the following factors: (i) the conclusions and recommendations of the Special Independent Committee and the Company's Board of Directors; (ii) the fact that a group of the Company's directors composed of persons not affiliated with the members of the Buying Group had unanimously approved the Merger and recommended that stockholders approve the Merger Agreement; (iii) the fact that the Merger Consideration and the other terms and conditions of the Merger Agreement were the result of arm's-length good faith negotiations between the Special Independent Committee and its advisors and the representatives of the Buying Group and its advisors; (iv) the fact that Goldman Sachs issued a fairness opinion to the Special Independent Committee to the effect that, as of the date of such opinion, based upon and subject to various considerations and assumptions stated therein, the $63 per share to be received in the Merger is fair from a financial point of view to the holders of Common Stock other than Mr. Johnson, Liberty and Liberty's affiliates; (v) the fact that prior to the execution of the Merger Agreement there had been, and during the substantial period of time which would elapse between the announcement of the execution of the Merger Agreement and the consummation of the Merger following the Special Meeting to be held to vote upon the Merger there would be, more than sufficient time and opportunity for other persons to propose alternative transactions to the Merger and that the terms of the Merger Agreement authorize the Company to furnish information to, participate in negotiations, and negotiate with third parties in response to unsolicited requests by such parties concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division thereof if the Special Independent Committee determines such action is required in light of the Board's fiduciary obligations to the Company's stockholders; and (vi) the other factors referred to above as having been taken into account by the Special Independent Committee and the Company's Board of Directors, which the members of the Buying Group adopt as their own (see "SPECIAL FACTORS--Purpose and Background of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Independent Committee"). The Buying Group also considered the ability of the Buying Group to finance the Merger at the $63 price. Although Salomon generally assisted the Buying Group on this transaction and, in particular, advised the Buying Group on bidding and negotiating strategies, participated in negotiations with Goldman Sachs and analyzed the Company's projections and assumptions thereto, Salomon did not deliver a fairness opinion as to the Merger and did not provide the Buying Group with any reports, opinions or appraisals.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL INDEPENDENT COMMITTEE

  Pursuant to a letter agreement dated as of October 14, 1997, as amended by a supplementary letter agreement dated as of October 20, 1997 (the "Engagement Letter"), the Special Independent Committee, on behalf of the Board of Directors of the Company, retained Goldman Sachs to act as the Special Committee's financial advisor in connection with any proposals made by Mr. Johnson and/or Liberty to acquire shares of the Company's Class A Stock held by stockholders (excluding Mr. Johnson, Liberty and Liberty's affiliates) and other matters arising in connection therewith. Goldman Sachs is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  At the meeting of the Special Independent Committee on March 15, 1998, Goldman Sachs rendered its oral opinion to the Special Independent Committee that, as of such date, and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to stockholders of the Company

(excluding Mr. Johnson, Liberty and Liberty's affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. Such opinion was subsequently confirmed in writing and is dated as of March 15, 1998. No limitations were imposed by the Special Independent Committee upon Goldman Sachs with respect to the investigations made or procedures followed by it in rendering its opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED AS OF MARCH 15, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT B TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE OPINION IN ITS ENTIRETY. GOLDMAN SACHS' WRITTEN OPINION IS ADDRESSED TO THE SPECIAL INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, IS DIRECTED ONLY TO THE CONSIDERATION TO BE PAID PURSUANT TO THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF GOLDMAN SACHS SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at its opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended July 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; and certain internal financial analyses and forecasts for the Company prepared by its management and by the Buying Group. Goldman Sachs also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Class A Stock, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the cable programming industry specifically and other industries generally and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by the Company or otherwise reviewed by Goldman Sachs, and Goldman Sachs has not assumed any responsibility or liability therefor. Goldman Sachs also was furnished with the Modified December 1997 Projections prepared by the Buying Group and its financial advisors based upon the December 1997 Projections, as adjusted by the Buying Group and its advisors to modify certain of the assumptions used by management in the December 1997 Projections. Neither the Buying Group nor any of its advisors made any representation to Goldman Sachs concerning such projections.

  Goldman Sachs has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to Goldman Sachs. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Goldman Sachs has also assumed that the Merger will have the tax consequences described in this Proxy Statement, and in discussions with, and materials furnished to Goldman Sachs by, representatives of the Company, and that the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Proxy Statement. Goldman Sachs relied, as to certain legal matters relevant to rendering its opinion, upon the advice of counsel to the Company.

  Several projections were furnished to Goldman Sachs as described below. Goldman Sachs considered, with the approval of the Special Independent Committee, the Special Independent Committee's assessment of the risks and uncertainties in achieving such projections. The Company does not publicly disclose internal management projections of the type provided to Goldman Sachs in connection with Goldman Sachs' analysis of the Merger, such projections were not prepared with a view toward public disclosure, and investors are cautioned not to rely on such projections. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management. In particular, the projections may be affected by pricing pressures and other competitive factors, results of the Company's strategies to obtain additional subscribership to the Company's cable programming services, heightened competition (including the entry of new competitors and the development of new products and services by competitors), the inability to obtain and produce quality cable programming on a cost-effective basis or to renew on favorable terms the BET cable affiliate agreements due to expire on December 31, 2003, the risks inherent in the startup of multiple new businesses beyond the Company's core cable network, unanticipated changes in industry trends, the inability to carry out marketing and sales plans, changes in interest rates, loss of key executives, adverse state and federal legislation and regulation, and general economic and business conditions that are less favorable than expected. Accordingly, actual results could vary significantly from those set forth in such projections. In addition, these projections were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts or generally accepted accounting principles and are included in this Proxy Statement only because such projections were included in the information submitted to and received by the Special Independent Committee and Goldman Sachs. None of the Company, the Buying Group, Goldman Sachs or any other party to whom these projections were provided makes any representation that the results indicated by such projections will occur. The prospective financial information included in this Proxy Statement has been prepared by, and is the responsibility of, the Company's management. Price Waterhouse LLP does not express an opinion or any other form of assurance with respect thereto. The Price Waterhouse LLP report incorporated by reference in this Proxy Statement relates to the Company's historical financial information. It does not extend to the prospective financial information and should not be read to do so.

  Goldman Sachs' opinion is based on economic, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion. Subsequent developments may affect the written opinion of Goldman Sachs, and Goldman Sachs does not have any obligation to update, revise, or reaffirm such opinion.

 Certain Projections Prepared by Management and the Buying Group

  Goldman Sachs was furnished with projections for the Company's core cable network as follows: (i) the May 1997 Projections, (ii) the October 1997 Projections, (iii) the December 1997 Projections and (iv) the Modified December 1997 Projections. A review of the May 1997 Projections, October 1997 Projections and Modified December 1997 Projections showed revenues for 2001 ranged approximately from a low of $217.1 million to a high of $283.2 million, as compared to December 1997 Projections of $254.2 million; 2001 EBITDA ranged approximately from a low of $140.3 million to a high of $209.0 million, as compared to December 1997 Projections of $180.0 million; revenue compound annual growth rates from 1998 to 2001 ranged approximately from a low of 12% to a high of 21%, as compared to December 1997 Projections of 17%; and EBITDA compound annual growth rates ranged approximately from a low of 16% to a high of 29%, as compared to December 1997 Projections of 23%.

 Summary of Analyses

  In accordance with customary investment banking practice, Goldman Sachs employed generally accepted valuation methods in reaching its opinion. The following is a brief summary of the material financial analyses utilized by Goldman Sachs in connection with providing its opinion.

  Stock Price Performance. Goldman Sachs reviewed the historical stock prices and trading volume history for the Company's Class A Stock. This review showed that prices ranged from $15.88 to $54.69 during the three-year period from March 10, 1995 to March 6, 1998 and from $30.25 to $53.75 during the one-year period from March 13, 1997 to March 12, 1998. This review also showed that the Company's Class A Stock was up approximately 78% for the one year ended March 13, 1998, as compared to 35% for the S&P 400 index and 51% for the three years ended March 13, 1998, as compared to 28% for the S&P index. Goldman Sachs also compared the relative indexed stock price performance of the Company's Class A Stock with an index of certain large capitalization companies (which includes The Walt Disney Company, EMI Group Plc (UK), The News Corporation Limited, Polygram N.V., The Seagram Company, Ltd., Time Warner Inc. and Viacom Inc. (the "Large Selected Companies")) and an index of certain medium capitalization companies (which includes

Gaylord Entertainment Company, International Family Entertainment, Inc., King World Productions, Inc., and Spelling Entertainment Group, Inc. (the "Medium Selected Companies")) for the three-year period from March 10, 1995 to March 6, 1998 and the one-year period from March 13, 1997 to March 12, 1998. Goldman Sachs selected the Large Selected Companies and the Medium Selected Companies for comparison purposes because such companies were publicly traded companies in the entertainment industry. This review showed that shares of the Company's Class A Stock were up approximately 51% for the three-year period ended March 6, 1998, as compared to 11% for the Large Selected Companies and 7% for Medium Selected Companies. This review also showed that shares of the Company's Class A Stock were up approximately 78% for the one-year ended March 13, 1998, as compared to 26% for the Large Selected Companies and 25% for Medium Selected Companies.

  Purchase Price Analysis. Based upon a per share price of $63, fully diluted shares of Class A Stock and net debt of $50.8 million, Goldman Sachs analyzed the levered consideration for the Company as a multiple of (i) sales, (ii) EBITDA both on a consolidated basis and on a core cable network basis, and
(iii) earnings before interest and taxes ("EBIT") both on a consolidated basis and on a core cable network basis, for fiscal 1997 and the latest twelve months ended October 31, 1997 ("LTM"). Goldman Sachs considered levered consideration for the Company as a multiple of various financial performance measurements to be relevant to its analyses because it is a standard valuation measure for a public company. Goldman Sachs' analyses showed multiples of levered consideration to fiscal 1997 sales of 7.7x, LTM sales of 7.4x, fiscal 1997 consolidated EBITDA of 19.0x, LTM consolidated EBITDA of 17.9x, fiscal 1997 core cable network EBITDA of 17.2x, LTM core cable network EBITDA of 16.2x, fiscal 1997 consolidated EBIT of 22.1x, LTM consolidated EBIT of 20.8x, fiscal 1997 core cable network EBIT of 18.6x and LTM core cable network EBIT of 17.5x. In addition, Goldman Sachs analyzed the discount rates of the Company's core cable network implied by (i) a per share price of $63,
(ii) fully diluted shares of Class A Stock, (iii) a valuation of non-core business units of $70 million, (iv) a terminal value in 2002 based on multiples ranging from nine times EBITDA to 11 times EBITDA and (v) (a) the December 1997 Projections, (b) December 1997 Projections assuming a constant EBITDA margin of 58% (the "Adjusted December 1997 Projections") and (c) the Modified December 1997 Projections. Goldman Sachs considered implied discount rates to be relevant because they are standard valuation measures for a public company. This analysis showed that implied discount rates ranged from a low of 21.4% to a high of 26.8% for the December 1997 Projections, from a low of 14.6% to a high of 19.7% for the Adjusted December 1997 Projections and from a low of 12.8% to a high of 17.9% for the Modified December 1997 Projections. Goldman Sachs also analyzed the discount rates implied by (i) a per share price of $63, (ii) fully diluted shares of Class A Stock, (iii) a valuation of non-core business units of $70 million, (iv) a terminal value in 2002 based on multiples ranging from nine times EBITDA to 11 times EBITDA and (v) EBITDA growth rates from 12% to 24%, which ranged from a low of 5.6% to a high of 25.9%. For example, under the above analyses, an exit multiple of ten times EBITDA and an implied discount rate of 13.1% corresponds to an EBITDA growth rate of 16%.

  Review of Selected Publicly Traded Companies. Using publicly available information, Goldman Sachs compared selected financial data of the Company's businesses with similar data for selected publicly traded entertainment companies. The companies selected by Goldman Sachs with a large capitalization were the Large Selected Companies. The companies selected by Goldman Sachs with a medium capitalization were the Medium Selected Companies. For each company, publicly available financial performance through LTM was measured. The multiples of the Company were calculated using a price of $53.75 per share, the closing price of such shares on March 12, 1998, and the multiples of the Large Selected Companies and the Medium Selected Companies were calculated using the closing prices for such companies on March 12, 1998. Goldman Sachs considered adjusted market capitalization (i.e. levered market capitalization less estimated non-EBITDA assets) as a multiple of LTM sales and as a multiple of LTM EBITDA. Goldman Sachs considered adjusted market capitalization as a multiple of LTM sales and as a multiple of LTM EBITDA to be relevant to its analysis because they are standard valuation measures for a public company. Goldman Sachs' analyses of the Large Selected Companies indicated multiples of adjusted market capitalization to LTM sales with a range from a low of 1.2x to a high of 3.9x (and a mean of 2.2x and a median of 2.0x) and to LTM EBITDA with a range from a low of 9.6x to a high of 17.2x (and a mean of 13.6x and a median of 13.9x), as compared to the Company's multiples of adjusted market capitalization to LTM sales of 6.3x and LTM EBITDA of 15.4x. Goldman Sachs' analyses of the

Medium Selected Companies indicated multiples of adjusted market capitalization to LTM sales with a range from a low of 0.7x to a high of 6.3x (and a mean of 2.6x and a median of 1.7x) and to LTM EBITDA with a range from a low of 2.5x to a high of 15.4x (and a mean of 8.5x and a median of 7.7x). Goldman Sachs also considered the price to earnings ("P/E") ratios for LTM and 1998 and 1999 (based on IBES calendarized estimates, except for EMI Group, available as of March 12, 1998) for the Large Selected Companies and the Medium Selected Companies. Goldman Sachs considered P/E ratios to be relevant to its analyses because the ratio is a standard valuation measure for a public company. The P/E ratios for the Large Selected Companies ranged from a low of 18.8x to a high of 49.4x for LTM P/E ratios (with a mean of 29.3x and a median of 22.6x), a low of 18.2x to a high of 42.5x for calendar 1998 P/E ratios (with a mean of 26.8x and a median of 21.0x) and a low of 15.5x to a high of 34.9x for calendar 1999 P/E ratios (with a mean of 22.6x and a median of 18.4x), as compared to a LTM P/E ratio of 33.2x, a calendar 1998 P/E ratio of 25.8x and a calendar 1999 P/E ratio of 21.9x for the Company. The P/E ratios for the Medium Selected Companies ranged from a low of 7.3x to a high of 33.3x for LTM P/E ratios (with a mean of 24.6x and a median of 33.2x), a low of 7.2x to a high of 25.8x for calendar 1998 P/E ratios (with a mean of 19.6x and a median of 25.8x) and a low of 6.4x to a high of 23.8x for calendar 1999 P/E ratios (with a mean of 17.4x and a median of 21.9x). Five-year EPS growth rates (based on the above referenced IBES estimates) for the Large Selected Companies ranged from a low of 10.0% to a high of 18.0% (with a mean of 14.2% and a median of 14.4%), as compared to 20.0% for the Company. Five-year EPS growth rates for the Medium Selected Companies ranged from a low of 8.0% to a high of 20.0% (with a mean of 14.0% and a median of 14.0%).

  Analysis of Selected Merger Transactions. Using publicly available information, Goldman Sachs examined selected transactions involving mature networks (the "Mature Networks"), development networks (the "Development Networks") and Home Shopping networks (the "Home Shopping Networks") in the basic cable programming industry since January 1990. The selected transactions involving the Mature Networks include: Home Shopping Network/USA Network, Seagram's Universal/USA Networks, Fox & Liberty/Rainbow Programming, Fox Kids/Intl. Family Entertainment, Cablevision/MSG, Westinghouse CBS/TNN and CMT, Comcast-Disney/E!, Time Warner/TBS, Cap Cities-Hearst/Lifetime, Cablevision/American Movie Classics, Cap Cities-Hearst/H&E, CNBC/FNN, Hearst/ESPN and Intl. Family Entertainment/Family Channel. The selected transactions involving the Development Networks include: TCI Music/The Box Worldwide, Disney/Classic Sports, Paxson Communications/Travel Channel, News Corp/ The Golf Channel, TV Food Network, Flextech/The Family Channel (UK), Liberty/fX, Liberty/Faith & Values, NBC/Court TV, Concept Communications/Nostalgia Network, Liberty Sports/SportChannel Chicago, Landmark/Travel Channel, Viacom/MTV Europe (Maxwell), Discovery Channel/The Learning Channel, Flextech/Children's Channel, TCI/Video Juke Box, Gaylord/Country Music TV and Nostalgia Television. The selected transactions involving the Home Shopping Networks include: Silver King/Home Shopping Network and Comcast-Liberty/QVC. Such analysis indicated that for the selected transactions for which transaction pricing and performance data was available, implied value for the Mature Networks as a multiple of (i) LTM EBITDA ranged from a low of 14.2x to a high of 24.9x (with a mean of 19.2x and a median of 19.3x), as compared to 17.9x for the Company based upon a per share price of $63 and including net debt of the Company, (ii) forward year-end ("FYE") EBITDA (multiple of projected year-ahead cash flow) ranged from a low of 10.3x to a high of 22.9x (with a mean of 14.7x and a median of 15.1x), and (iii) revenue (multiple of projected revenues) ranged from a low of 1.5x to a high of 5.9x (with a mean of 3.4x and a median of 3.3x) and value per subscriber ranged from a low of $4.07 to a high of $38.64 (with a mean of $17.50 and a median of $14.60), as compared to a Company value per subscriber of $23.14 based upon a per share price of $63 and including net debt of the Company. Implied value for the Development Networks as a multiple of (i) LTM EBITDA was 12.2x, (ii) FYE EBITDA ranged from a low of 5.7x to a high of 24.0x (with a mean of 12.2x and a median of 6.9x) and (iii) revenue ranged from a low of 1.5x to a high of 7.9x (with a mean of 4.1x and a median of 4.1x) and value per subscriber ranged from a low of $0.96 to a high of $40.00 (with a mean of $9.64 and a median of $5.30). Implied value for the Home Shopping Networks as a multiple of (i) LTM EBITDA was 11.3x, (ii) FYE EBITDA ranged from a low of 7.6x to a high of 9.6x (with a mean of 8.6x and a median of 8.6x) and (iii) revenue ranged from a low of 1.0x to a high of 1.7x (with a mean of 1.4x and a median of 1.4x) and value per subscriber ranged from a low of $24.69 to a high of $35.86 (with a mean of $30.27 and a median of $30.27).

  Discounted Cash F1ow Analysis. Goldman Sachs performed a discounted cash flow analysis of the Company's core cable network valued as of July 31, 1998 utilizing the December 1997 Projections for the years ended July 31, 1998 to July 31, 2002. Goldman Sachs calculated a net present value of free cash flows for the years ended July 31, 1998 to July 31, 2002 using discount rates ranging from 11% to 14%. Goldman Sachs calculated the Company's terminal value in the year 2002 based on multiples ranging from nine times EBITDA to 11 times EBITDA. Utilizing this analysis, the implied value per share of the Company's core cable network ranged approximately from a low of $72.00 to a high of $95.00. In addition, Goldman Sachs utilized the above analysis using discount rates of 11% to 14% for current margin and 20% to 24% for premium margin assumed in the December 1997 Projections, which resulted in an implied value per share of the Company's core cable network which ranged approximately from a low of $65.00 to a high of $87.00. Goldman Sachs also analyzed the sensitivity of the implied value per share of the Company's core cable network to (i) the Adjusted December 1997 Projections and (ii) projections with a range of EBITDA margins (held constant) and with a constant discount rate of 12.5% (the "Adjusted EBITDA Margin Projections"). The range of discount rates referenced above were chosen by Goldman Sachs based upon the Company's average cost of capital and the risks identified by the Special Independent Committee's assessment of the Company's projections. This analysis resulted in an implied value per share of the Company's core cable network which ranged approximately from a low of $58.00 to a high of $76.00 for the Adjusted December 1997 Projections and from a low of $47.00 to a high of $77.00 for the Adjusted EBITDA Margin Projections. The above analysis does not give effect to the Company's other businesses. The above analysis did not purport to be indicative of actual results and did not purport to reflect the prices at which shares of the Company's Class A Stock may trade. Discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, terminal values and discounts rates.

  Recapitalization Analysis. Based upon a per share price of $63 to holders of the Class A Stock (excluding the Buying Group), and (i) the December 1997 Projections (the "Management Case"), (ii) the Adjusted December 1997 Projections (the "Adjusted Management Case") and (iii) the projections provided by the Buying Group for the core cable network, BET on Jazz and restaurants and the December 1997 Projections for the remaining units of the Company (the "Adjusted Buying Group Case"), Goldman Sachs analyzed equity returns through 2001 to the Buying Group using a terminal value in the year 2001 based on multiples ranging from nine times EBITDA to 11 times EBITDA. This analysis assumes the recapitalization is financed with debt. This analysis showed equity returns to the Buying Group which ranged from a low of 24.7% to a high of 31.7% for the Management Case and a low of 17.7% to a high of 24.8% for the Adjusted Management Case and a low of 10.1% to a high of 17.3% for the Adjusted Buying Group Case.

  Minority Buyout Analysis. Goldman Sachs reviewed the percentage increase from the initial offer to the final offer with respect to certain minority interest buyout transactions, including BIC Corporation, which increased 11%, Rhone-Poulenc Rorer Inc., which increased 5%, La Petite Academy, Inc., which increased 5% and Ocean Drilling & Exploration, which increased 10% (with a mean of 8%), as compared to a 31% increase for the Company. Goldman Sachs selected the above-referenced buyout transactions because such transactions represented recent circumstances where the majority shareholders bought out the minority shareholders.

  While the summary set forth above contains the material analyses performed by Goldman Sachs, it does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Goldman Sachs believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Goldman Sachs based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Goldman Sachs based its analyses are set forth above under the description of each such analysis. Goldman Sachs' analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. No company or transaction used in the above analyses as a comparison is identical to the Company or the Merger. Moreover, Goldman

Sachs' analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which the shares of Class A Stock could actually be bought or sold.

CERTAIN EFFECTS OF THE MERGER

  If the Merger is consummated, the holders of the Company's Class A Stock will no longer have any interest in, and will not be stockholders of, the Company and, therefore, will not benefit from any future earnings or growth of the Company or benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in value of the Company. Instead, each such stockholder will have the right to receive upon consummation of the Merger $63 in cash for each share of Class A Stock held (other than Class A Stock (i) held in the treasury of the Company or by any of its wholly owned subsidiaries or (ii) held by BTV Acquisition, Mr. Johnson, Liberty or TCI, or any of their respective subsidiaries, and (iii) held by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares (the "Dissenting Stockholders")). The benefit to the holders of Nonaffiliated Stock of the transaction is the payment of a significant premium, in cash, above the market value for such stock prior to the announcement of the transaction. This cash payment assures that all stockholders will receive the same amount for their shares, rather than taking the risks associated with attempting to sell their shares in the market. The detriment to such holders is their inability to participate as continuing stockholders in the possible future growth of the Company. If the Merger is consummated, the Buying Group will hold the entire equity interest in the Company not already owned by the members of the Buying Group and the Buying Group will benefit from any future earnings or growth of the Company and any increases in value of the Company; however, the Buying Group will also bear the risk of any decreases in value of the Company and will bear the risks associated with debt to be incurred by the Company in connection with the Merger. In addition, because the Company will be closely held and cease to be publicly traded, the Buying Group believes that they may be able to increase the value of the Company to a greater degree than if it were still public because management will no longer be focused on meeting quarterly earnings and other estimates but instead will be focused on the creation of long-term stockholder value. Moreover, because the securities of the Company will cease to be publicly traded, the Buying Group will bear the risks associated with the lack of liquidity in their investment in the Company. In addition to the lack of liquidity associated with the Company ceasing to be publicly traded, the March Buying Group Letter (as hereinafter defined) provides for certain rights of first offer upon a proposed sale by either Mr. Johnson or Liberty, which procedure may limit the ability of Mr. Johnson and Liberty to sell their shares of the Surviving Corporation and increase the amount of time necessary to complete any such sale.

  The Class A Stock is currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Merger, the Class A Stock will be delisted from the NYSE, the registration of the Class A Stock under the Exchange Act will be terminated, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act, and its officers, directors and beneficial owners of more than 10% of the Class A Stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Further, the Company will no longer be subject to the periodic reporting requirements of the Exchange Act and will cease filing information with the SEC. Accordingly, less information will be required to be made publicly available than presently is the case.

  The directors of BTV Acquisition immediately prior to the Effective Time (as defined below) of the Merger will be the directors of the Surviving Corporation immediately after the Merger. The Buying Group is presently considering inviting Messrs. Lewis, Malone, Washington and Wilkins and Mrs. Johnson to join the Board of Directors of the Surviving Corporation following the Merger; however, no determination has been made in such regard. The officers of the Company immediately prior to the Effective Time of the Merger will be the officers of the Surviving Corporation immediately after the Merger. However, the Company and Mr. Gordon, Executive Vice President, Finance and Chief Financial Officer of the Company, are currently in discussions concerning the terms pursuant to which he may submit his resignation. The Company and Mr. Gordon anticipate that an agreement will be reached pursuant to which Mr. Gordon will depart after the consummation of the Merger. The certificate of incorporation and bylaws of BTV Acquisition immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Company immediately after the Merger.

PLANS FOR THE COMPANY AFTER THE MERGER

  The Buying Group expects that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company and its subsidiaries. The Buying Group does not currently intend to dispose of any assets of the Surviving Corporation, other than in the ordinary course of business. It is anticipated, however, that the Buying Group will from time to time evaluate and review their businesses, operations and properties and make such changes as are deemed appropriate.

  Except as described in this Proxy Statement, none of Mr. Johnson, BTV Acquisition, Liberty, TCI or the Company has any present plans or proposals involving the Company or its subsidiaries which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization, or liquidation, or a sale or transfer of a material amount of assets, or any material change in the present dividend policy, indebtedness or capitalization, or any other material change in the Company's corporate structure or business. However, Mr. Johnson, BTV Acquisition, Liberty and TCI will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interest of the Surviving Corporation and its stockholders. Neither the Company nor the Buying Group have formulated any specific plans regarding repayment of the indebtedness incurred in connection with the Merger; however, such persons anticipate that such indebtedness will be repaid primarily with or by means of cash from the operation of the business of the Company, or such other means as the Company and the Buying Group may determine in their sole discretion.

CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

  If the Merger is not consummated, the Board of Directors expects that the Company's current management will continue to operate the Company's business substantially as presently operated. No other alternatives are presently being considered.

BUYING GROUP LETTER AGREEMENTS

  Mr. Johnson and Liberty have entered into a letter agreement dated September 11, 1997 (the "September Buying Group Letter") setting forth the general terms and conditions under which Mr. Johnson and Liberty agreed to act together in respect of the potential acquisition of the Company. Subject to certain terms and conditions set forth therein, the September Buying Group Letter provides that, among other things, (a) all material decisions with respect to the proposed acquisition of the Company would be made jointly by them; (b) they would contribute all of the equity securities of the Company owned by them to a newly formed acquisition entity contemporaneously with and contingent upon the consummation of the proposed merger; (c) each party would enter into margin or other loan agreements on reasonably acceptable terms to obtain any funds required to be advanced to such newly formed acquisition entity prior to consummation of the acquisition of the Company; (d) the parties' equity interests in the newly formed acquisition entity would be based on their respective contributions to it; (e) the parties would negotiate as soon as practicable the terms of a stockholders agreement relating to the governance of the acquisition entity and the Company following consummation of the acquisition; (f) their obligations under the September Buying Group Letter would be conditioned upon the obtaining of appropriate financing on terms and conditions reasonably acceptable to them; (g) they would vote all their shares of Common Stock in favor of the proposed acquisition and would vote against and not solicit any alternative transaction as specified therein; (h) they would not otherwise sell or dispose of any capital stock of the Company owned by them, and would not enter into any agreement, arrangement or understanding with any other person with respect to the purchase, sale or voting of shares of Common Stock of the Company; (i) all costs and expenses incurred by them would be paid or reimbursed by the newly formed acquisition entity following consummation of the proposed acquisition; (j) Mr. Johnson and Liberty would allocate between them based on relative fault any obligations incurred by the acquisition entity as a result of any breach of the provisions of any definitive acquisition agreement regarding the proposed acquisition; (k) any amounts payable by Mr. Johnson and Liberty to Salomon prior to consummation of the proposed acquisition would be paid by them in proportion to their respective equity interests in the acquisition entity, any amounts payable to Salomon upon consummation of the proposed acquisition would be paid or reimbursed by the Surviving Corporation, and any indemnification obligations owed to Salomon and certain other parties by Mr. Johnson and Liberty would be allocated between them based on their relative fault; and (l) in the event the September Buying Group Letter is terminated and either Mr. Johnson or Liberty independently seeks or proposes to acquire all or a significant portion of the Company's equity securities or assets, it will indemnify the other party for certain liabilities such party may incur because of that independent action. The September Buying Group Letter provides that it may be terminated by the mutual agreement of the parties or by either party if the proposed acquisition has not occurred on or before June 30, 1998.

  On March 15, 1998, Mr. Johnson and Liberty entered into a letter agreement (the "March Buying Group Letter") setting forth the terms to be provided in a stockholders agreement to be entered into by Mr. Johnson (or a business entity controlled by him) and Liberty relating to the prospective management and ownership of the business of the Company following consummation of the Merger. The covenants and agreements set forth in the March Buying Group Letter are intended to be superseded by definitive stockholder agreements, but if such definitive agreements are not executed prior to consummation of the Merger, the March Buying Group Letter will be deemed to constitute the definitive stockholder agreement.

  Among other provisions, the March Buying Group Letter specifies terms in the stockholders agreement for the election of directors, fundamental actions that the Surviving Corporation may not take without Liberty's consent in the event that Mr. Johnson ceases to act as Chairman of the Board and Chief Executive Officer of the Surviving Corporation on a full-time basis, restrictions on transfers of the Surviving Corporation's equity securities, and rights of first refusal and certain other exit rights for the Surviving Corporation's stockholders. The March Buying Group Letter also specifies the mutual goal of the parties, so long as Mr. Johnson serves as the Chairman of the Board and Chief Executive Officer of the Surviving Corporation on a full time basis, to provide for aggregate annual compensation to Mr. Johnson of $6 million per year and to Liberty of $2 million per year, adjusted upward annually at the greater of five percent or the increase in the consumer price or similar index, and subject to annual review and reasonable bonus consideration and award, in respect of services to be provided by such persons to the Surviving Corporation.

  The parties have also agreed in the March Buying Group Letter that Mr. Johnson will receive a loan from BTV Acquisition or the Company, or both as appropriate, up to $35 million in the form of a letter of credit from The Bank of New York to refinance certain indebtedness of Mr. Johnson and to pay certain expenses (including certain tax liabilities which will accrue to him by virtue of the cash out in the merger of 842,105 shares of the Company's Class A Stock which was formerly owned by Mr. Johnson and contributed to FW Strategic Partners, L.P., an investment partnership in which Mr. Johnson is a limited partner, as Mr. Johnson's capital contribution) incurred or to be incurred by Mr. Johnson in connection with the Merger including approximately $9.2 million to be used to satisfy indebtedness of Mr. Johnson owed to NationsBank and approximately $9 million to be used to satisfy indebtedness of Mr. Johnson owed to The Bank of New York. The above amounts are included in the approximately $42 million estimated to be required to pay all other expenses and costs associated with the Merger. See "SPECIAL FACTORS--
 Financing of the Merger." The remainder of the funds may be used to satisfy other liquidity requirements of Mr. Johnson. The loan will be fully binding on the Surviving Corporation after the consummation of the Merger and will be for a term of between five and ten years and will bear interest at a rate equal to the applicable rate at which BTV Acquisition has borrowed the funds to finance the Merger. BTV Acquisition and the Company expect to obtain the funds necessary to make such loans to Mr. Johnson from the borrowings under the contemplated credit facilities to be entered into with The Bank of New York and certain other financial institutions in connection with the Merger. See "SPECIAL FACTORS--Financing of the Merger" for a description of those contemplated credit facilities. Mr. Johnson will also have the option to pay interest currently or to allow interest to accrue and be paid at maturity, and he may, from time to time, sell shares of equity securities of the Surviving Corporation to an employee stock option plan of the Surviving Corporation, if applicable, and use the proceeds to pay interest. See "CERTAIN RELATIONSHIPS AND TRANSACTIONS--Agreements with Related Parties."

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN RELATIONSHIPS

  In considering the recommendation of the Special Independent Committee and the Board of Directors with respect to the Merger, stockholders should be aware that certain members of the Board and of the Company's management have interests that may present them with actual, potential or the appearance of potential conflicts of interest in connection with the Merger. The Special Independent Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters described under "SPECIAL FACTORS--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger."

  At the Effective Time of the Merger, each share of common stock of BTV Acquisition outstanding immediately prior to the Effective Time of the Merger will be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. BTV Acquisition was formed by Mr. Johnson, the Company's Chairman of the Board, Chief Executive Officer and largest stockholder and by Liberty, the Company's next largest stockholder.
Mr. Johnson and Liberty own approximately 65% and 35%, respectively, of the equity of BTV Acquisition and, as a result of the Merger, Mr. Johnson will own 65.68% of the common stock of the Surviving Corporation, and Liberty will own 34.32% of the common stock of the Surviving Corporation on a fully diluted basis (assuming that no officers of the Company continue their Options and become entitled to acquire equity interests in the Surviving Corporation). Mrs. Sheila Crump Johnson, a director of the Company, is the spouse of Mr. Johnson. Mr. Robert R. Bennett is a director of the Company and is also the President and Chief Executive Officer of Liberty and an Executive Vice President of TCI. In addition, pursuant to the Company Stockholders Agreement, Mr. Bennett serves as TCI's representative to the Board of Directors of the Company. Dr. Malone is a director of the Company and serves as Chairman of the Board and Chief Executive Officer of TCI, director of Liberty and a director of The Bank of New York Company, Inc. In addition, FW Strategic Partners, L.P., an investment partnership in which Mr. Johnson is a limited partner, beneficially owns 842,105 shares of the Company's Class A Stock and 70,588 shares of the Company's Class A Stock are held by the Johnson Children's Insurance Trust, an irrevocable trust established for the benefit of the children of Mr. and Mrs. Johnson for which The Bank of New York serves as trustee. The Bank of New York, as trustee of such trust, on June 15, 1998 requested the opportunity to continue to hold shares of the Surviving Corporation after the Merger. The parties have agreed to execute an amendment to the Merger Agreement providing that upon the consummation of the Merger no payment shall be made with respect to the shares of the Class A Stock held by such trust and such trust will own an interest in the Surviving Corporation.

  Among other provisions, the March Buying Group Letter established for the Surviving Corporation annual compensation goals of $6 million for Mr. Johnson and $2 million for Liberty, subject to adjustment, for so long as Mr. Johnson is serving as the Chairman of the Board and the Chief Executive Officer of the Surviving Corporation on a full-time basis, and provided for a loan of up to $35 million to Mr. Johnson from BTV Acquisition or the Company, or both as appropriate. See "SPECIAL FACTORS--Buying Group Letter Agreements."

  The Merger Agreement provides that the current directors of BTV Acquisition shall be the directors of the Surviving Corporation. Mr. Johnson and Mr. Bennett currently serve as the only two directors of BTV Acquisition. Other than Mr. Johnson and Mr. Bennett, none of the current directors of the Company will be the initial directors of the Surviving Corporation. The Buying Group is presently considering inviting Messrs. Lewis, Malone, Washington and Wilkins and Mrs. Johnson to join the Board of Directors of the Surviving Corporation following the Merger; however, no determination has been made in such regard. The Merger Agreement also provides that the current officers of the Company shall be the officers of the Surviving Corporation. However, the Company and Mr. Gordon are currently in discussions concerning the terms pursuant to which he may submit his resignation. The Company and Mr. Gordon anticipate that an agreement will be reached pursuant to which Mr. Gordon will depart after the consummation of the Merger.

  The Company's executive officers and directors (other than Mr. Johnson) currently own an aggregate of 7,235 shares of Class A Stock, representing less than 1% of the total outstanding shares of Class A Stock. In addition, the Company's executive officers and directors (other than Mr. Johnson) own Options to purchase an aggregate of 1,457,995 shares of Class A Stock at strike prices ranging from $12.80 to $17.75, each of which is subject to cancellation in the Merger in exchange for an amount of cash equal to the difference between $63 and the applicable share strike price. The Buying Group has offered certain executive officers of the Company the option to continue to have an equity interest in the Surviving Corporation following the Effective Time by allowing one-half of his or her Options to be continued in the Surviving Corporation. If all of the Company's executive officers and directors elect to continue their Options in the Surviving Corporation, such executive officers and directors would own shares in the Surviving Corporation representing approximately 5.8% of the common stock of the Surviving Corporation. Any such arrangement shall be pursuant to a separate agreement between BTV Acquisition and such executive, which agreement may provide for such executive to receive options to purchase common stock of the Surviving Corporation or other equity interests or equity-based interests, such as stock appreciation rights. To the extent that an executive agrees to such an arrangement rather than cashing out his or her Options, the amount required to be borrowed to consummate the Merger would be decreased. Discussions concerning such arrangements are preliminary and it is not yet known whether any executives will accept such offer and, if accepted, how many outstanding Options will not be required to be cashed out at the Effective Time.

  If all the outstanding Options are cashed out at the Effective Time, it is anticipated that the following directors or executive officers will receive the following cash payments for their Options: Debra L. Lee, President and Chief Operating Officer, $11,142,750; James A. Ebron, Executive Vice President, Publishing and Ad Sales, $9,184,300; William T. Gordon III, Executive Vice President, Finance and Chief Financial Officer, $10,381,298; Sheila Crump Johnson, a director and Executive Vice President, Corporate Affairs, $6,778,687; Jefferi K. Lee, Executive Vice President, BET Operations, $10,145,250; Curtis N. Symonds, Executive Vice President, Affiliate Sales and Service, $8,682,242; Janis P. Thomas, Executive Vice President, Branding and Marketing, $11,142,750; Louis Carr, Executive Vice President, Ad Sales, $814,500; and Maurita Coley, Senior Vice President, BET Programming, $1,357,500. See "SECURITIES OWNERSHIP--Beneficial Ownership of Class A Stock by Certain Parties Related to the Company or the Buying Group." Under the terms of the Merger Agreement, the current officers of the Company will be the officers of the Surviving Corporation following consummation of the Merger, whether or not each such person cashes out his or her Options.

  The Merger Agreement provides that the Surviving Corporation will, from and after the Effective Time, indemnify the present and former officers and directors of the Company to the same extent and upon the terms and conditions provided in the Company's certificate of incorporation and bylaws, and to the full extent permitted under the Delaware General Corporation Law (the "DGCL") against certain losses and expenses in connection with claims based on the fact that such person was an officer or director of the Company. The Merger Agreement also provides that the Surviving Corporation will maintain its existing policies of officers' and directors' liability insurance for a period of six years after the Effective Time, subject to certain limitations. See "THE MERGER AGREEMENT--Indemnification and Insurance."

ACCOUNTING TREATMENT

  The cost of repurchasing the Company's outstanding Class A Stock will be accounted for as a treasury stock transaction, since the Merger will not constitute a change of control within the context of generally accepted accounting principles. This means that the historical cost basis of the Company's assets and liabilities will be carried forward to the Surviving Corporation rather than using a new basis of accounting to account for the assets and liabilities of the Surviving Corporation. Consequently, the aggregate cost of repurchasing the Company's outstanding Class A Stock will be accounted for as a charge to stockholders' equity.

  The cost of repurchasing and cancelling outstanding Options will be accounted for as compensation expense. This means that the excess of the aggregate Merger Consideration over the aggregate exercise price of outstanding Options will be accounted for as a charge to operations.

FINANCING OF THE MERGER

  The total amount of funds required by BTV Acquisition to pay the aggregate Merger Consideration due to stockholders and option holders of the Company at the closing of the Merger, assuming the Options of all executive officers of the Company are cashed out in the Merger and there are no Dissenting Stockholders, is expected to be approximately $471.5 million. In addition, BTV Acquisition will require approximately $14.3 million to pay other expenses and costs relating to the transactions and $27.7 million to refinance or finance indebtedness of the Company, BET, and Mr. Johnson, and for other general corporate purposes for a total cost of $42 million. BET's outstanding indebtedness expected to be refinanced includes its unsecured revolving senior credit facility, of which $32 million was outstanding at April 30, 1998, and its 10.55% senior secured notes, of which $7.5 million was outstanding at April 30, 1998.

  BTV Acquisition delivered to the Company a letter dated March 13, 1998 from The Bank of New York Company, Inc. ("BNYCO") and BNY Capital Markets, Inc. ("BNY Capital Markets") to the effect that they were highly confident that they, directly or through any of their affiliates, could successfully arrange and fully syndicate a $600 million senior secured credit facility for the purpose of financing the Merger, paying all fees, expenses and costs in connection with the Merger, refinancing the existing revolving credit facility of BET and for general corporate purposes. The expression of confidence by BNYCO and BNY Capital Markets is subject to certain customary qualifications and conditions set forth in the letter, including, among others, that (i) the credit facility be on terms and conditions satisfactory to them, including, without limitation, pricing and fees and covenants, including maximum leverage and coverage ratios, that in the Lenders' view, are appropriate for a credit facility of this size, type and purpose, and (ii) the Lenders be satisfied with the results of their due diligence with respect to the Merger, the credit facility, BTV Acquisition, the Company and BET and with the documentation for the credit facility and the Merger. The highly confident letter did not constitute a commitment to make available the credit facility and, under the terms of the Merger Agreement, the Company would have had the option of terminating the Merger Agreement at any time prior to the Effective Time if BTV Acquisition did not obtain by May 15, 1998 a commitment for the financing of the transactions contemplated by the Merger Agreement.

  On May 15, 1998, BTV Acquisition delivered to the Company a commitment letter dated May 15, 1998, as amended as of May 20, 1998 (the "Commitment Letter"). Pursuant to the Commitment Letter, but subject to the conditions set forth therein, (i) The Bank of New York (the "Bank" and together with BNYCO and BNY Capital Markets, the "BNY Group") has agreed to act as administrative agent (in such capacity, the "Agent") for proposed senior secured revolving credit and term loan facilities aggregating up to $625,000,000 (collectively, the "Acquisition Facilities") for the purpose of providing the financing for the Merger, (ii) BNYCO has agreed to participate up to the full amount in the Acquisition Facilities and (iii) BNY Capital Markets has agreed to act as the sole arranger of the Acquisition Facilities and to syndicate the Acquisition Facilities. The BNY Group and the Buying Group currently expect that the BNY Group will syndicate a portion of the Acquisition Facilities to other banks or financial institutions (the "Lenders"). The proceeds of the Acquisition Facilities will be used (i) to pay the Merger Consideration, (ii) to pay expenses of the Merger, (iii) for general corporate purposes, including the repurchase of employee-owned stock options, and (iv) to refinance certain existing indebtedness of the Company, BET, and Mr. Johnson. The BNY Group's obligations under the Commitment Letter are subject to (i) the negotiation and execution of a definitive credit agreement in respect of the Acquisition Facilities (the "Credit Agreement") and related documents that are satisfactory in form and substance to the BNY Group and BTV Acquisition, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, assets, properties, prospects, operations, performance or current capital structure of BTV Acquisition, the Company, BET, BET Satellite Services, Inc. or any of the direct or indirect subsidiaries of the Company from that described to the BNY Group in the information previously delivered to the BNY Group, (iii) verification by the BNY Group of the information previously provided to the BNY Group, (iv) the satisfaction of the BNY Group with certain due diligence matters concerning the Merger and BTV Acquisition, the Company, BET, BET Satellite Services, Inc. and the direct and indirect subsidiaries of the Company and such aspects of their business that the BNY Group chooses to investigate, (v) the absence of any change or proposed change in law that could materially and adversely affect the Acquisition Facilities, the Merger or the economic consequences thereof, and
(vi) the absence of any material adverse change in the financial markets and in the market for senior debt financing.

  The Commitment Letter contemplates that the definitive Credit Agreement will contain terms and conditions which are customary in transactions of this type, including, without limitation, the following:

  Borrower. The initial borrower under the Acquisition Facilities will be BTV Acquisition. Upon the consummation of the Merger, the Surviving Corporation will become the obligor under the Credit Agreement. Immediately following the Merger, BET will replace and assume all of the obligations and liabilities of the Surviving Corporation under the Credit Agreement. The obligor under the Credit Agreement at any particular time is referred to as the "Borrower."

  Interest Rate. Amounts outstanding under the Acquisition Facilities will bear interest, at the option of the Borrower, at a rate per annum equal to either: (i) the London interbank offered rate (adjusted for actual reserves)

("LIBOR") or (ii) the Alternate Base Rate, in each case, plus the Applicable Margin. The "Alternate Base Rate" or "ABR" is defined as the greater of (x) the Bank's prime commercial lending rate as publicly announced from time to time, and (y) 0.50% plus the federal funds rate (as published by the Federal Reserve Bank of New York). The Applicable Margin with respect to ABR loans and LIBOR loans will be based upon the Total Leverage Ratio, which is defined as the ratio of (i) total debt of the Company and its subsidiaries on a consolidated basis (including capitalized leases) to (ii) EBITDA (as defined in the Credit Agreement).

  Term. Borrowings under the Acquisition Facilities will be amortized, and commitments with respect to drawings under the Acquisition Facilities will be correspondingly reduced, over the eight year term of the Acquisition Facilities in accordance with an agreed schedule.

  Guarantors. All of the Borrower's obligations under the Facilities will be fully and unconditionally guaranteed by the Company, BET Satellite Services, Inc. and all of the direct and indirect wholly owned subsidiaries of the Borrower at closing and in the future (collectively, the "Guarantors").

  Security. The Acquisition Facilities will be secured by a first priority security interest in (i) all of the stock of the Borrower and its subsidiaries and (ii) all intercompany notes owed to the Borrower and the Guarantors.

  Conditions. The obligations of the Lenders under the Credit Agreement to provide the initial advances pursuant to the Acquisition Facilities will be subject to usual and customary conditions for credit facilities of that size, type and purpose, including, without limitation, the following: (i) no material adverse change in the financial condition, operations, business or prospects of the Borrower or the Guarantors, individually or taken as a whole, since January 31, 1998; (ii) delivery by the Borrower and the Guarantors of such financial statements and other information as the Agent shall require, all of which shall be in all respects reasonably satisfactory to the Agent;
(iii) no material undisclosed liabilities (contingent or otherwise) including, without limitation, pension liabilities, post- retirement healthcare benefits and litigation; (iv) absence of material litigation; (v) receipt of financial projections reasonably satisfactory to the Agent in all respects; (vi) consummation of the Merger in a manner satisfactory to the Agent and its counsel; and (vii) cancellation of, and repayment of all obligations under, the Company's existing credit facility with the Bank.

  Covenants and Events of Default. The Credit Agreement will contain affirmative and negative covenants and events of default, in each case which are customary for credit facilities of that size, type and purpose. Such affirmative and negative covenants will, among other matters, limit the Borrower's ability to dispose of assets, or incur additional indebtedness and require it to satisfy certain ongoing financial requirements. Such events of default will include, among other matters, an event of default upon a change in control (as defined in the Credit Agreement) of the Company following the Merger.

  Expiration. The obligations of the BNY Group under the Commitment Letter will expire and terminate automatically if loan documentation satisfactory in form and substance to the BNY Group, the Company and their respective counsel is not executed on or before September 30, 1998.

REGULATORY REQUIREMENTS; THIRD PARTY CONSENTS

  The Company does not believe that any material federal or state regulatory approvals, filings or notices are required by the Company in connection with the Merger other than (i) such approvals, filings or notices required pursuant to federal and state securities laws, (ii) such filings required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (iii) the filing of the certificate of merger with the Secretary of State of the State of Delaware.

  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The consummation of the Merger was conditioned upon the expiration or termination of all applicable HSR Act waiting periods.

  Pursuant to the HSR Act, on April 17, 1998 and April 27, 1998, respectively, TCI and Mr. Johnson, as the "ultimate parent entity" of the Company under the HSR Act, filed Premerger Notification and Report Forms with the Antitrust Division and the FTC in connection with the acquisition by BTV Acquisition of the Company's Class A Stock pursuant to the Merger and the Merger Agreement. Under the applicable provisions of the HSR Act, the Merger may not be consummated until the expiration of a 30-calender day waiting period following such filings (unless terminated earlier or a request for additional information is received). Early termination of the required waiting period was granted at 5:14 p.m. New York City time on May 6, 1998.

  The Company does not believe any third party consents will be required by the Company in connection with the Merger other than the possible consent of
(i) Aetna Life Insurance Company as holder of the Senior Secured Notes issued by BET in 1990 and guaranteed by the Company and (ii) The Bank of New York and the other lenders under BET's existing revolving credit facility, which is also guaranteed by the Company. The consent of such lenders will not be necessary if, as currently contemplated, the debt owed to those lenders is refinanced in connection with the Merger. The Company is currently in discussions with those lenders as to the outstanding indebtedness and the potential need for consents.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a summary of material United States federal income tax considerations relevant to beneficial owners whose shares of Class A Stock are converted to cash in the Merger. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change possibly with retroactive effect, and is not applicable to Mr. Johnson or Liberty (and certain parties related to Mr. Johnson or Liberty, if any). The summary applies only to beneficial owners who hold shares of Class A Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and may not apply to shares of Class A Stock received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of beneficial owners of Class A Stock (such as insurance companies, tax-exempt organizations and broker-dealers) who may be subject to special rules. This summary does not address the U.S. federal income tax consequences to a beneficial owner of Class A Stock who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH BENEFICIAL OWNER OF SHARES OF CLASS A STOCK SHOULD CONSULT SUCH BENEFICIAL OWNER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH BENEFICIAL OWNER AND THE PARTICULAR TAX EFFECTS TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

  The receipt of cash for shares of Class A Stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a beneficial owner of shares of Class A Stock will recognize capital gain or loss equal to the difference between the beneficial owner's adjusted tax basis in the shares of Class A Stock converted to cash in the merger and the amount of cash received. A beneficial owner's adjusted basis in the shares of Class A Stock generally will equal the beneficial owner's purchase price for such shares of Class A Stock. Gain or loss must be determined separately for each block of Class A Stock (i.e., shares of Class A Stock acquired at the same cost in a single transaction) converted to cash in the Merger.

  Under the Taxpayer Relief Act of 1997, net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by individuals, estates and trusts from the sale of property held more than 18 months will generally be taxed at a rate not to exceed 20% for U.S. federal income tax purposes. Net capital gain from property held for more than 12 months but not more than 18 months is taxed at a rate not to exceed 28%, and net capital gain from property held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gains recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are allowed to offset a limited amount of capital losses against ordinary income.

  Payments in connection with the Merger may be subject to "backup withholding" at a rate of 31%, unless a beneficial owner of Class A Stock (i) is a corporation or comes within certain exempt categories, or (ii) provides a certified taxpayer identification number on Form W-9 and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax; any amounts so withheld may be credited against the U.S. federal income tax liability of the beneficial holder subject to the withholding.

FEES AND EXPENSES

  Whether or not the Merger is consummated and except as otherwise provided herein, all fees and expenses incurred in connection with the Merger will be paid by the party incurring such fees and expenses, except that the Company will pay for all costs and expenses relating to the printing and mailing of this Proxy Statement. The Company will pay BTV Acquisition its reasonable expenses incurred in connection with the Merger if the Merger Agreement is terminated by BTV Acquisition because (i) the Board or any committee thereof withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement or the Merger; (ii) the Board decides to recommend an alternative transaction; (iii) the required stockholder approval has not been obtained by September 15, 1998; or (iv) there is a material breach by the Company.

  Estimated fees and expenses to be incurred by the Company or BTV Acquisition in connection with the Merger are as follows:

   Financing Fees(1)............................................... $     [   ]
   Financial Advisors Fees.........................................  6,000,000
   SEC Filing Fees.................................................     94,310
   Legal Fees and Expenses.........................................       [   ]
   Accounting Fees.................................................     50,000
   Printing and Mailing Expenses...................................       [   ]
   Exchange Agent Fees.............................................       [   ]
   Special Independent Committee Fee...............................       [   ]
   Solicitation Fees...............................................     12,500
                                                                    ----------
     Total......................................................... $     [   ]
                                                                    ==========

--------
(1) See "SPECIAL FACTORS--Financing of the Merger."

  Financial advisors fees include estimated fees and expenses payable to both Salomon and Goldman Sachs. Estimated financial advisors fees exclude $271,534 paid to Salomon in connection with its retention by the Company to render certain financial advisory and investment banking services to the Company during the period July 1997 to September 10, 1997. Such $271,534 fees paid to Salomon related to the work done by Salomon until September 10, 1997, including the preparation of the materials presented to the Company's Board of Directors on September 10, 1997.

  For services rendered in connection with its engagement, the Buying Group has agreed to pay Salomon (i) a fee of $100,000 and (ii) an additional fee of $1,775,000 contingent upon the acquisition by Mr. Johnson and/or Liberty of all or substantially all of the Company's equity securities not held by them.

  For services rendered in connection with its engagement the Company has agreed to pay Goldman Sachs (i) a fee of $150,000 which was paid on October 14, 1997, (ii) a fee of $750,000 which was paid upon completion of Goldman Sachs' initial report and presentation to the Special Independent Committee and (iii) a fee contingent upon the acquisition by Mr. Johnson and/or Liberty or a third party of the Company's Common Stock held by stockholders (excluding Mr. Johnson and/or Liberty) equal to the product of (a) 2% of the amount by which the price paid for the Company's Common Stock held by such stockholders, as determined pursuant to the Engagement Letter (the "Transaction Price") is in excess of $48 per share but less than or equal to $52.00 per share, plus 3% of the amount by which the Transaction Price is in excess of $52.00 per share but less than or equal to $60.00 per share, plus 2% of the amount by which the Transaction Price is in excess of $60.00 per share; and (b) the number of shares of Common Stock acquired by Mr. Johnson and/or Liberty or such third party, including, without limitation, shares issuable pursuant to options, warrants and convertible securities held by persons other than Mr. Johnson and/or Liberty as of October 14, 1997 (not including up to a maximum of 850,000 shares issued by the Company as a result of the exercise of employee stock options to the extent such options were outstanding as of October 20,
1997), subject to adjustment. The contingent portion of Goldman Sachs' fee will be approximately $2.9 million assuming approximately 7.7 million shares of applicable Common Stock. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Goldman Sachs against certain liabilities, including liabilities arising under the Federal securities laws.

  Goldman Sachs and its affiliates may maintain banking and other business relationships with Mr. Johnson and/or Liberty and the Company, for which it will receive customary compensation. Goldman Sachs acted as co-managing underwriter on a public offering of 7 1/8% Notes due 2028 of TCI, on February 19, 1998, for which it received compensation of $369,225.

                  INFORMATION CONCERNING THE SPECIAL MEETING

TIME, PLACE, DATE

  This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of the Company of proxies from the holders of shares of the Company's Class A Stock for use at the Special Meeting to be held at 10:00 a.m., local time, on Thursday, July 30, 1998, at the Capital Hilton, 16th and K Street, N.W., Washington, D.C. 20036, or at any adjournment(s) or postponement(s) thereof, pursuant to the enclosed Notice of Special Meeting of Stockholders.

PURPOSE OF THE SPECIAL MEETING

  At the Special Meeting, the stockholders of the Company will be asked to consider and vote upon the approval and adoption of the Merger Agreement, a copy of which is attached to this Proxy Statement as Exhibit A. The Merger Agreement provides for the merger of BTV Acquisition with and into the Company, with the Company as the surviving corporation. Pursuant to the Merger Agreement, each outstanding share of Class A Stock (other than Class A Stock
(i) held in the treasury of the Company or by any of its wholly owned subsidiaries, (ii) held by BTV Acquisition, Mr. Johnson, Liberty or TCI, or any of their respective subsidiaries, or (iii) held by Dissenting Stockholders) will be converted into the right to receive $63 per share in cash, without interest.

  The Special Independent Committee consisting of one director, Mr. Delano Lewis, was appointed by the Board of Directors to review and evaluate the terms of the Merger and to report to the Board of Directors of the Company regarding the fairness of the Merger to the holders of Nonaffiliated Stock. Mr. Lewis is not an employee of the Company, Liberty or TCI, is not a director of Liberty or TCI and does not have any commercial relationship with any of the members of the Buying Group. The Special Independent Committee concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of Nonaffiliated Stock, and recommended that the Board approve the Merger Agreement and the transactions contemplated thereby. At a meeting held on March 15, 1998, acting on the recommendation of the Special Independent Committee, and after the unanimous approval of Messrs. Lewis, Washington and Wilkins, the directors who are not (i) officers or employees of the Company, (ii) officers, directors or employees of TCI or Liberty or (iii) affiliates of Mr. Johnson, Liberty or TCI (although Mr. Wilkins is a director and stockholder of two TCI-affiliated companies), the Board concluded that the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interest of the Company and the holders of Nonaffiliated Stock, approved the Merger Agreement, and recommended that the stockholders approve and adopt the Merger Agreement. The Special Independent Committee and the Board, in reaching their respective decisions, considered a number of factors, including the opinion of Goldman Sachs, an investment banking firm engaged by the Special Independent Committee as its exclusive financial advisor, that, as of the date of such opinion and based upon and subject to various considerations and assumptions stated therein, the Merger Consideration is fair from a financial point of view to the holders of Common Stock other than Mr. Johnson, Liberty and Liberty's affiliates. A copy of Goldman Sachs' opinion is attached hereto as Exhibit B. See "SPECIAL FACTORS--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Independent Committee."

  BASED ON THE RECOMMENDATION OF ITS SPECIAL INDEPENDENT COMMITTEE, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

RECORD DATE; VOTING AT THE MEETING; QUORUM

  Acting under authority granted to it by the Board of Directors, the Special Independent Committee has fixed the close of business on June 29, 1998 as the record date for the Special Meeting (the "Record Date"). Only stockholders of record as of the close of business on June 29, 1998 will be entitled to notice of and to vote at the Special Meeting.

  As of the close of business on June 5, 1998, the Company had outstanding 10,071,713 shares of Class A Stock, held of record by approximately 614 registered holders, 1,831,600 shares of Class B Stock, and 4,820,000 shares of Class C Stock. Mr. Johnson beneficially owns 2,237,503 shares of the Company's Class A Stock (including shares under Options exercisable within the next 60 days) representing approximately 21.6% of the outstanding shares of Class A Stock, and 4,820,000 shares of the Class C Stock, representing 100% of the outstanding shares of Class C Stock. Liberty beneficially owns 1,831,600 shares of the Company's Class A Stock (representing approximately 18.2% of the outstanding shares of Class A Stock) and 1,831,600 shares of the Company's Class B Stock representing 100% of the outstanding shares of the Class B Stock. As of June 5, 1998, Mr. Johnson and Liberty collectively held 39.2% of the outstanding Class A Stock. However, Mr. Johnson owns 100% of the outstanding Class C Stock and Liberty owns 100% of the outstanding Class B Stock. Mr. Johnson's shares of Class C Stock and Liberty's shares of Class B Stock are convertible into Class A Stock on a one-for-one basis. If such Class B Stock and Class C Stock were converted into Class A Stock, Mr. Johnson and Liberty would beneficially own approximately 62.9% of the Company's outstanding shares of Class A Stock.

  Except as to the election of members of the Board of Directors and as otherwise required by Delaware law, shares of Class A Stock, Class B Stock and Class C Stock vote together as a single class, with holders of the Class A Stock entitled to one vote per share and holders of the Class B Stock and Class C Stock entitled to ten votes per share. By virtue of Mr. Johnson's current ownership of Class A Stock and Class C Stock and Liberty's current ownership of Class A Stock and Class B Stock, Mr. Johnson and Liberty are entitled to approximately 65.6% and 26.3%, respectively, of the vote of all classes of the Company's Common Stock and combined, Mr. Johnson and Liberty hold approximately 92% of the voting power of all classes of the Company's Common Stock. The presence in person or by proxy of the holders of at least a majority of the combined voting power of the outstanding Class A Stock, Class B Stock and Class C Stock entitled to vote at the Special Meeting constitutes a quorum. Broker non-votes and shares as to which a stockholder abstains will be included in determining whether there is a quorum at the Special Meeting. Because Mr. Johnson and Liberty together own at least a majority of the combined voting power of the outstanding Class A Stock, Class B Stock and Class C Stock, their presence at the Special Meeting will be sufficient to create a quorum.

REQUIRED VOTE

  Under Delaware law, the Merger Agreement must be approved and adopted by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Common Stock of the Company. Because Mr. Johnson and Liberty together own a majority of the voting power of the outstanding shares of Common Stock, their agreement to vote in favor of the Merger Agreement means that the Delaware law vote requirement will be satisfied. However, the Buying Group and the Company have agreed in the Merger Agreement that it is also a condition to consummation of the Merger that the Merger Agreement be approved and adopted by the holders of a majority of the voting power of the shares of Common Stock not owned by Mr. Johnson, Liberty or any of their respective affiliates (the "Independent Vote Requirement"). The affirmative vote of approximately 3,155,456 shares of Common Stock not owned by Mr. Johnson, Liberty or any of their respective affiliates will be necessary to satisfy the Independent Vote Requirement. Because the Company's officers (other than Mr. Johnson) are not affiliates of Mr. Johnson or Liberty, they have the discretion to vote the shares of Class A Stock they own in favor of the Merger Agreement, and, with the exception of Mr. Johnson's spouse, Mrs. Sheila Crump Johnson, their affirmative votes will count in determining whether the Independent Vote Requirement has been satisfied. Mrs. Johnson's shares of Class A Stock will not count toward satisfaction of the Independent Vote Requirement, but her outstanding Options will be treated in the same manner as the Options held by other officers of the Company (other than Mr. Johnson). The Company's officers (other than Mr. Johnson) currently own an aggregate of 2,122 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock. The Company believes it is the present intention of all such officers owning Class A Stock to vote all their shares in favor of the Merger Agreement. The officers also own Options to purchase an aggregate of 1,457,995 shares of Class A Stock, which options will be cashed out at the Effective Time (unless an alternative arrangement is negotiated between the Buying Group and any such officers to continue those options as equity interests in the Surviving Corporation). See "SPECIAL FACTORS-- Interests of Certain Persons in the Merger; Certain Relationships." The Merger is also subject to other conditions. See "THE MERGER AGREEMENT--Conditions."

  Failure to return an executed proxy card or to vote in person at the Special Meeting or voting to abstain will constitute, in effect, a vote against approval and adoption of the Merger Agreement for purposes of Delaware law and the Independent Vote Requirement.

ACTION TO BE TAKEN UNDER THE PROXY

  The enclosed proxy is solicited on behalf of the Company's Board of Directors. The giving of a proxy does not preclude the right to vote in person should any stockholder giving the proxy so desire. Stockholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either by filing with the Company's Secretary at the Company's principal executive offices a written revocation or a duly executed proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting without casting a ballot will not, by itself, constitute revocation of a proxy. Any written notice revoking a proxy should be sent to BET Holdings, Inc., One BET Plaza, 1900 W Street, N.E., Washington, D.C. 20018-1211, Attention: Byron F. Marchant, Senior Vice President and Chief Administrative Officer.

  All shares of Class A Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, unless previously revoked, will be voted at the Special Meeting in accordance with the instructions on the proxies. Unless contrary instructions are indicated, proxies will be voted FOR the approval and adoption of the Merger Agreement. As explained below in the section entitled "DISSENTERS RIGHTS OF APPRAISAL," a vote in favor of the Merger Agreement means that the stockholder owning those shares will not have the right to dissent and seek appraisal of the fair market value of the shares. The Company does not know of any matters, other than as described in the Notice of Special Meeting of Stockholders, which are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. If any other matters are properly presented at the Special Meeting for action, including, among other things, consideration of a motion to adjourn such meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the Merger), the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment. Notwithstanding the foregoing, the persons named in the proxies will not use their discretionary authority to use proxies voting against the Merger to vote in favor of adjournment or postponement of the Special Meeting. The Merger is also subject to a number of conditions. See "THE MERGER AGREEMENT -- Conditions." At the present time the Company does not anticipate waiving any of the material conditions of the Merger. However, if it becomes necessary to waive such conditions, the Company will give stockholders an opportunity to change their vote. While no such waiver is contemplated at this time, if such a waiver of any material conditions of the Merger were presented to the Board of Directors, the Board would consider whether a majority of the holders of the Nonaffiliated Stock would still vote in favor of the Merger as well as the impact on the market price for the Class A Stock if the Merger were terminated, before waiving any such conditions.

PROXY SOLICITATION

  The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Special Meeting of Stockholders and the enclosed proxy will be borne by the Company. The Company is requesting that banks, brokers and other custodians, nominees and fiduciaries forward copies of the proxy material to their principals and request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company and its subsidiaries may, without receiving any additional compensation, solicit proxies by telephone, telefax, telegram or in person.

  Morrow & Co., Inc. (the "Proxy Solicitor"), a professional soliciting organization, will assist in the solicitation of proxies by the Company. The Proxy Solicitor's fee for solicitation of the proxies is $6,500 plus disbursements incurred by the Proxy Solicitor on the Company's behalf (for which the Company has paid an advance of $6,000). The Proxy Solicitor's charge to solicit holders of record and non-objecting beneficial owners is $5 per holder.

  No person is authorized to give any information or make any representation not contained in this Proxy Statement, and if given or made, such information or representation should not be relied upon as having been authorized.

  COMPANY STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF COMMON STOCK WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING SHARES OF CLASS A STOCK WILL BE AS SET FORTH IN THIS PROXY STATEMENT. SEE "THE MERGER AGREEMENT--THE EXCHANGE FUND; PAYMENT FOR SHARES OF CLASS A STOCK" AND "-- TRANSFERS OF CLASS A STOCK."

                                  THE PARTIES

THE COMPANY

  The Company was incorporated in Delaware in July 1991 in connection with the initial public offering of its Class A Stock. As a result of a series of related transactions completed in September 1991, BET, a District of Columbia corporation formed in 1979, became a wholly owned subsidiary of the Company. In November 1991, the Company completed its initial public stock offering and became the first black majority-controlled company listed on the NYSE. Substantially all of the Company's operations are conducted by BET through its operation of the Black Entertainment Television Cable Network ("BET Cable Network"), an advertiser-supported basic cable network. The Company has its principal executive offices at One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211. The telephone number of the Company is (202) 608-2000.

  BET Cable Network commenced operations in 1980 by providing two hours of programming per week targeted to the interests and concerns of African-American viewers to affiliated cable system operators serving approximately
3.8 million cable subscribers. In 1984, BET Cable Network began offering cable television programming 24 hours per day. As of April 30, 1998, BET Cable Network reached over 50.2 million households, as reported by affiliated cable system operators, providing a broad mix of music videos, off-network situation comedies and original programming.

  On May 20, 1998, the Company signed a letter of intent with Bell Atlantic pursuant to which the Company and Bell Atlantic will try to reach an agreement to market Bell Atlantic products under the BET brand name.

  On June 16, 1998 the Company purchased Arabesque, a division of Kensington Publishing Corporation, a New York corporation ("Kensington"). Arabesque publishes Kensington's line of African American romance novels. The Company has also secured the dramatic rights to Arabesque's books for possible television film development.

  For additional information concerning the Company, see "DOCUMENTS INCORPORATED BY REFERENCE" and "AVAILABLE INFORMATION."

BTV ACQUISITION

  BTV Acquisition was incorporated in Delaware in 1998 by Mr. Johnson and Liberty in connection with the proposed Merger. BTV Acquisition has not been engaged in any business activities other than those in connection with the Merger. The principal office and business address of BTV Acquisition is c/o Liberty Media Corporation, 8101 East Prentice Avenue, Englewood, CO 80111. The telephone number of BTV Acquisition is (303) 721-5400.

ROBERT L. JOHNSON

  Mr. Johnson founded BET, the Company's primary operating subsidiary, in 1979. Mr. Johnson has served as President, Chief Executive Officer and a director of BET since its creation. Since 1991, Mr. Johnson has served as the Chairman of the Company's Board of Directors. Since 1991, Mr. Johnson has also served as Chief Executive Officer of the Company and served as its President from 1991 until March 1996. Mr. Johnson is also the Chairman of District Cablevision, Inc. ("DCI"), a Washington, D.C. cable operating company which he founded in 1980, and served as a director of a predecessor of Liberty from December 1991 until August 1994. Since January 1994, Mr. Johnson has served as a director of Hilton Hotels Corporation and has served as a director of US Airways Group, Inc. since January 1998. Mr. Johnson's business address is One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211 and the telephone number is (202) 608-2000.

LIBERTY MEDIA CORPORATION

  Liberty Media Corporation is a Delaware corporation and a wholly owned subsidiary of TCI. Liberty through its subsidiaries and affiliates, produces, acquires and distributes entertainment and informational programming services, as well as electronic retailing services. Such programming is delivered via cable television and other distribution technologies to viewers in the United States and overseas. The principal office and business address of Liberty is 8101 East Prentice Avenue, Suite 500, Englewood, CO 80111. The telephone number of Liberty is (303) 721-5400.

TELE-COMMUNICATIONS, INC.

  TCI is a Delaware corporation primarily engaged in the operation of cable television systems and the provision of cable television, telecommunications and programming services. On June 23, 1998, TCI and AT&T Corp. ("AT&T") entered into a merger agreement pursuant to which TCI would be merged into a subsidiary of AT&T and become a wholly owned subsidiary of AT&T. Consummation of this merger is subject to various conditions, including receipt of all required regulatory approvals, the expiration of the waiting period under the HSR Act, and approval of the stockholders of both TCI and AT&T. The Company and the Buying Group do not anticipate that the proposed TCI/AT&T merger will affect the Merger. The principal office and business address of TCI is 5619 DTC Parkway, Englewood, CO 80111. The telephone number of TCI is (303) 267-5500.

                             THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Exhibit A to this Proxy Statement. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement.

THE MERGER; MERGER CONSIDERATION

  The Merger Agreement provides that the Merger will become effective at such time as a certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties and as is specified in the certificate of merger (the "Effective Time"). If the Merger is approved by the holders of a majority of the Nonaffiliated Stock at the Special Meeting and the other conditions to the Merger are satisfied, it is currently anticipated that the Merger will become effective as soon as practicable after the Special Meeting (subject to compliance with or waiver of the other conditions of the Merger Agreement); however, there can be no assurance as to the timing of the consummation of the Merger or that the Merger will be consummated.

  At the Effective Time, BTV Acquisition will be merged with and into the Company, the separate corporate existence of BTV Acquisition will cease, and the Company will continue as the Surviving Corporation. In the Merger, each share of Nonaffiliated Stock (other than Class A Stock (i) held in the treasury of the Company or by any of its wholly owned subsidiaries or (ii) held by Dissenting Stockholders) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. Each certificate representing shares of Nonaffiliated Stock that has been converted under the terms of the Merger Agreement will, after the Effective Time, evidence only the right to receive, upon the surrender of such certificate, an amount of cash per share equal to the Merger Consideration.

  Each share of Common Stock (i) held in the treasury of the Company or by any wholly owned subsidiary of the Company or (ii) owned by BTV Acquisition, Mr. Johnson, Liberty or any of their respective subsidiaries will automatically be cancelled, retired and cease to exist and no payment will be made with respect thereto.

  Each share of common stock of BTV Acquisition issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

  Dissenting Stockholders who do not vote to approve and adopt the Merger Agreement and who otherwise strictly comply with the provisions of the DGCL regarding statutory appraisal rights have the right to seek a determination of the fair value of their shares of Class A Stock and such payment in cash therefor in lieu of the Merger Consideration. See "DISSENTERS RIGHTS OF APPRAISAL."

THE EXCHANGE FUND; PAYMENT FOR SHARES OF CLASS A STOCK

  On or before the closing date of the Merger (the "Closing Date"), BTV Acquisition will enter into an agreement with a bank or trust company selected by BTV Acquisition and reasonably acceptable to the Company (the "Exchange Agent"). Prior to the Effective Time, BTV Acquisition will deposit or cause to be deposited with or for the account of the Exchange Agent, in trust for the benefit of the Company's holders of Class A Stock (other than Class A Stock held by Dissenting Stockholders and shares to be cancelled without consideration pursuant to the Merger Agreement) an amount in cash equal to the aggregate Merger Consideration (such amount being hereinafter referred to as the "Exchange Fund").

  As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each record holder of shares of Class A Stock immediately prior to the Effective Time a letter of transmittal containing instructions for use in surrendering certificates formerly representing shares of Class A Stock (the "Certificates") in exchange for the Merger Consideration. No stockholder should surrender any Certificates until the stockholder receives the letter of transmittal and other materials for such surrender. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to the instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Class A Stock formerly represented by such Certificate, without any interest thereon, less any required withholding of taxes, and the Certificate so surrendered will be cancelled. The Merger Consideration will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and delivery of the Letter of Transmittal and any other related transmittal documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with the book-entry delivery of securities.

  If payment of the Merger Consideration is to be made to a person other than the person in whose name the Certificate surrendered is registered, it will be a condition of payment that the Certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Exchange Agent receives evidence that any applicable transfer or other taxes have been paid.

  STOCKHOLDERS SHOULD NOT SEND THEIR CERTIFICATES NOW AND SHOULD SEND THEM ONLY PURSUANT TO INSTRUCTIONS SET FORTH IN LETTERS OF TRANSMITTAL TO BE MAILED TO STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE EFFECTIVE TIME. IN ALL CASES, THE MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT AND SUCH LETTERS OF TRANSMITTAL.

  Six months after the Effective Time, the Exchange Agent will return to the Surviving Corporation any portion of the Exchange Fund which remains undistributed to the holders of the Class A Stock (including the proceeds of any investments thereof), and any holders of Class A Stock who have not theretofore complied with the above-described procedures to receive payment of the Merger Consideration may look only to the Surviving Corporation for payment.

TRANSFERS OF CLASS A STOCK

  At the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers of shares of Class A Stock thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to the Exchange Agent or the Surviving Corporation, they will be cancelled and exchanged for the Merger Consideration as provided above and pursuant to the terms of the Merger Agreement (subject to applicable law in the case of Dissenting Stockholders).

TREATMENT OF STOCK OPTIONS

  Except as to Mr. Johnson and any other executive officers of the Company who enter into agreements with BTV Acquisition relating to alternative treatment of their Options, at the Effective Time each outstanding Option to acquire Class A Stock, whether or not then exercisable will be cancelled and the 1991 Executive Stock Option Plan, as amended (the "Company Option Plan"), will be assumed by the Surviving Corporation. In consideration of such cancellation, the Surviving Corporation will pay to the holder of each such cancelled Option, within five days of the Effective Time, an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by (ii) the number of shares of Class A Stock issuable upon exercise of the Option, subject to any required withholding of taxes (the "Option Consideration"). At the Effective Time, all Options, other than those with respect to which the holder has agreed with BTV Acquisition as to the continuation thereof, will be converted into, and will thereafter only represent the right to receive, the Option Consideration.

  At the Effective Time, all Options held by Mr. Johnson will automatically become options to acquire an equal number of shares of common stock of the Surviving Corporation at an aggregate exercise price equal to the aggregate exercise price of the Options, and no payment will be made with respect thereto.

  Prior to the Effective Time, the Company will use its best efforts to (i) obtain any consents from the holders of the Options and (ii) make any amendments to the terms of the Company Option Plan and any options granted thereunder that are necessary to consummate the transactions contemplated by the Merger Agreement and payment in respect of any Options may be withheld until the necessary consents are obtained.

  Instead of the cancellation of such Options, BTV Acquisition may enter into mutually acceptable arrangements with any holder of Options providing that such holder's Options will be treated in a different manner, provided that in no event will any such holder be paid at the Effective Time an amount in cash in excess of the Option Consideration such holder would have received had such Options been cancelled as described above. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships" for a discussion of such an alternative arrangement being contemplated by the Buying Group.

CONDITIONS

  The respective obligations of BTV Acquisition, Mr. Johnson and Liberty on the one hand, and the Company, on the other, to consummate the Merger are subject to the following conditions, among others: (i) the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power held by holders of the Nonaffiliated Stock; (ii) the absence of any governmental action or order which materially restricts, prevents or prohibits consummation of the Merger; and (iii) the expiration or termination of any waiting period applicable under the HSR Act.

  The obligations of BTV Acquisition to effect the Merger are subject to, among other things, the following additional conditions: (i) the representations and warranties of the Company, if qualified by materiality, being true and correct and if not so qualified, being true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time; (ii) the Company having performed or complied in all material respects with agreements and covenants required by the Merger Agreement to be performed or complied with prior to the Effective Time; (iii) all consents having been obtained by the Company other than those the failure of which to obtain would not have a material adverse effect; (iv) BTV Acquisition having obtained sufficient financing to fund the transactions contemplated by the Merger Agreement; (v) no threatened or pending litigation seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement; and (vi) Dissenting Stockholders not representing more than 10% of the outstanding shares of Nonaffiliated Stock.

  The obligations of the Company to effect the Merger are also subject to the additional condition that all the covenants in the Merger Agreement to be complied with or performed by BTV Acquisition, Mr. Johnson and Liberty shall have been complied with and performed in all material respects prior to the Effective Time and the representations and warranties of BTV Acquisition, Mr. Johnson and Liberty shall if qualified by materiality be true and correct and if not so qualified be true and correct in all material respects, in each case as of the Effective Time as if made on and as of the Effective Time.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various customary representations and warranties of BTV Acquisition, Mr. Johnson, Liberty and the Company. The representations of BTV Acquisition, Mr. Johnson and Liberty relate to, among other things, the organization and qualification to do business of BTV Acquisition and Liberty, the authority of the parties to enter into the Merger Agreement, no conflict, required filings and consents, financing and absence of brokers. The representations of the Company relate to, among other things, corporate organization and qualification, capitalization, authority to enter into the Merger Agreement, no conflict, required filings and consents, certain regulatory consents and approvals, compliance with law, certain Exchange Act filings with the SEC and financial statements, absence of certain changes or events, employee benefit plans, taxes, absence of litigation, FCC and copyright matters, opinion of Goldman Sachs and the absence of brokers. The Company's representations are subject to Mr. Johnson not being aware of any inaccuracies in such representations.

COVENANTS

  The Company has agreed to conduct its business in the ordinary and usual course prior to the Effective Time. In this regard, the Company has agreed that it will not, without the prior consent of BTV Acquisition, Mr. Johnson or Liberty engage in certain types of transactions. In addition, BTV Acquisition, Mr. Johnson, Liberty and the Company have made further agreements regarding the access to the Company's records; preparation and filing of this Proxy Statement and the Schedule 13E-3 with the SEC; indemnification of the Company's officers and directors; directors' and officers' liability insurance; reasonable best efforts to fulfill the conditions to the other party's obligation to consummate the Merger and public announcements.

INDEMNIFICATION AND INSURANCE

  The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall indemnify the present and former officers and directors of the Company, to the same extent and upon the terms and conditions provided in the Company's certificate of incorporation and bylaws, and to the full extent permitted under the DGCL against all losses, expenses, claims, damages, liabilities or amounts paid in settlement with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld) in connection with any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring in connection with the Merger.

  The Merger Agreement provides that the Surviving Corporation shall maintain in effect, for not less than six years from the Effective Time, the policies of the directors' and officers' liability insurance most recently maintained by the Company with respect to matters occurring prior to the Effective Time to the extent available, provided that the Surviving Corporation may substitute policies of at least the same coverage containing terms and conditions which are no less advantageous as long as such substitution does not result in gaps or lapses in coverage. Nonetheless, in no event shall the Surviving Corporation be required to expend more than 150% of the current annual premiums paid by the Company (the "Premium Amount") to maintain or procure such insurance coverage and in the event the Surviving Corporation is unable to obtain the required insurance, the Surviving Corporation will obtain as much comparable insurance as is available for the Premium Amount per year.

NO SOLICITATION; FIDUCIARY OBLIGATIONS OF DIRECTORS

  The Merger Agreement provides that the Company generally shall not, nor shall it permit any of its subsidiaries to (i) initiate, solicit, or encourage the making of any Alternative Transaction (as described below) or (ii) provide any information regarding the Company to any third party, or participate in, facilitate or encourage, any inquiries of the making of any Alternative Transaction. The Board of Directors of the Company may engage in negotiations or provide information to a third party in response to an unsolicited written inquiry, if the Board first determines in good faith (i) based on the written advice of its financial advisor, that the inquiry, proposal or offer is reasonably likely to result in a proposal for an Alternative Transaction which is (A) more favorable to the Company's stockholders than the Merger and (B) capable of consummation, or (ii) based on the written advice of outside legal counsel, that it is required to do so in order to comply with its fiduciary duties. The Merger Agreement defines Alternative Transaction as any transaction or series of transactions (other than those contemplated by the Merger Agreement) resulting in (i) any change of control of the Company, (ii) any merger or consolidation of the Company in which another person acquires beneficial ownership of 25% or more of the aggregate voting power of all voting securities of the Company or the Surviving Corporation, (iii) any tender offer or exchange offer for or any acquisition of any securities of the Company which would result in another person beneficially owning 25% or more of the voting securities of the Company or (iv) any sale or other disposition of assets of the Company or any of its subsidiaries if the fair market value of such assets exceeds 25% of the aggregate fair market value of the assets of the Company and its subsidiaries.

DIRECTORS AND OFFICERS OF THE COMPANY FOLLOWING THE MERGER; CERTIFICATE OF INCORPORATION; BYLAWS

  The Merger Agreement provides that the current directors of BTV Acquisition will be the directors of the Surviving Corporation. Mr. Johnson and Mr. Bennett will be the initial directors of the Surviving Corporation. The Buying Group is presently considering inviting Messrs. Lewis, Malone, Washington and Wilkins and Mrs. Johnson to join the Board of Directors of the Surviving Corporation following the Merger; however, no determination has been made in such regard. The March Buying Group Letter provides, however, that Liberty will be entitled to two designees on the Board. See "SPECIAL FACTORS--Buying Group Letter Agreements." The Merger Agreement also provides that the current officers of the Company will be the officers of the Surviving Corporation.However, the Company and Mr. Gordon are currently in discussions concerning the terms pursuant to which he may submit his resignation. The Company and Mr. Gordon anticipate that an agreement will be reached pursuant to which Mr. Gordon will depart after the consummation of the Merger.

  The certificate of incorporation and bylaws of BTV Acquisition will be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended, except for appropriate changes to reflect that the name of the Surviving Corporation will be BET Holdings, Inc.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption of the agreement by the stockholders of the Company, by the mutual written consent of the Company and BTV Acquisition, or by either the Company or BTV Acquisition (i) if any permanent injunction, order or decree or other action of any governmental entity preventing the consummation of the Merger shall have become final and nonappealable; or (ii) if the Merger has not been consummated by September 30, 1998 (provided that such termination shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the closing to occur on or before such date).

  The Company may terminate the Merger Agreement at any time prior to the Effective Time, either before or after its adoption by the stockholders, (i) upon a material breach of any covenant by BTV Acquisition, Mr. Johnson or Liberty which is not cured or if any representation or warranty of the Company, Mr. Johnson or Liberty shall have become untrue in any material respect, in either case such that such breach or untruth is not capable of being cured by September 30, 1998; or (ii) if BTV Acquisition is unable to obtain a commitment for the financing for the transactions contemplated by the Merger Agreement by May 15, 1998.

  BTV Acquisition may terminate the Merger Agreement at any time prior to the Effective Time, either before or after its adoption by the stockholders, if
(i) the Board or any committee thereof withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement or the Merger; (ii) the Board recommends or resolves to recommend an Alternative Transaction; (iii) the required stockholder approval has not been obtained by September 15, 1998; or (iv) upon a material breach of any covenant or agreement contained in the Merger Agreement by the Company if not cured, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case that such breach or untruth is incapable of being cured by September 30, 1998.

AMENDMENT/WAIVER

  Before or after adoption of the Merger Agreement by the stockholders, the Merger Agreement may be amended by the written agreement of the parties thereto at any time prior to the Effective Time if such amendment is approved by the Special Independent Committee and provided, that, after any such stockholder approval, no amendment may be made which under applicable law may not be made without the approval of the stockholders of the Company if such approval has not been obtained.

  At any time prior to the Effective Time, either the Company, on the one hand, or BTV Acquisition, on the other, may extend the time for performance of any of the obligations or other acts of the other party to the Merger Agreement, waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or waive compliance by the other party with any agreements or conditions contained in the Merger Agreement. Any extension or waiver granted by the Company will be valid only if it has been approved by the Special Independent Committee.

                                  LITIGATION

  Shortly after the public announcement of the $48 Offer, several lawsuits were filed by stockholders of the Company against the Buying Group, the Company and the Company's directors alleging, among other things, that the $48 per share price offered for the Class A Stock by the Buying Group was inadequate. During the September 11-13, 1997 period, the Behrens Complaint and four other class action complaints were filed in the Court of Chancery in the State of Delaware. The Behrens Complaint was served on the Company and its directors on September 15, 1997. On October 14, 1997, the Court of Chancery executed an order consolidating those five complaints into the Consolidated Action. On October 7, 1997, the Baskerville Complaint was filed in the D.C. Court which, like the Behrens Complaint, alleged, among other things, that the $48 Offer was unfair and inadequate. See "SPECIAL FACTORS--Purpose and Background of the Merger" for a chronological discussion of the Consolidated Action and the Baskerville Complaint.

  During late 1997 and early 1998, plaintiffs' counsel in the Consolidated Action discussed with counsel to the Buying Group the plaintiffs' views regarding the deficiencies of the $48 Offer, including the inadequacy of the initial price and the absence of a separate vote to approve the proposed merger by the holders of a majority of the Nonaffiliated Stock. Counsel for plaintiffs and the Buying Group did not engage in settlement negotiations during these discussions. In March 1998, counsel for the Buying Group informed counsel for plaintiffs in the Consolidated Action of the Buying Group's willingness to consider modifications to the $48 Offer in order to secure the approval of the Special Independent Committee for the proposed transaction and, if possible, to establish a basis for the potential settlement of the Consolidated Action. On March 13-15, 1998, counsel and the financial advisor to plaintiffs in the Consolidated Action negotiated with counsel to the Buying Group regarding the terms for an agreement-in-principle to settle the Consolidated Action.

  On March 15, 1998 counsel for plaintiffs and defendants in the Consolidated Action executed the MOU, which outlined an agreement-in-principle regarding the terms of a settlement of the Consolidated Action. Subject to Court approval, third-party consents and other conditions, the MOU provided for the termination of the Consolidated Action and its dismissal with prejudice based upon and subject to, among other things, (i) a merger in which the holders of the Nonaffiliated Stock receive $63 cash per share; (ii) the merger being conditioned upon the favorable vote by the holders of a majority of the Nonaffiliated Stock; and (iii) plaintiffs' counsel having had the opportunity to review and comment on preliminary shareholder disclosure materials relating to the merger, and to negotiate with defendants' counsel to resolve any issues raised by plaintiffs' counsel concerning the adequacy of these disclosure materials. The MOU also provided that plaintiffs, through their counsel, would use their best efforts to pursue the settlement of the Consolidated Action and would cooperate with the Company and the Buying Group in preparing the papers necessary to define, pursue and effectuate a dismissal of the Baskerville Complaint pending in the D.C. Court. At no time have the defendants in either the Consolidated Action or the Baskerville Complaint admitted any fault, liability or wrongdoing as to any facts or claims alleged or asserted in any complaint filed in the Consolidated Action or the Baskerville Complaint.

  The MOU also provides that, subject to the terms and conditions of the MOU and the terms and conditions of the formal stipulation of settlement, the Company will pay, on behalf of and for the benefit of those directors of the Company named as defendants in the Consolidated Action, such fees and expenses as may be awarded by the Court. Further, the Company has agreed in the MOU to pay all reasonable costs and expenses incurred in providing notice of the settlement to the record and beneficial owners of Common Stock of the Company during the period from and including the close of business on September 9, 1997 through and including the date of consummation of the Merger (other than the Company, the Buying Group, and those holders of Common Stock named as individual defendants in the Consolidated Action). On June 25, 1998, counsel to the parties to the Consolidated Action and the plaintiff in the D.C. Action executed a Stipulation of Settlement that provided, among other things subject to court approval, for the settlement, release and discharge of all claims arising out of the Merger and for the dismissal of both the Consolidated Action and the D. C. Action.

  The obligation of BTV Acquisition to consummate the Merger is conditioned upon there being no pending or threatened litigation. See "THE MERGER AGREEMENT--Conditions."

                        DISSENTERS RIGHTS OF APPRAISAL

  Pursuant to Section 262 of the DGCL, any holder of Class A Stock who does not wish to accept the Merger Consideration may dissent from the Merger and elect to have the fair value of such stockholder's shares of Class A Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such stockholder in cash, together with a fair rate of interest, if any, provided that such stockholder complies with the provisions of Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of
Section 262, which is provided in its entirety as Exhibit C to this Proxy Statement. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of Class A Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Class A Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in timely manner to perfect appraisal rights.

  Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This Proxy Statement shall constitute such notice to the holders of Common Shares and the applicable statutory provisions of the DGCL are attached to this Proxy Statement as Appendix C. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Exhibit C to this Proxy Statement because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Class A Stock, the Company believes that stockholders who consider exercising such rights should seek the advice of counsel.

  Any holder of Class A Stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

    (A) Such stockholder must deliver to the Company a written demand for appraisal of such stockholder's shares before the vote on the Merger Agreement at the Special Meeting, which demand will be sufficient if it reasonably informs the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares;

    (B) Such stockholder must not vote its shares of Class A Stock in favor of the Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the Merger Agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the Merger Agreement or abstain from voting on the Merger Agreement; and

    (C) Such stockholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a stockholder who is the record holder of shares of Class A Stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.

  Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the Merger Agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

  Only a holder of record of shares of Class A Stock issued and outstanding immediately prior to the Effective Time is entitled to assert appraisal rights for the shares of Class A Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stock certificates, should specify the stockholder's name and mailing address, the number of shares of Class A Stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's Class A Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to: BET Holdings, Inc., One BET Plaza, 1900 W Street, N.E., Washington, D.C. 20018-1211, Attention: Byron F. Marchant, Senior Vice President and Chief Administrative Officer.

  Within ten days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each former stockholder of the Company who has made a written demand for appraisal in accordance with
Section 262 and who has not voted in favor of the Merger Agreement. Within 120 days after the Effective Time, but not thereafter, either the Surviving Corporation or any Dissenting Stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Chancery Court demanding a determination of the value of the shares of Class A Stock held by all Dissenting Stockholders. The Company is under no obligation to and has no present intent to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as the Company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of the Company), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the Merger Consideration.

  Pursuant to the Merger Agreement, the Company has agreed to give BTV Acquisition prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. BTV Acquisition shall direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of BTV Acquisition, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

  Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The Surviving Corporation must mail such statement to the stockholder within 10 days of receipt of such request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later.

  A stockholder timely filing a petition for appraisal with the Court of Chancery must deliver a copy to the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

  After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a Dissenting Stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER
SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES. STOCKHOLDERS SHOULD ALSO BE AWARE THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

  In determining fair value and, if applicable, a fair rate of interest, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

  Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time).

  Any stockholder may withdraw its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If the Surviving Corporation does not approve a stockholder's request to withdraw a demand for appraisal when such approval is required or if the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the Merger Consideration.

  FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

  The following table sets forth selected consolidated financial data for the Company and its subsidiaries (i) as of and for the nine months ended April 30, 1998 and 1997 and (ii) as of and for each of the five fiscal years in the period ended July 31, 1997. No separate financial information is provided for BTV Acquisition since BTV Acquisition is a special purpose entity formed in connection with the Merger and has no independent operations. No pro forma data giving effect to the Merger have been provided because the Company does not believe such information is material to stockholders in evaluating the proposed Merger and Merger Agreement since (i) the proposed Merger Consideration is all cash and (ii) if the Merger is completed, the Company's Class A Stock would cease to be publicly traded.

  The financial information for the Company as of and for each of the five fiscal years in the period ended July 31, 1997 has been derived from audited consolidated financial statements of the Company. The financial information as of and for the nine months ended April 30, 1998 and 1997 has been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. Operating results for such unaudited interim periods should not be considered indicative of results to be expected for the entire year.

  The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, accompanying notes and other financial information included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, as amended, and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 1997, January 31, 1998 and April 30, 1998, and incorporated herein by reference.

                             (UNAUDITED)
                          NINE MONTHS ENDED
                              APRIL 30,               FISCAL YEAR ENDED JULY 31,
                          -----------------  ----------------------------------------------
                            1998     1997      1997      1996      1995     1994     1993
                          -------- --------  --------  --------  -------- -------- --------
                                   (IN THOUSANDS, EXCEPT SHARE DATA AND RATIO)
INCOME STATEMENT DATA
Operating revenues......  $129,459 $113,287  $154,227  $132,275  $115,222 $ 97,510 $ 74,218
Income from operations..    46,351   39,531    53,775    42,837    37,517   26,410   23,609
Income from continuing
 operations.............    26,060   20,947    28,022    22,678    19,912   14,776   12,640
Discontinued opera-
 tions..................       --    (1,959)   (4,235)     (615)      --       --       --
Net income..............    26,060   18,988    23,787    22,063    19,912   14,776   12,640
Ratio of earnings to
 fixed charges(1).......    12.3:1    9.4:1     9.8:1     8.5:1       N/A      N/A      N/A
PER COMMON SHARE DATA(2)
Net income per common
 share:
Basic:
 Income from continuing
  operations............  $   1.56 $   1.25  $   1.68  $   1.27  $   1.00 $   0.72 $   0.61
 Net income.............      1.56     1.13      1.42      1.24      1.00     0.72     0.61
Diluted:
 Income from continuing
  operations............      1.49     1.22      1.63      1.23      1.00     0.72     0.61
 Net income.............      1.49     1.11      1.38      1.21      1.00     0.72     0.61
Shares used in computing
 earnings per share:
 Basic..................    16,912   16,713    16,703    17,834    19,867   20,490   20,844
 Diluted................    17,468   17,181    17,213    18,221    19,961   20,590   20,887
Cash dividends de-
 clared.................       --       --        --        --        --       --       --
                             (UNAUDITED)
                              APRIL 30,                        JULY 31,
                          -----------------  ----------------------------------------------
                            1998     1997      1997      1996      1995     1994     1993
                          -------- --------  --------  --------  -------- -------- --------
                                        (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA
Total assets............  $191,093 $167,328  $173,511  $150,731  $157,810 $113,868 $104,842
Long term debt..........    47,987   63,121    62,993    60,560    35,875   12,392   13,207
Shareholders' equity....   113,230   82,607    88,418    66,749    96,684   81,378   77,791
Book value per
 share(3)...............      6.77     4.96      5.29      3.98      4.90     4.07     3.75

--------
1 For purposes of the ratio of earnings to fixed charges, earnings represents income before income taxes from continuing operations, adjusted for losses incurred with respect to investments accounted for under the equity method, plus fixed charges. Fixed charges consist of interest costs, both expensed and capitalized, amortization of debt issuance costs and the interest portion of operating rents, which is estimated by management to approximate one-third of aggregate operating rents.
2 Effective with the period ended January 31, 1998, the Company was required to adopt Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Accordingly, net income per common share and shares used in computing earnings per share for the nine months ended April 30, 1997 and each of the five years in the period ended July 31, 1997 have been restated to conform with the requirements of SFAS No. 128.
3 Book value per share is calculated based upon the number of shares of Common Stock outstanding at period end.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

AGREEMENTS WITH CABLE AFFILIATES

  In the normal course of its business, BET enters into agreements with the operators of cable television systems for the carriage of BET's and Action Pay Per View's (a subsidiary of the Company) programming. BET has entered into agreements with a number of cable operators that are affiliates of TCI. The agreements entered into with affiliates of TCI are on substantially the same terms and conditions as the agreements entered into with cable operators which are not affiliated with TCI. In fiscal 1997, BET earned approximately $16,382,000 in respect of the carriage of BET's programming from TCI-affiliated cable operators. TCI-affiliated cable operators accounted for approximately 24% of The BET Cable Network's subscribers and approximately 28% of its subscriber revenue in fiscal 1997.

AGREEMENTS WITH RELATED PARTIES

  In February 1994, BET Films, Inc., a subsidiary of the Company, QE + Limited, an indirect wholly owned subsidiary of TCI, and Live Entertainment, Inc., an unrelated third party, entered into a partnership agreement establishing BET Film Productions, a joint venture which plans to develop, produce and distribute motion pictures targeted primarily to minority audiences. Under the joint venture agreement, each of the parties owns a one-third interest in the joint venture and has agreed to contribute up to $5 million as a capital contribution to the joint venture. To date, $1,050,000 has been funded by the Company towards the capital contribution obligation for the joint venture.

  In December 1996, the Company and Encore Media Corporation, a wholly owned subsidiary of Liberty, formed a joint venture, BET Movies/Starz!3, LLC, for the purposes of the creation, operation, programming, packaging, distribution, advertising, sales, exhibition and marketing of the BET Movies/Starz!3 cable television programming service, a pay TV channel within the Starz!-Encore 8 multiplex showcasing Black film artists and targeted to African-American viewers. To date, $3,840,000 has been funded by the Company towards the capital contribution obligation for the joint venture. Pursuant to the terms of a term sheet executed in September 1997, the venturers agreed to modify the venture such that the Company is not required to make additional equity contributions to the venture.

  During December 1995, the Company entered into a loan agreement with R&S PCS, Inc. ("R&S"), an entity wholly owned by Mr. Johnson, whereby the Company agreed to loan R&S up to $10 million on a revolving basis. Loan advances bear interest at the prime lending rate plus 2% and are secured by 40,000 shares of the Company's common stock owned by Mr. Johnson (the "Pledged Shares"). The largest amount outstanding during fiscal 1997 was $8,933,000. At April 30, 1998, advances aggregating $8,933,000 were outstanding. As of April 30, 1998, $10,679,000 (including accrued and unpaid interest) was outstanding under the loan. Substantially all loan advances were used by R&S to establish eligibility to participate in the Broadband PCS C Block Auction in which R&S was a successful bidder. R&S has elected to return all of its licenses to the FCC in return for the agency forgiving the debt associated with the purchase price of the licenses. In addition, pursuant to the election with the FCC, R&S will obtain a refund of a portion of its purchase price. The March Buying Group Letter had contemplated that, at an appropriate time to be reasonably determined, Mr. Johnson and any entities controlled by him may take certain actions that would result in both the Company owning the rights to certain PCS licenses now held by R&S and the release of the Pledged Shares.

TRANSACTIONS WITH MANAGEMENT

  During May 1996, the Company purchased from Mr. Johnson certain promissory notes in the aggregate principal amount of $2.2 million that had been issued originally by a third party to Mr. Johnson. In connection with this transaction, Mr. Johnson guaranteed repayment of these notes plus certain other related notes already held by the Company from that same third party. All notes receivable guaranteed by Mr. Johnson bear interest at the prime lending rate plus 2%, payable monthly, are secured by certain real property, and mature at varying dates through the Company's fiscal year ending July 31, 2001. Interest income earned from notes receivable guaranteed by Mr. Johnson was $400,000 during fiscal year 1997.

                         MARKET FOR THE CLASS A STOCK

CLASS A STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION

  The Company's Class A Stock is traded on the NYSE under the symbol "BTV". The following tables show the per share high and low sales prices reported in the consolidated transaction reporting system for transactions in the Class A Stock for the calendar year periods indicated. No cash dividends have been paid during the last two years by the Company on the Class A Stock. The Company has an unsecured revolving senior credit facility of up to $75 million, which expires December 31, 2000 and 10.55% senior secured notes due January 15, 2001, secured by one of the Company's satellite transponders. The loan agreements underlying the Revolving Senior Credit Facility and the Senior Secured Notes include several restrictive financial covenants, one of which limits the amount of cash available for dividend distribution to an amount not to exceed 70% of net cash flow after debt service as defined, accumulated after September 30, 1989. At July 31, 1997, $126 million was available for dividend distribution pursuant to such covenant.

MARKET PRICE OF CLASS A STOCK

                                                            HIGH      LOW
                                                            ----      ----
   CALENDAR YEAR 1996
    First Quarter.......................................... $32 1/8   $22 5/8
    Second Quarter.........................................   30        26
    Third Quarter..........................................  29 3/4    23 1/2
    Fourth Quarter.........................................   30       24 5/8
   CALENDAR YEAR 1997
    First Quarter.......................................... $31 3/8   $25 1/8
    Second Quarter.........................................  34 1/2    27 1/4
    Third Quarter..........................................  53 1/2     32
    Fourth Quarter.........................................  57 3/8     50
   CALENDAR YEAR 1998
    First Quarter.......................................... $61 13/16 $52 11/16
    Second Quarter (through June 26, 1998).................   63       60 3/4

  On September 10, 1997, the last full trading day prior to the day on which the $48 Offer was publicly announced, the closing price for the Class A Stock on the NYSE was $41.

  On March 13, 1998, the last full trading day prior to the day on which the execution of the Merger Agreement was publicly announced, the closing price for the Class A Stock on the NYSE was $54 1/2.

  On [   ], 1998, the last trading day prior to the date of this Proxy
Statement, the closing price for the Class A Stock on the NYSE was $[   ].

  The market price for Class A Stock is subject to fluctuation and stockholders are urged to obtain current market quotations. No assurance can be given as to the future price of or market for Class A Stock.

COMMON STOCK PURCHASE INFORMATION

  From March 2, 1998 through May 1, 1998, none of the Company, Mr. Johnson, Liberty, TCI, BTV Acquisition, any director, executive officer or controlling person of the Company, Liberty, TCI or BTV Acquisition, no pension, profit-sharing or similar plan of the Company, Liberty, TCI or BTV Acquisition, or any associate or majority-owned subsidiary of the Company, Mr. Johnson, Liberty, TCI or BTV Acquisition has effected any purchases or sales of Common Stock.

  Since August 1, 1995, none of Mr. Johnson or BTV Acquisition, Liberty, TCI and their respective subsidiaries has purchased any Common Stock. During that same time period, the Company has not made any purchases of Common Stock except that:

    (A) During the second quarter of fiscal year 1996, the Company purchased in a single transaction 1,518,300 shares of Class A Stock and 1,518,300 shares of Class B Stock beneficially owned by Time Warner Inc. at a price of $19.39 per share. In connection with the share purchase, the Company entered into a non-competition agreement with Time Warner Inc. generally restricting Time Warner Inc. and its affiliates for a limited time from engaging in the provision of a basic cable television program service primarily targeted to African-American audiences.

    (B) During the fourth quarter of fiscal year 1996, the Company purchased in a single transaction 200 shares of Class A Stock at a price of $25.50 per share;

    (C) During the first quarter of fiscal year 1997, the Company purchased 33,400 shares of Class A Stock at a range of prices paid per share of $24.375 to $30.00 and an average purchase price of $28.316;

    (D) During the second quarter of fiscal year 1997, the Company purchased 98,400 shares of Class A Stock at a range of prices paid per share of $24.875 to $27.875 and an average purchase price of $26.939; and

    (E) During the third quarter of fiscal year 1997, the Company purchased 18,000 shares of Class A Stock at a range of prices paid per share of $26.25 to $26.75 and an average purchase price of $27.172.

                             SECURITIES OWNERSHIP

BENEFICIAL OWNERSHIP OF MORE THAN 5% OF CLASS A STOCK

  The following table sets forth certain information as of March 31, 1998, concerning the beneficial ownership of the Company's Class A Stock by each person or group known by the Company to own more than 5% of the Class A Stock (assuming, as described in note (a) to the table, the conversion by the Buying Group of the Class B Stock and the Class C Stock into Class A Stock). The persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table. Shares issuable upon exercise of Options that are exercisable currently or within the next 60 days are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning such Options, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person.

                            NUMBER OF SHARES OF CLASS   PERCENTAGE OF CLASS A
NAME OF BENEFICIAL OWNER    A STOCK BENEFICIALLY OWNED STOCK BENEFICIALLY OWNED
------------------------    -------------------------- ------------------------
Mr. Johnson and TCI.......          10,720,703(a)                62.9%(b)
GAMCO Investors, Inc. and
 certain related enti-
 ties.....................           2,443,850(c)                24.3%
Capital Group Cos., Inc.
 and certain related enti-
 ties.....................             662,100(d)                 6.6%

--------
(a) Assumes the conversion of all shares of Class B Stock (100% of which is beneficially owned by TCI) and Class C Stock (100% of which is beneficially owned by Mr. Johnson) into shares of Class A Stock on a one-for-one basis. See "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum." Of these shares, Mr. Johnson beneficially owns 2,056,703 shares of Class A Stock, holds Options (currently exercisable or exercisable within the next 60 days) to acquire 180,800 shares of Class A Stock, and owns 4,820,000 shares of Class C Stock, and TCI (through Liberty) owns 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock. The shares of Class A Stock beneficially owned by Mr. Johnson (including shares issuable upon exercise of such options) constitute approximately 21.6% of the outstanding shares of Class A Stock (without giving effect to the conversion of Class C Stock into Class A Stock) and the shares of Class A Stock beneficially owned by TCI constitute approximately 18.2% of the outstanding shares of Class A Stock (without giving effect to the conversion of Class B Stock into Class A Stock). With respect to Mr. Johnson, the foregoing shares (i) include 127,600 shares of Class A Stock owned beneficially by Sheila Crump Johnson, Mr. Johnson's wife, as to which Mr. Johnson disclaims beneficial ownership and (ii) exclude Options to acquire 81,200 shares of Class A Stock that are not exercisable currently or within the next 60 days and 70,588 shares of Class A Stock owned by the Johnson Children's Insurance Trust, an irrevocable trust established for the benefit of the children of Mr. and Mrs. Johnson, as to which Mr. and Mrs. Johnson disclaim beneficial ownership. See "SECURITIES OWNERSHIP--Beneficial Ownership of Class A Stock by Certain Parties Related to the Company or the Buying Group." By virtue of their status as a "group" for purposes of Rule 13d-5 of the Exchange Act, each of Mr. Johnson and TCI may be deemed to have shared voting and dispositive power over the shares owned by the other person. The business addresses for each of Mr. Johnson and TCI are set forth in "THE PARTIES."
(b) Because each share of Class B Stock and Class C Stock generally is entitled to ten votes per share while the Class A Stock is entitled to one vote per share, Mr. Johnson and TCI may be deemed to beneficially own equity securities of the Company representing approximately 92% of the voting power of the Company. See "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum."
(c) Based solely on information contained in Amendment No. 15 dated May 21, 1998 to the report on Schedule 13D filed originally on December 21, 1993 by Gabelli Funds, Inc. and certain related entities. The shares listed consist of shares held by Gabelli Funds, Inc. (635,800), GAMCO Investors, Inc. (1,611,250), Gabelli Foundation, Inc. (8,000), MJG Associates, Inc. (3,000), Gabelli Associates Limited (24,000), Gabelli Associates Fund (125,000), Gabelli International Limited (30,800), Gemini Capital Management Limited (3,000) and Gabelli International II Limited (3,000). Mr. Mario Gabelli is deemed to have beneficial ownership of all such shares other than shares beneficially owned by Marc Gabelli and Gemini Capital Management. Marc Gabelli is deemed to have beneficial ownership of the shares owned beneficially by Gemini Capital Management and Gabelli International II Limited. MJG Associates is deemed to have beneficial ownership of all the shares beneficially owned by Gabelli International Limited and Gabelli International II Limited. Gabelli Funds, Inc. is deemed to have beneficial ownership of all such shares, other than shares beneficially owned by Mario Gabelli, Marc Gabelli, Gemini Capital Management and Gabelli Foundation, Inc. The business address for such persons is One Corporate Center, Rye, New York 10580-1434. Of the 2,443,850 shares of Class A Stock reported, each entity has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that: (i) GAMCO Investors, Inc. does not have authority to vote 69,000 of the reported shares; (ii) Gabelli Funds, Inc., which presently provides discretionary advisory services to various funds which are registered investment companies (the "Funds"), has sole dispositive and voting power with respect to the 635,800 shares held by the Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Company and in that event, the Proxy Voting Committee of each of the Funds shall respectively vote that Fund's shares; (iii) at any time, the Proxy Voting Committee of each Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations; and (iv) the power of Mario Gabelli and Gabelli Funds, Inc. is indirect with respect to the shares beneficially owned directly by the other reporting entities.
(d) Based solely upon information contained in Amendment No. 3 dated February 10, 1998 to the report on Schedule 13G filed originally on February 12, 1997 by The Capital Group Companies, Inc., Capital Research and Management Company and SMALL CAP World Fund, Inc. Capital Research and Management Company, a wholly owned subsidiary of The Capital Group Companies, Inc., serves as investment adviser to SMALLCAP World Fund, Inc. The business address for such person is 333 South Hope Street, Los Angeles, California 90071. The Capital Group Companies, Inc. and Capital Research and Management Company both have dispositive power over the 662,100 shares and SMALLCAP World Fund, Inc. has sole voting power over the 662,100 shares.

BENEFICIAL OWNERSHIP OF CLASS A STOCK BY CERTAIN PARTIES RELATED TO THE COMPANY OR THE BUYING GROUP

  This section provides certain information as of April 15, 1998 with respect to the beneficial ownership of the Company's Class A Stock by the persons or entities identified below. See "SECURITIES OWNERSHIP--Beneficial Ownership of More Than 5% of Class A Stock" for information as to beneficial ownership of the Company's Class A Stock by the Buying Group.

  Under the SEC rules generally, a person is deemed to be a "beneficial owner" of a security if he has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. Thus, more than one person may be deemed a beneficial owner of the same security. Except as otherwise indicated, each person listed below has informed the Company that such person has (i) sole voting and investment power with respect to such person's shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to such person's shares of stock. Shares issuable upon exercise of Options that are exercisable currently or within the next 60 days are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning such Options, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person.

  The Company and BTV Acquisition believe that the present intention of their respective directors and executive officers who own Class A Stock is to vote all Class A Stock as to which they possess voting power for approval and adoption of the Merger Agreement. To the best knowledge of Liberty and TCI, none of their respective directors or executive officers own any Class A Stock.

  The Company. The following table set forth information concerning the beneficial ownership of the Company's Class A Stock by each director, executive officer and controlling person of the Company, any pension, profit-sharing or similar plan of the Company, or any associate or majority-owned subsidiary of the Company, and by all directors, executive officers and nominees of the Company as a group:

                                          NUMBER OF   PERCENTAGE OF OUTSTANDING
NAME OF BENEFICIAL OWNER                 SHARES OWNED    CLASS A STOCK OWNED
------------------------                 ------------ -------------------------
Robert L. Johnson (1)..................   2,237,503             21.6
Sheila Crump Johnson (2)...............     127,600              1.3
John C. Malone, Ph.D. (3)..............           0                *
Robert R. Bennett (4)..................           0                *
Denzel Washington......................           0                *
Herbert P. Wilkins, Sr. (5)............       5,113                *
Delano E. Lewis........................           0                *
Debra L. Lee (6).......................     215,550              2.1
James A. Ebron (7).....................     174,800              1.7
William T. Gordon(8)...................     201,102              2.0
Janis P. Thomas (9)....................     215,100              2.1
Jefferi K. Lee(10).....................     195,100              1.9
Curtis N. Symonds(11)..................     163,695              1.6
Louis Carr(12).........................      12,000                *
Maurita Coley(13)......................      24,170                *
Byron Marchant.........................           0                *
Scott Mills............................           0                *
All directors and executive officers of
 the Company as a group(14)............   3,444,133             29.7

--------
 *  Less than one percent.
 (1) Includes (i) 180,800 shares of Class A Stock which are subject to purchase upon exercise of Options exercisable currently or within the next 60 days and (ii) 127,600 shares of Class A Stock owned by Sheila Crump Johnson, Mr. Johnson's wife, of which 127,500 shares are subject to purchase upon exercise of Options. Mr. Johnson disclaims beneficial ownership of all shares owned by his wife. Excludes (i) Class A Stock issuable upon conversion of Class C Stock, (ii) an additional 81,200 Options owned by Mr. Johnson that are not exercisable currently or within the next 60 days and (iii) 70,588 shares of Class A Stock owned by the Johnson Children's Insurance Trust, an irrevocable trust established for the benefit of the children of Mr. and Mrs. Johnson, as to which Mr. and Mrs. Johnson disclaim beneficial ownership. For additional information on Mr. Johnson's beneficial ownership of equity securities of the Company and the voting powers associated with them, see "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum" and "SECURITIES OWNERSHIP--Beneficial Ownership of More Than 5% of Class A Stock."
 (2) Excludes (i) shares of Common Stock owned by Robert L. Johnson, Mrs. Johnson's husband, as to which Mrs. Johnson disclaims beneficial ownership and (ii) 70,588 shares of Class A Stock owned by the Johnson Children's Insurance Trust, an irrevocable trust established for the benefit of the children of Mr. and Mrs. Johnson, as to which Mr. and Mrs. Johnson disclaim beneficial ownership. Includes 127,500 shares of Class A Common Stock which are subject to purchase upon exercise of Options. The remaining 100 shares are directly owned by Mrs. Johnson. Mrs. Johnson owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
 (3) Dr. Malone is a director and Chairman of the Board of Liberty. Dr. Malone is also Chairman of the Board and Chief Executive Officer of TCI. Dr. Malone disclaims beneficial ownership of 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock owned of record by LMC BET, Inc. ("LMC BET"), a wholly owned subsidiary of Liberty, and beneficially owned by TCI, none of which have been attributed to him in the table.

 (4) Mr. Bennett is an Executive Vice President of TCI and the President and Chief Executive Officer of Liberty. Mr. Bennett disclaims beneficial ownership of 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock owned of record by LMC BET and beneficially owned by TCI, none of which have been attributed to him in the table.
 (5) Includes 4,436 shares as to which Mr. Wilkins shares voting and investment power with two limited partners of Syndicated Communications Venture Partners II, L.P.
 (6) Includes (i) 215,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Ms. Lee that are exercisable currently or within the next 60 days; (ii) 100 shares of Class A Stock held by her spouse, with respect to which Ms. Lee disclaims beneficial ownership; and
     (iii) 100 shares of Class A Stock held by an investment club in which Ms. Lee is a member, with respect to which Ms. Lee disclaims beneficial ownership. The remaining 350 shares are directly owned by Ms. Lee. Ms. Lee owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
 (7) Includes 174,800 shares of Class A Stock subject to purchase upon exercise of Options owned by Mr. Ebron that are exercisable currently or within the next 60 days. Mr. Ebron owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
 (8) Includes 200,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Mr. Gordon that are exercisable currently or within the next 60 days. The remaining 1,102 shares are directly owned by Mr. Gordon. Mr. Gordon owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS-- Interests of Certain Persons in the Merger; Certain Relationships."
 (9) Includes 215,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Ms. Thomas that are exercisable currently or within the next 60 days. Ms. Thomas shares voting and investment power in the remaining 100 shares with her spouse. Ms. Thomas owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
(10) Includes 195,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Mr. Lee that are exercisable currently or within the next 60 days. The remaining 100 shares are owned directly by Mr. Lee. Mr. Lee owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
(11) Includes 163,695 shares of Class A Stock subject to purchase upon exercise of Options owned by Mr. Symonds that are exercisable currently or within the next 60 days. Mr. Symonds owns an additional 17,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
(12) Includes 12,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Mr. Carr that are exercisable currently or within the next 60 days. Mr. Carr owns an additional 6,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS-- Interests of Certain Persons in the Merger; Certain Relationships."
(13) Includes (i) 24,000 shares of Class A Stock subject to purchase upon exercise of Options owned by Ms. Coley that are exercisable currently or within the next 60 days and (ii) 170 shares of Class A Stock held by an investment club in which Ms. Coley is a member, with respect to which Ms. Coley disclaims beneficial ownership. Ms. Coley owns an additional 6,000 Options not reflected in the table that will become exercisable and receive the Option Consideration upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships."
(14) Excludes Class A Stock issuable upon conversion of Class C Stock.

  TCI and Liberty. No director, executive officer or controlling person of TCI or Liberty, or any pension, profit-sharing or similar plan of TCI or Liberty or any associate or majority-owned subsidiary of TCI or Liberty beneficially owns any Class A Stock of the Company. Dr. John C. Malone, the Chairman of the Board and Chief Executive Officer of TCI and a director and Chairman of the Board of Liberty, disclaims beneficial ownership of

1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock owned of record by LMC BET, Inc., a wholly owned subsidiary of Liberty, and beneficially owned by TCI. Mr. Robert R. Bennett, an Executive Vice President of TCI and the President and Chief Executive Officer of Liberty, also disclaims beneficial ownership of the 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock owned of record by LMC BET, Inc. and beneficially owned by TCI.

  BTV Acquisition. None of BTV Acquisition, any pension, profit-sharing or similar plan of BTV Acquisition or any associate or majority-owned subsidiary of BTV Acquisition beneficially owns any shares of Class A Stock. No director, executive officer or controlling person of BTV Acquisition beneficially owns any shares of Class A Stock other than Mr. Johnson and TCI. The beneficial ownership information for Mr. Johnson is provided above in this section under the subheading "The Company" and the beneficial ownership information for TCI is provided above in this section under the subheading "TCI."

  Associates of Mr. Johnson. FW Strategic Partners, L.P., an investment partnership in which Mr. Johnson is a limited partner, beneficially owns 842,105 shares of the Company's Class A Stock. The Johnson Children's Insurance Trust, an irrevocable trust established for the benefit of Mr. Johnson's children and for which The Bank of New York serves as trustee, beneficially owns 70,588 shares of the Class A Stock. No other associate of Mr. Johnson beneficially owns any of the Company's Class A Stock other than his spouse, Sheila Crump Johnson. The beneficial ownership information for Sheila Crump Johnson is provided above in this section under the subheading "The Company."

OWNERSHIP OF BTV ACQUISITION COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  BTV Acquisition is currently owned approximately 65% by Mr. Johnson and 35% by Liberty. Following the effectiveness of the Merger, on a fully diluted basis, Mr. Johnson will own 65.68% of the common stock of the Company (as the surviving corporation in the Merger), and Liberty will own 34.32% (assuming that no officers of the Company continue their Options and become entitled to acquire equity interests in the Surviving Corporation). Such ownership will arise from the conversion, upon the consummation of the Merger, of all of the outstanding common stock of BTV Acquisition into all of the outstanding common stock of the Company, and the conversion of Mr. Johnson's options to acquire shares of Class A common stock of the Company into options to acquire an equivalent amount of common stock of the surviving corporation. None of the officers and directors of the Company (other than Mr. Johnson and, with respect to the shares of BTV Acquisition owned by Liberty, Messrs. Bennett and Malone) currently own any shares of common stock of BTV Acquisition; however, the Buying Group has offered certain executive officers of the Company the opportunity to continue certain of their Options in the Surviving Corporation following the Merger. The terms upon which such executive officers would receive an equity interest in the Surviving Corporation and the form of such equity interest are currently under discussion. See "SPECIAL FACTORS-- Interests of Certain Persons in the Merger; Certain Relationships."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the name and business address of each director, executive officer and controlling person of the Company, the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted, and the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Each person listed below is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211.

NAME                       BUSINESS ADDRESS AND PRINCIPAL OCCUPATIONS
----                       ------------------------------------------
Robert L. Johnson........  Mr. Johnson founded BET, the Company's primary operating subsidiary, in 1979. Mr. Johnson has served as President, Chief Executive Officer and a director of BET since its creation. Since 1991, Mr.
                           Johnson has served as the Chairman of the Company's
                           Board of Directors. Since 1991, Mr. Johnson has also served as Chief Executive Officer of the Company and has served as its President from 1991 until March 1996. Mr. Johnson is also the Chairman of DCI, a Washington, D.C. cable operating company which he founded in 1980, and served as a director of a predecessor of Liberty from December 1991 until August 1994. Since January 1994, Mr. Johnson has served as a director of Hilton Hotels
                           Corporation and has served as a director of US
                           Airways Group, Inc. since January 1998.

John C. Malone...........  Dr. Malone has served as a director of the Company since 1991, as a director of BET since 1979 and as the Chairman of BET from 1979 to 1991. Dr. Malone has served as a director of TCI since June of 1994 and as Chairman of the Board of TCI since November 1996. Dr. Malone has served as Chief Executive Officer of TCI since January 1994; President of TCI from January 1994 through March 1997; Chief Executive Officer of TCI Communications, Inc., a subsidiary of TCI and predecessor company to TCI ("TCIC"), from March 1992 to October 1994; and President of TCIC from 1973 to October 1994. Since 1973 Dr. Malone has served as a director of TCIC. Dr. Malone has served as Chairman of the Board and a director of Tele-Communications International, Inc., a majority owned subsidiary of TCI ("TCI International") since May 1995 and has served as a director of TCI Pacific Communications, Inc., a subsidiary of TCI ("TCI Pacific"), since July 1996. In addition, Dr. Malone is President and a director of many of TCI's subsidiaries. Dr. Malone is a director of The Bank of New York, At Home Corporation, TCI Satellite Entertainment, Inc. ("TCI Satellite"), Lenfest Communications, Inc. ("Lenfest") and Cablevision Systems Corporation ("CSC"). The business address of Dr. Malone and the address for TCI is 5619 DTC Parkway, Englewood, CO 80111.

Robert R. Bennett........  Mr. Bennett has served as a director of the Company since 1997. Since April 1997, Mr. Bennett has served as an Executive Vice President of TCI and as President and Chief Executive Officer of Liberty. From June 1995 through March 1997, Mr. Bennett was an Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Liberty. Mr. Bennett served as Senior Vice President of Liberty from September 1991 to June 1995. Mr. Bennett has served as a director of TCI Music, Inc. since January

                           1997 and as a director of United Video Satellite Group, Inc. since February, 1998. The business address of Mr. Bennett and the address for Liberty is 8101 E. Prentice Avenue, Suite 500, Englewood, CO 80111.

Herbert P. Wilkins,        Mr. Wilkins has served as a director of the Company
Sr.......................  since 1991 and has served as a director of BET since 1983. Since 1990, Mr. Wilkins has been the
                           President of Syncom Management Company, Inc., formally, W&J Management Company, Inc., which manages a group of minority oriented venture capital funds, including Syndicated Communications,
                           Inc., Syncom Capital Corporation, Syndicated
                           Communications Venture Partners II, L.P. and
                           Syndicated Communications Venture Partners III,
                           L.P. From 1977 to 1989, Mr. Wilkins served as
                           President of Syndicated Communications, Inc. He has also been a director of DCI since 1982. Of the funds managed by Syncom Management Company, Inc.,
                           Syndicated Communications, Inc. is a shareholder of DCI. Mr. Wilkins has served as a director of Cowles
                           Media Company since 1992. The business address of Mr. Wilkins and the address for Syncom Management
                           Company, Inc. is 8401 Colesville Road, Suite 300,
                           Silver Spring, MD 20910.

Delano E. Lewis..........  Mr. Lewis has served as a director of the Company since 1994. He has been President and Chief
                           Executive Officer of National Public Radio since January 1994. From January 1990 to January 1994, Mr. Lewis served as Chief Executive Officer of C&P Telephone Company, a subsidiary of Bell Atlantic. From July 1988 to January 1990, Mr. Lewis was President of C&P Telephone Company. Mr. Lewis also serves as a director of Colgate Palmolive, Guest Services and Halliburton Company. The business address of Mr. Lewis and the address for National Public Radio is 635 Massachusetts Avenue, N.W., Washington, D.C. 20001-3753.

Denzel Washington........  Mr. Washington has served as a director of the
                           Company since 1996. He is an Academy Award winning and critically acclaimed feature film actor. Mr. Washington also serves as director of the Sundance Institute. Mr. Washington's business address is c/o Brian Murphy, Murphy & Kress, 2401 Main Street, Santa Monica, California 90405.

Sheila Crump Johnson.....  Mrs. Johnson has served as a director of the
                           Company since 1991 and a director of BET since 1979. Mrs. Johnson also served as Executive Vice President, Corporate Affairs of the Company from September 1992 through May 1998 and has served as Vice President, Corporate Affairs of BET since 1990. From September 1991 to September 1992, she served as Vice President, Corporate Affairs of the Company. Prior to 1990, Mrs. Johnson was a lecturer and author in the area of early childhood music education.

Debra L. Lee.............  Ms. Lee has served as President and Chief Operating
                           Officer since March 1996. Prior to that time Ms. Lee served as an Executive Vice President of the Company since September 1992. From September 1991 until May 1997, she served as the General Counsel and Secretary of the Company. From September 1991 to September 1992, she served as a Vice President of the Company. Ms. Lee has also served as Vice President and General Counsel of BET since April 1986. In July 1991, she became the Secretary of BET.

William T. Gordon, III...
                           Mr. Gordon has served as Executive Vice President, Finance, and Chief Financial Officer since August 1993. From 1987 to 1993, Mr. Gordon was a partner with the accounting firm of Price Waterhouse LLP. Mr.

                           Gordon was BET's audit partner on behalf of Price Waterhouse LLP between 1989 and early 1992. Mr. Gordon joined Price Waterhouse LLP in 1975.

James A. Ebron...........  Mr. Ebron has served as Executive Vice President,
                           Publishing and Ad Sales since May 1998. Previously, Mr. Ebron served as Executive Vice President, Corporate Media Sales from September 1995 through May 1998. He previously served as Executive Vice President, Media Sales since 1992. Prior to that time, Mr. Ebron served as Vice President, Network Sales of the Company from September 1991 to September 1992 and as Vice President, Network Sales of BET from August 1983 until September 1991.

Jefferi K. Lee...........  Mr. Lee has served as Executive Vice President, BET
                           Operations and Technology since May 1998.
                           Previously, Mr. Lee served as Executive Vice
                           President, Network Operations and Programming from September 1992 through May 1998. Mr. Lee served as Vice President, Network Operations of the Company from September 1991 to September 1992 and of BET since September 1982.

Curtis N. Symonds........  Mr. Symonds has served as Executive Vice President,
                           Affiliate Sales and Service since May 1998.
                           Previously, Mr. Symonds served as Executive Vice President, Affiliate Sales and Marketing from September 1992 through May 1998. Mr. Symonds served as Vice President, Affiliate Marketing of the Company from September 1991 to September 1992 and of BET since July 1988.

Janis P. Thomas..........  Ms. Thomas has served as Executive Vice President,
                           Branding and Marketing since May 1998. Previously, Ms. Thomas served as Executive Vice President, Brand Marketing and Licensing from August 1997 through May 1998. She previously served as Executive Vice President, Marketing and Merchandising from May 1996 to August 1997. Ms. Thomas served as Executive Vice President, Direct Marketing and Advertising Services from September 1992 to April 1996. Ms. Thomas served as Vice President, Advertising Services of the Company from September 1991 to September 1992 and of BET since September 1982.

Louis Carr...............  Mr. Carr has served as Executive Vice President, Ad
                           Sales since May, 1998. Previously, Mr. Carr served as Senior Vice President, National Media Sales from January 1995 through May 1998. Prior to that time, Mr. Carr served as Vice President, Midwest Advertising from August 1992 to January 1995. From August 1989 to August 1992, he served as Director, Midwest Advertising. He joined the Company as an account executive in August 1986.

Maurita Coley............  Ms. Coley has served as Senior Vice President, BET
                           Programing since May 1998. Previously, Ms. Coley served as Senior Vice President, Network Operations and Programming, from August 1995 through May 1998. Prior to that time, Ms. Coley served as Senior Vice President, Legal Affairs of the Company from February 1993 through August 1995. Prior to February 1993, Ms. Coley was a partner with the Washington, D.C. law firm of Cole, Raywid and Braverman. Ms. Coley joined Cole, Raywid & Braverman in November 1983.

Byron F. Marchant........  Mr. Marchant has served as Senior Vice President and Chief Administrative Officer since May 1998. Previously, Mr. Marchant served as Senior Vice President and General Counsel from May 1997 through May 1998. Mr. Marchant was a partner at Patton Boggs, L.L.P. from 1996 to 1997. Prior to 1996, Mr. Marchant was Senior Vice President and General Counsel for TeleCommunications Systems, Inc. Mr. Marchant has also held previous positions as senior legal advisor to Commissioner Andrew Barrett of the Federal Communications Commission and as an attorney with the law firm of Sidley & Austin.

Scott Mills..............  Mr. Mills has served as Senior Vice President,
                           Business Development since September 1997. Prior to that time, Mr. Mills was a Vice President with the investment banking firm of Lehman Brothers since 1993.

  Robert L. Johnson and Sheila Crump Johnson are married to one another. No other family relationships exist among any executive officers or directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS OF BTV ACQUISITION

  Mr. Johnson and Mr. Bennett are the initial directors and executive officers of BTV Acquisition. Information regarding Mr. Johnson and Mr. Bennett is set forth above in this section under the subheading "Directors and Executive Officers of the Company." The Buying Group is presently considering inviting Messrs. Lewis, Malone, Washington and Wilkins and Mrs. Johnson to join the Board of Directors of the Surviving Corporation following the Merger; however, no determination has been made in such regard. The March Buying Group Letter provides, however, that Liberty will be entitled to two designees on the Board. See "SPECIAL FACTORS--Buying Group Letter Agreements."

DIRECTORS AND EXECUTIVE OFFICERS OF TCI

  Set forth below are the name and business address of each director, executive officer and controlling person of TCI (other than Dr. John C. Malone and Mr. Robert R. Bennett), the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted, and the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Information regarding Dr. Malone, the Chairman of the Board and Chief Executive Officer of TCI, and Mr. Bennett, an Executive Vice President of TCI and the President and Chief Executive Officer of Liberty, is set forth above in this section under the subheading "Directors and Executive Officers of the Company." Each person listed below is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is 5619 DTC Parkway, Englewood, CO 80111.

NAME                       BUSINESS ADDRESS AND PRINCIPAL OCCUPATIONS
John W. Gallivan.........  Mr. Gallivan has served as a director of TCI since
                           June 1994. Mr. Gallivan served as the Chairman of the Board and a director of Kearns-Tribune
                           Corporation ("Kearns") from 1953 until the acquisition of Kearns by TCI in July 1997. In
                           August 1997, Mr. Gallivan was appointed as a director of Kearns following Kearns becoming a subsidiary of TCI. Mr. Gallivan served as a director of TCIC from 1980 to August 1994, and has served as a director of TCIC since January 1996.
                           Mr. Gallivan is a director of the Silver King
                           Mining Company. Mr. Gallivan's business address and the address for Kearns is 400 Tribune Building, Salt Lake City, UT 84111.

Paul A. Gould............  Mr. Gould has served as a director of TCI since
                           December 1996. Mr. Gould has been a Managing
                           Director and an Executive Vice President of Allen & Company Incorporated, an investment banking services company, for more than the last five years. Mr. Gould has served as a director of TCI International since July 1995. Mr. Gould is a director of

                           Ascent Entertainment Group, Inc. and Sunburst Hospitality Corporation. Mr. Gould's business address and the address for Allen & Company is 711 5th Avenue, New York, NY 10022

Jerome H. Kern...........  Mr. Kern has served as a director of TCI since June
                           1994 and as Vice Chairman of TCI since June 1998. Mr. Kern is a consultant and has been Special Counsel with the law firm of Baker & Botts, L.L.P. since July 1996 and was a senior partner with Baker & Botts, L.L.P. from September 1992 to July 1996. Mr. Kern served as a director of TCIC from December 1993 to August 1994, has served as a director of TCI International since May 1995, and has served as a director of TCI Pacific, since February 1998. Mr. Kern's business address and the address for Baker & Botts, L.L.P. is 599 Lexington Avenue, New York, NY, 10022.

Leo J. Hindery, Jr.......  Mr. Hindery has served as a director of TCI since
                           May 1997. Mr. Hindery has served as the President and Chief Operating Officer of TCI since March 1997. Mr. Hindery has served as President and Chief Executive Officer of TCIC since March 1997 and has served as President and Chief Executive Officer of TCI Pacific since September 1997. Mr. Hindery has served as a director of TCIC since March 1997, has served as a director of TCI Pacific since September 1997, and has served as Chairman of the Board and a director of TCI Music, Inc., a subsidiary of TCI ("TCI Music"), since January 1997. Mr. Hindery was appointed a director of TCI International in April. In addition, Mr. Hindery is President, Chief Executive Officer and/or a director of many of TCI's subsidiaries. Mr. Hindery was previously founder, Managing General Partner and Chief Executive Officer of InterMedia Partners, a cable TV operator, and its affiliated entities from 1988 to march 1997. Mr. Hindery is a director of United Video Satellite Group, Inc. ("UVSG") and At Home Corporation. Mr. Hindery is also a director of TCI Satellite, Lenfest and CSC.

Robert A. Naify..........  Mr. Naify has served as a director of TCI since
                           June 1994. Mr. Naify is Co-Chairman and a director of The Todd-AO Corporation. Mr. Naify served as a TCIC director from June 1987 to August 1994. Mr. Naify's business address is and the address of The Todd-AO Corporation is 172 Goldengate Avenue, San Fransisco, CA 94102.

Donne F. Fisher..........  Mr. Fisher has served as a director of TCI since
                           June 1994. Mr. Fisher was an Executive Vice
                           President of TCI from January 1994 through January 1, 1996. On January 1, 1996, Mr. Fisher resigned his position as Executive Vice President of TCI and has been providing consulting services to TCI since January 1996. Mr. Fisher served as an Executive Vice President of TCIC from December 1991 to October 1994. Mr. Fisher has served as a TCIC director since 1980, has served as a director of TCI Pacific since July 1996, and has served as a director of TCI Music since January 1997. Mr. Fisher is a director of General Communications, Inc.

Kim Magness..............  Mr. Magness has served as a director of TCI since
                           June 1994. Mr. Magness manages numerous personal and business investments, and is Chairman and President of a company developing liners for irrigation canals. Mr. Magness served as a director of TCIC from 1985 to August 1994 and from January 1996 to October 1997. Mr. Magness' business address is 4000 E. Belleview Avenue, Greenwood Village, CO 81121.

J. C. Sparkman...........  Mr. Sparkman has served as a director of TCI since
                           December 1996. Mr. Sparkman served as an Executive Vice President of TCI from January 1994 to March 1995. Mr. Sparkman retired in March 1995 and has provided consulting services to TCI since March 1995. Mr. Sparkman served as an Executive Vice President of TCIC from 1987 to October 1994. Mr. Sparkman is a director of Shaw Communications, Inc. and TCI Music.

Stephen M. Brett.........  Mr. Brett has served as an Executive Vice
                           President, the General Counsel, and the Secretary of TCI since January 1994. Mr. Brett has served as an Executive Vice President of TCIC since October 1997, served as a Senior Vice President of TCIC from 1991 to October 1997, and has served as General Counsel of TCIC since 1991. Mr. Brett is a Vice President and Secretary of most of TCI's subsidiaries.

Gary K. Bracken..........  Mr. Bracken has served as the Controller of TCIC since 1969. Mr. Bracken has served as an Executive Vice President of TCIC since December 1997 and has served as Senior Vice President of TCIC from December 1991 to December 1997. Mr. Bracken has been a Senior Vice President of TCI Pacific since July 1996.

Gary S. Howard...........  Mr. Howard has served as an Executive Vice
                           President of TCI since December 1997. Mr. Howard has served as President and Chief Executive Officer of TCI Ventures Group, LLC, a subsidiary of TCI ("Ventures LLC"), since December 1997. Mr. Howard has served as Chief Executive Officer of TCI Satellite, a distributor of satellite-based television services, since December 1996 and also served as President of TCI Satellite from February 1995 to August 1997. Since June 1997, Mr. Howard also has served as Chief Executive Officer of UVSG. Mr. Howard served as President of UVSG from June 1997 to September 1997, a Senior Vice President of TCIC from October 1994 to December 1996 and as a Vice President of TCIC from December 1991 to October 1994.

Marvin L. Jones..........  Mr. Jones has served as an Executive Vice President of TCI since April 1998. Mr. Jones has served as an Executive Vice President and the Chief Operating Officer of TCIC since March 1997. Mr. Jones was appointed a director of TCIC in October 1997. From November 1996 to March 1997, Mr. Jones served as the President of one of TCIC's three cable units. Previously, Mr. Jones was a consultant in the cable television industry from 1991 to November 1996. Mr. Jones is a Vice President of various TCI subsidiaries.

Larry E. Romrell.........  Mr. Romrell has served as an Executive Vice
                           President of TCI since January 1994. Mr. Romrell has served as the Executive Vice President and Chief Executive Officer of TCI Business Alliance and Technology Co., Inc., a subsidiary of TCI, a Senior Vice President of Ventures LLC since December 1997, and President of TCI Technology Ventures, Inc., a subsidiary of TCI, from September 1994 to October 1997. Mr. Romrell served as Senior Vice President of TCIC from 1991 to October 1994.

Bernard W. Schotters,      Mr. Schotters has served as Senior Vice President
II.......................  and Treasurer of TCI since October 1997. Mr.
                           Schotters has served as an Executive Vice President of TCIC since December 1997 and served as Senior
                           Vice President--Finance of TCIC from December 1991 to December 1997. Mr.

                           Schotters has served as Treasurer of TCIC since December 1991. Mr. Schotters is a Vice President and Treasurer of most of TCI's subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY

  Set forth below are the name and business address of each director, executive officer and controlling person of Liberty (other than Dr. John C. Malone and Mr. Robert R. Bennett), the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted, and the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Information regarding Dr. Malone, a director of Liberty, and Mr. Bennett, a director and executive officer of Liberty, is set forth above in this section under the subheading "Directors and Executive Officers of the Company." Unless otherwise indicated below, each person listed below is a citizen of the United States and the business address of each director and executive officer is 8101 East Prentice Avenue, Englewood, CO 80111.

NAME                       BUSINESS ADDRESS AND PRINCIPAL OCCUPATIONS
Vivian J. Carr...........  Ms. Carr has served as Vice President--Investor
                           Relations for Liberty since June 1993. Prior to such date, Ms. Carr served as Director of Investor
                           Relations for Liberty.

David Flowers............  Mr. Flowers has served as a Vice President--
                           Treasurer of Liberty since April 1997. From June 1995 to April 1997, Mr. Flowers served as Vice President--Portfolio Manager of Liberty. From January 1993 to June 1995, Mr. Flowers was Managing Director--Communications Finance for Toronto Dominion Bank. Mr. Flowers is a Canadian citizen.

David A. Jensen..........  Mr. Jensen has served as Vice President of Liberty since May 1997. From November 1993 to May 1997, Mr. Jensen served as Director and Vice President of Programming for TCI. From February 1993 to November 1993, Mr. Jensen was a tele-communications consultant and provided services to TCI. Mr. Jensen served as Deputy Assistant Secretary for International Economic Policy (Africa, the Near East and South Asia) with the United States Department of Commerce from January 1991 to January 1993.

David B. Koff............  Mr. Koff has served as Senior Vice President of
                           Liberty since February 1998. From August 1994 to February 1998, Mr. Koff was Vice President, Corporate Development of Liberty. Mr. Koff served as Special Counsel to Liberty from March 1993 to August 1994.

                            INDEPENDENT ACCOUNTANTS

  The firm of Price Waterhouse LLP has served as the Company's independent accountants since fiscal 1989. The consolidated financial statements of the Company for the fiscal year ended July 31, 1997, incorporated herein by reference to the Company's Annual Report on Form 10-K, as amended, have been audited by Price Waterhouse LLP, independent accountants, as stated in their report appearing therein. It is expected that representatives of Price Waterhouse LLP will be present at the Special Meeting, both to respond to appropriate questions of stockholders of the Company and to make a statement if they so desire.

                             STOCKHOLDER PROPOSALS

  If the Merger is consummated, there will be no public stockholders of the Company and no public participation in any future meetings of stockholders of the Company. However, if the Merger is not consummated, the Company's public stockholders will continue to be entitled to attend and participate in the Company's stockholder meetings. Pursuant to Rule 14a-8 promulgated by the SEC, any stockholder of the Company who wishes to present a proposal at the next Annual Meeting of Stockholders of the Company (in the event the Merger is not consummated), and who wishes to have such proposal included in the Company's proxy statement for that meeting must deliver a copy of such proposal to the Company at One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211,
Attention: Corporate Secretary, within a reasonable time before the Company delivers its proxy statement to stockholders for that meeting in order for such proposal to be considered by the Board of Directors for inclusion in the proxy statement.

  In order for a stockholder to bring other business before a stockholder meeting, timely notice must be received by the Company within a reasonable time before the Company delivers its proxy statement to stockholders for that stockholder meeting. Such notice must include a description of the proposed business, the reasons therefor, and other specific matters. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal considered for inclusion in the Company's proxy statement. In each case, the notice must be given to the Secretary of the Company at the address listed above. Any stockholder desiring a copy of the Company's Bylaws will be furnished one without charge upon written request to the Secretary.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The SEC allows the Company to "incorporate by reference" information into its Proxy Statement, which means that the Company can disclose important information by referring you to another document filed separately with the SEC. The following documents are incorporated by reference in this Proxy Statement and are deemed to be a part hereof:

  (1) The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, as amended by Amendment No. 1, filed on November 28, 1997, to the Company's Annual Report on Form 10-K/A for such fiscal year, and by Amendment No. 2, filed on January 14, 1998, to the Company's Annual Report on Form 10-K/A for such fiscal year;

  (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 1997, January 31, 1998 and April 30, 1998;

  (3) The Company's Current Reports on Form 8-K filed on March 20, 1998 and June 23, 1998; and

  (4) All documents filed by the Company pursuant to Section 13(a) and 15(d) of the Exchange Act since July 31, 1997.

  Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Proxy Statement modifies or replaces such statement.

  The Company also incorporates by reference the information contained in all other documents the Company files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the Special Meeting. The information contained in any such document will be considered part of this Proxy Statement from the date the document is filed and will supplement or amend the information contained in this Proxy Statement.

  The Company undertakes to provide by first class mail, without charge and within one business day of receipt of any request, to any person to whom a copy of this Proxy Statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this Proxy Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, as amended, is accompanied by a list briefly describing all the exhibits not contained therein. The Company will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to the Company's reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to Corporate Secretary, BET Holding, Inc., One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211; telephone number (202) 608-2000.

                                OTHER BUSINESS

  The Board of Directors does not know of any other matters to be presented for action at the Special Meeting other than as set forth in this Proxy Statement. If any other business should properly come before the meeting, the persons named in the accompanying form of proxy intend to vote thereon in accordance with their best judgment unless they are directed by a proxy to do otherwise.

                             AVAILABLE INFORMATION

  Because the merger is a "going private" transaction, BTV Acquisition, Mr. Johnson, TCI, and the Company have filed a Rule 13e-3 Transaction Statement on
Schedule 13E-3 under the Exchange Act with respect to the Merger. The Schedule 13E-3 and the reports, proxy statements and other information contain additional information about the Company. A copy of the written report presented by Goldman Sachs to the Special Independent Committee, including Goldman Sachs' opinion as to the fairness of the consideration to be received in the Merger, was filed as an exhibit to such Schedule 13E-3. Copies of the
Schedule 13E-3 are available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail by written request directed to Corporate Secretary, BET Holdings, Inc., One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211; telephone number (202) 608-2000.

  The Company is currently subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. Copies of such reports, proxy statements and other information, as well as the Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." The Company's Class A Stock is listed on the NYSE, and materials may also be inspected at its offices, 20 Broad Street, New York, New York 10005.

                                          By Order of the Board of Directors

                                          Byron F. Marchant
                                          Secretary

Washington, D.C.
[   , 1998]

                        EXHIBITS TO THE PROXY STATEMENT

 Exhibit A Agreement and Plan of Merger....................................  A-1
 Exhibit B Opinion of Goldman, Sachs & Co. ................................  B-1
 Exhibit C Section 262 of the Delaware General Corporation Law.............  C-1

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               ROBERT L. JOHNSON,

                           LIBERTY MEDIA CORPORATION,

                          BTV ACQUISITION CORPORATION

                                      AND

                               BET HOLDINGS, INC.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                   ARTICLE I

                                   The Merger

 Section 1.01. The Merger.................................................   A-7
 Section 1.02. Effective Time.............................................   A-7
 Section 1.03. Closing....................................................   A-7
 Section 1.04. Effects of the Merger......................................   A-7
 Section 1.05. Certificate of Incorporation...............................   A-7
 Section 1.06. Bylaws.....................................................   A-8
 Section 1.07. Directors and Officers.....................................   A-8

                                   ARTICLE II

               Conversion of Securities; Exchange of Certificates

 Section 2.01. Conversion of Securities...................................   A-8
 Section 2.02. Exchange of Certificates and Cash..........................   A-8
 Section 2.03. Stock Transfer Books.......................................  A-10
 Section 2.04. Stock Options; Payment Rights..............................  A-10
 Section 2.05. Dissenting Shares..........................................  A-10

                                  ARTICLE III

                 Representations and Warranties of the Company

 Section 3.01. Organization and Qualifications; Subsidiaries..............  A-11
 Section 3.02. Certificate of Incorporation and Bylaws....................  A-11
 Section 3.03. Capitalization.............................................  A-11
 Section 3.04. Authority Relative to This Agreement.......................  A-12
 Section 3.05. No Conflict; Required Filings and Consents.................  A-12
 Section 3.06. Compliance; Permits........................................  A-13
 Section 3.07. SEC Filings; Financial Statements..........................  A-13
 Section 3.08. Absence of Certain Changes and Events......................  A-14
 Section 3.09. Employee Benefit Plans.....................................  A-14
 Section 3.10. Taxes......................................................  A-15
 Section 3.11. Absence of Litigation......................................  A-15
 Section 3.12. Franchises, Intellectual Property, Etc.....................  A-15
 Section 3.13. FCC and Copyright Matters..................................  A-15
 Section 3.14. Opinion of Financial Advisor...............................  A-15
 Section 3.15. Board Approval.............................................  A-16
 Section 3.16. Brokers....................................................  A-16
 Section 3.17. No Actual Knowledge........................................  A-16

                                   ARTICLE IV

          Representations and Warranties of Johnson, Liberty and Buyer

 Section 4.01. Authority Relative to This Agreement.......................  A-16
 Section 4.02. No Conflict; Required Filings and Consents.................  A-16
 Section 4.03. Organization and Qualification.............................  A-17
 Section 4.04. Certificate of Incorporation and Bylaws....................  A-17
 Section 4.05. Authority Relative to This Agreement.......................  A-17

                                                                          PAGE
                                                                          ----
 Section 4.06. No Conflict; Required Filings and Consents...............  A-17
 Section 4.07. Organization and Qualification...........................  A-18
 Section 4.08. Certificate of Incorporation and Bylaws..................  A-18
 Section 4.09. Authority Relative to This Agreement.....................  A-18
 Section 4.10. No Conflict; Required Filings and Consents...............  A-18
 Section 4.11. Brokers..................................................  A-19
 Section 4.12. Financing................................................  A-19

                                   ARTICLE V

                     Conduct of Business Pending the Merger

 Section 5.01. Conduct of Business by the Company Pending the Merger....  A-19

                                   ARTICLE VI

                              Additional Covenants

 Section 6.01. Access to Information; Confidentiality...................  A-21
 Section 6.02. Proxy Statement; Schedule 13E-3..........................  A-21
 Section 6.03. Action by Stockholders...................................  A-21
 Section 6.04. No Solicitation..........................................  A-22
 Section 6.05. Directors' and Officers' Indemnification.................  A-23
 Section 6.06. Notification of Certain Matters..........................  A-23
 Section 6.07. Further Action; Best Efforts.............................  A-23
 Section 6.08. Public Announcements.....................................  A-24
 Section 6.09. Conveyance Taxes.........................................  A-24

                                  ARTICLE VII

                               Closing Conditions

               Conditions to Obligations of Each Party to Effect the
 Section 7.01. Merger...................................................  A-24
 Section 7.02. Additional Conditions to Obligations of Buyer............  A-25
 Section 7.03. Additional Conditions to Obligations of the Company......  A-26

                                  ARTICLE VIII

                       Termination, Amendment and Waiver

 Section 8.01. Termination..............................................  A-26
 Section 8.02. Effect of Termination....................................  A-27
 Section 8.03. Amendment................................................  A-27
 Section 8.04. Waiver...................................................  A-27
 Section 8.05. Fees, Expenses and Other Payments........................  A-27

                                   ARTICLE IX

                               General Provisions


 Section 9.01. Effectiveness of Representations, Warranties and
               Agreements...............................................  A-27
 Section 9.02. Notices..................................................  A-28
 Section 9.03. Certain Definitions......................................  A-29
 Section 9.04. Headings.................................................  A-29
 Section 9.05. Severability.............................................  A-29
 Section 9.06. Entire Agreement.........................................  A-29
 Section 9.07. Assignment...............................................  A-29

                                                                          PAGE
                                                                          ----
 Section 9.08. Parties in Interest......................................  A-29
 Section 9.09. Governing Law............................................  A-30
 Section 9.10. Submission to Jurisdiction; Waivers......................  A-30
 Section 9.11. Enforcement of this Agreement............................  A-30
 Section 9.12. Counterparts.............................................  A-30
 EXHIBIT A     Certificate of Incorporation of BTV Acquisition
               Corporation..............................................
 EXHIBIT B     Bylaws of BTV Acquisition Corporation....................

                             INDEX OF DEFINED TERMS

DEFINED TERM                                                               PAGE
------------                                                               ----
Agreement................................................................. A-7
Alternative Transaction................................................... A-22
Benefit Plans............................................................. A-14
Buyer..................................................................... A-7
Buyer Material Adverse Effect............................................. A-18
Buyer Representatives..................................................... A-21
Certificates.............................................................. A-9
Class A Stock............................................................. A-8
Class B Stock............................................................. A-8
Class C Stock............................................................. A-8
Closing................................................................... A-7
Closing Date.............................................................. A-7
Code...................................................................... A-9
Common Stock.............................................................. A-10
Communications Act........................................................ A-15
Company................................................................... A-7
Company Charter........................................................... A-12
Company Disclosure Schedule............................................... A-11
Company Material Adverse Effect........................................... A-11
Company Option Plan....................................................... A-11
Company Permits........................................................... A-13
Company SEC Reports....................................................... A-13
Company Stockholder Approval.............................................. A-12
Company Stockholders' Meeting............................................. A-22
Company Subsidiary........................................................ A-11
Confidentiality Agreement................................................. A-21
Copyright Act............................................................. A-15
DGCL...................................................................... A-7
Dissenting Shares......................................................... A-10
Effective Time............................................................ A-7
ERISA..................................................................... A-14
ESPP...................................................................... A-11
Exchange Act.............................................................. A-13
Exchange Agent............................................................ A-8
Exchange Agent Agreement.................................................. A-8
Exchange Fund............................................................. A-8
Expenses.................................................................. A-27
Fair Market Value......................................................... A-22
FCC....................................................................... A-13
Financing................................................................. A-25
Governmental Entity....................................................... A-12
HSR Act................................................................... A-13
Indemnified Parties....................................................... A-23
IRS....................................................................... A-14
Johnson................................................................... A-7
Liberty................................................................... A-7
Liberty Group............................................................. A-24
Liberty Material Adverse Effect........................................... A-17
Merger.................................................................... A-7

DEFINED TERM                                                               PAGE
------------                                                               ----
Merger Consideration...................................................... A-8
Options................................................................... A-11
Preferred Stock........................................................... A-11
Premium Amount............................................................ A-23
Proxy Statement........................................................... A-21
Rights.................................................................... A-11
Schedule 13E-3............................................................ A-21
Section 203............................................................... A-12
Securities Act............................................................ A-13
Special Committee......................................................... A-16
Surviving Certificate..................................................... A-8
Surviving Corporation..................................................... A-7
taxes..................................................................... A-15
TCI....................................................................... A-24
Transmittal Documents..................................................... A-9

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of March 15, 1998 (the "Agreement"), among ROBERT L. JOHNSON ("Johnson"), LIBERTY MEDIA CORPORATION, a Delaware corporation ("Liberty"), BTV ACQUISITION CORPORATION, a Delaware corporation ("Buyer"), and BET HOLDINGS, INC., a Delaware corporation (the "Company").

                             W I T N E S S E T H:

  WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Buyer will merge with and into the Company (the "Merger");

  WHEREAS, the Board of Directors of the Company, based on the recommendation of the Special Committee (as defined below), has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders (other than Johnson, Liberty and their respective affiliates) and has approved this Agreement and has approved the Merger and the other transactions contemplated hereby and has recommended adoption of this Agreement by the stockholders of the Company.

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Buyer shall be merged with and into the Company. Following the Merger, the separate existence of Buyer shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

  Section 1.02. Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware and by making any related filings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and as is specified in the certificate of merger (the "Effective Time").

  Section 1.03. Closing. Unless this Agreement shall have been terminated pursuant to Section 8.01 and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place as promptly as practicable (and in any event, within ten business days) after satisfaction or waiver of the conditions set forth in Article VII, at the offices of the Company, unless another date, time or place is agreed to in writing by the parties hereto (such date, the "Closing Date").

  Section 1.04. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL (including, without limitation, Sections 259, 260 and 261 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Buyer shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Buyer shall become the debts, liabilities and duties of the Surviving Corporation.

  Section 1.05. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended in the Merger to read in its entirety as set forth in Exhibit A hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the "Surviving Certificate") until thereafter amended in accordance with the DGCL.

  Section 1.06. Bylaws. The bylaws of the Company shall be amended in the Merger to read in its entirety as set forth in Exhibit B hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the Surviving Certificate and the DGCL.

  Section 1.07. Directors and Officers. From and after the Effective Time, (a) until their respective successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Buyer at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                  ARTICLE II

              Conversion of Securities; Exchange of Certificates

  Section 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, the Company or the holders of any of the following securities:

    (a) Each share of the Class A Common Stock, par value $.02 per share (the "Class A Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Class A Stock to be canceled pursuant to Section 2.01(b) and any Dissenting Shares (as defined below)) shall be converted into the right to receive $63.00 in cash, without interest (the "Merger Consideration"). At the Effective Time, each share of Class A Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such share (other than shares to be canceled pursuant to Section 2.01(b) and any Dissenting Shares) shall thereafter represent only the right to receive, upon the surrender of such certificate in accordance with the provisions of Section 2.02, an amount in cash per share equal to the Merger Consideration. The holders of such certificates previously evidencing such shares of Class A Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Class A Stock except as otherwise provided herein or by law.

    (b) Each share of capital stock of the Company (i) held in the treasury of the Company or by any wholly owned subsidiary of the Company or (ii) owned by Buyer, Johnson, Liberty or any of their respective subsidiaries (including any shares of Class A Stock, Class B Common Stock, par value $.02 per share (the "Class B Stock"), or Class C Common Stock, par value $.02 per share (the "Class C Stock"), owned by any such persons) shall automatically be canceled, retired and cease to exist without any conversion thereof and no payment shall be made with respect thereto.

    (c) Each share of common stock of Buyer outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

  Section 2.02. Exchange of Certificates and Cash. (a) Exchange Agent. On or before the Closing Date, Buyer shall enter into an agreement (the "Exchange Agent Agreement") with a bank or trust company selected by Buyer and reasonably acceptable to the Company (the "Exchange Agent"), authorizing such Exchange Agent to act as Exchange Agent in connection with the Merger. Prior to the Effective Time, Buyer shall deposit or shall cause to be deposited with or for the account of the Exchange Agent, for the benefit of the holders of shares of Class A Stock (other than Dissenting Shares and shares to be canceled pursuant to Section 2.01(b)), an amount in cash equal to the Merger Consideration payable pursuant to Section 2.01(a) (such cash funds are hereafter referred to as the "Exchange Fund").

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Buyer will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Class A Stock (other than Dissenting Shares and shares to be canceled pursuant to Section 2.01(b)) (the "Certificates"), (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Buyer may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Buyer, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the "Transmittal Documents"), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Class A Stock formerly represented by such Certificate, without any interest thereon, less any required withholding of taxes, and the Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of shares of Class A Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article II to the transferee of such shares if the Certificate evidencing such shares of Class A Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, evidence that any applicable stock transfer taxes have been paid and the related Transmittal Documents. The Merger Consideration will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and the related Transmittal Documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with the book-entry delivery of securities. No interest will be payable on such Merger Consideration regardless of any delay in making payments. Until surrendered in accordance with this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each share of Class A Stock formerly represented by such Certificate. The Exchange Fund shall not be used for any purpose other than as set forth in this Article II. Any interest, dividends or other income earned on the investment of cash held in the Exchange Fund shall be for the account of the Surviving Corporation.

  (c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) which remains undistributed to the holders of Class A Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand. Any holders of Class A Stock who have not theretofore complied with this
Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration.

  (d) No Liability. None of Buyer, Johnson, Liberty, the Surviving Corporation or the Company shall be liable to any holder of shares of Class A Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If Certificates are not surrendered prior to the date that is two years after the Effective Time, unclaimed funds payable with respect to such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (e) Withholding Rights. Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Class A Stock such amounts as Buyer or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Buyer or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Class A Stock in respect of which such deduction and withholding was made by Buyer or the Exchange Agent.

  (f) Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing shares of Class A Stock shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate(s) shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate(s) shall also deliver a reasonable indemnity against any claim that may be made against Buyer or the Exchange Agent with respect to the Certificate(s) alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificates(s) pursuant to the terms hereof.

  Section 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of shares of Class A Stock, Class B Stock or Class C Stock (collectively, the "Common Stock") thereafter on the records of the Company. Any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason at or after the Effective Time shall be exchanged for the Merger Consideration pursuant to the terms hereof.

  Section 2.04. Stock Options; Payment Rights. (a) Each Option (as defined below) (other than any Options held by Johnson or by Liberty or any of its subsidiaries) which is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be canceled and the Company Option Plan (as defined below) shall be assumed by the Surviving Corporation, in each case at and as of the Effective Time, and each holder of such canceled Options shall be paid by the Surviving Corporation as soon as practicable, but in any event within five days after the Effective Time, for each such Option, an amount determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option by
(ii) the number of shares issuable upon exercise of such Option, subject to any required withholding of taxes.

  (b) At the Effective Time, all Options held by Johnson shall automatically become options to acquire an equal number of shares of common stock of the Surviving Corporation at an aggregate exercise price equal to the aggregate exercise price of the Options, and no payment shall be made at the Effective Time with respect thereto.

  (c) Prior to the Effective Time, the Company shall use its best efforts to
(i) obtain any consents from holders of the Options and (ii) make any amendments to the terms of the Company Option Plan and any Options granted thereunder that, in the case of either (i) or (ii) are necessary or appropriate to give effect to the transactions contemplated by this Section
2.04. Notwithstanding any other provisions of this Section 2.04, payment in respect of any Options may be withheld until all necessary consents are obtained.

  (d) In lieu of the cancellation of Options referred to in Section 2.04(a) hereof, prior to the Effective Time the Buyer may enter into mutually acceptable arrangements with any holder of Options providing that such holder's Options will be treated in a manner other than as provided in Section 2.04(a); provided, however, that in no event will such holder be paid at the Effective Time an amount in cash in excess of the amount such holder would have received had such holder's Options been cancelled in accordance with
Section 2.04(a).

  Section 2.05. Dissenting Shares. (a) Notwithstanding any other provision of this Agreement to the contrary, shares of Class A Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders (i) who shall not have voted in favor of adoption of this Agreement or consented thereto in writing and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration unless such stockholders fail to perfect, withdraw or otherwise lose their right to appraisal. Such stockholders shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of the DGCL. If, after the Effective Time, any such stockholder fails to perfect, withdraws or loses its right to appraisal, such shares of Class A Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Class A Stock in the manner set forth in Section 2.02.

  (b) The Company shall give Buyer prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. Buyer shall direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

                                  ARTICLE III

                 Representations And Warranties Of The Company

  The Company hereby represents and warrants to Buyer, Johnson and Liberty, subject to Section 3.17, that:

  Section 3.01. Organization and Qualifications; Subsidiaries. The Company and each subsidiary of the Company (a "Company Subsidiary") is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals, to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole (a "Company Material Adverse Effect").

  Section 3.02. Certificate of Incorporation and Bylaws. The Company has heretofore furnished or made available to Buyer a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to the date hereof, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws and equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any provision of its certificate of incorporation, bylaws or equivalent organizational documents.

  Section 3.03. Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Class A Stock, 15,000,000 shares of Class B Stock, 15,000,000 shares of Class C Stock, and 15,000,000 shares of preferred stock, par value of $.01 per share ("Preferred Stock"). As of February 28, 1998, (a) 10,066,720 shares of Class A Stock, 1,831,600 shares of Class B Stock and 4,820,000 shares of Class C Stock were outstanding, all of which were validly issued, fully paid and nonassessable; (b) no shares of Preferred Stock were issued and outstanding and no action had been taken by the Board of Directors of the Company with respect to the designation of the rights and preferences of any series of Preferred Stock; (c) 2,781,595 shares of Class A Stock were reserved for issuance upon the exercise of outstanding stock options (the "Options") granted pursuant to the Company's 1991 Executive Stock Option Plan, as amended and restated as of August 1, 1994 and further amended as of December 1, 1995 (the "Company Option Plan"); (d) 2,839,600 shares of Class A Stock, 1,518,300 shares of Class B Stock, no shares of Class C Stock and no shares of Preferred Stock were held in the treasury of the Company; (e) no Company Subsidiary owns any shares of the Company's capital stock; (f) there are no securities of any Company Subsidiary outstanding which are convertible into or exercisable or exchangeable for capital stock of the Company; (g) 6,651,600 shares of Class A Stock were reserved for future issuance upon conversion of shares of Class B Stock and Class C Stock; and (h) 144,485 shares of Class A Stock have been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "ESPP"). Except as set forth above, no shares of capital stock or other voting securities of the Company have been issued, are reserved for issuance or are outstanding. Except as set forth in this Section 3.03 or in Section 3.03 of the Company's Disclosure Schedule dated as of the date hereof and attached hereto and incorporated hereby by reference (the "Company Disclosure Schedule"), there are no options, stock appreciation rights, warrants or other rights, agreements, arrangements, understandings or commitments of any character (collectively, "Rights") relating to the issued or unissued capital stock of the Company or any Company Subsidiary, or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of capital stock or other equity interests in (or securities which are convertible into or exercisable or exchangeable for any such shares or equity interests in) the Company or any Company Subsidiary. Since February 28, 1998, the Company has not issued any shares of its capital stock or Rights in respect thereof, other than the issuance of shares of Class A Stock upon the exercise of the Options referred to above or in satisfaction of the Company's obligations under the ESPP. All shares of Class A Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section
3.03 of Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Class A Stock or any capital stock of any Company Subsidiary, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. No stock appreciation rights have been issued or granted under the Company Option Plan. Each outstanding share of capital stock of each Company Subsidiary has been duly authorized and validly issued, and is fully paid and nonassessable and is owned by the Company or another Company Subsidiary, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

  Section 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the aggregate voting power of the issued and outstanding shares of the Class A Stock, the Class B Stock and the Class C Stock, voting together as a single class (the "Company Stockholder Approval"), and the filing and recordation of appropriate merger documents as required by, and in accordance with, the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity. The Company represents and warrants that the limitations upon business combinations set forth in Section 203 of the DGCL ("Section 203") are not applicable to this Agreement, the Merger and the transactions contemplated by this Agreement.

  Section 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Company will not, (i) conflict with or violate the Company's Restated Certificate of Incorporation (the "Company Charter") or its by-laws, or the certificate of incorporation, by-laws or other equivalent organizational documents of any Company Subsidiary or (ii) except as set forth in Section
3.05 of Company Disclosure Schedule, (x) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (y) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under, or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected, except, in the case of clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and (B) would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity"), except (i) for (A) any applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (B) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (C) the filing and recordation of appropriate merger and similar documents as required by the DGCL, and (D) filings under the rules and regulations of the New York Stock Exchange, Inc. and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (c) The representation in this Section 3.05 is being made, with respect to any consents, approvals, authorizations or permits of, or filings or notifications to, the Federal Communications Commission (the "FCC"), based upon the assumption that Johnson will, at the Effective Time, own in excess of 50% of the outstanding capital stock of the Buyer.

  Section 3.06. Compliance; Permits. (a) Except as set forth in Section 3.06 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of (with or without notice, lapse of time or both) (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (b) The Company and the Company Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to operation of the business of the Company and the Company Subsidiaries taken as a whole (collectively, the "Company Permits"). The Company and the Company Subsidiaries are in compliance, and will be in compliance on the Closing Date, with the terms of the Company Permits, except where the failure to so comply would not, individually or in the aggregate, have a Company Material Adverse Effect.

  Section 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since July 31, 1995, and has heretofore made available to Buyer, in the form filed with the SEC (excluding any exhibits thereto), (i) its Annual Reports on Form 10-K, for the fiscal years ended July 31, 1995, 1996 and 1997, (ii) its Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held on or after July 31, 1995, and (iv) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above and preliminary materials), including any and all amendments or supplements to any of the items referred to herein, filed by the Company with the SEC since July 31, 1995 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being referred to herein, collectively, as the "Company SEC Reports"). The Company SEC Reports and any forms, reports and other documents filed by the Company with the SEC after the date of this Agreement (x) were or will be prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations thereunder, and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each fairly presented the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to be material in amount). Since July 31, 1997, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of the Company or any Company Subsidiary.

  (c) Except (i) as set forth in Section 3.07 of the Company Disclosure Schedule, (ii) as and to the extent set forth in the Company SEC Reports filed with the SEC prior to the date of this Agreement, or (iii) since July 31, 1997, as incurred in the ordinary course of business and not in violation of this Agreement (assuming this Agreement was in effect as of July 31, 1997), the Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

  Section 3.08. Absence of Certain Changes and Events. Except as set forth in
Section 3.08 of the Company Disclosure Schedule or disclosed in any Company SEC Report filed since October 31, 1997 and prior to the date of this Agreement, since October 31, 1997, (a) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course and have not taken any of the actions set forth in paragraphs (a) through (n) of Section 5.01 and (b) there has not been any material adverse change in the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole.

  Section 3.09. Employee Benefit Plans. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiary (the "Benefit Plans"), except as set forth in Section 3.09 of the Company Disclosure Schedule or in the Company SEC Reports filed prior to the date of this Agreement: (a) none of the Benefit Plans is a multi-employer plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) none of the Benefit Plans promises or provides retiree medical or life insurance benefits to any person; (c) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS") that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such Benefit Plan other than occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect; (d) each Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law; (v) neither the Company nor any Company Subsidiary has incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA in connection with the termination of, or withdrawal from, any Benefit Plan or other retirement plan or arrangement, and no fact or event exists that could reasonably be expected to give rise to any such liability, other than any liability that would not, individually or in the aggregate, have a Company Material Adverse Effect; and (e) the Company and the Company Subsidiaries have not incurred any liability under, and have complied in all material respects with, the Worker Adjustment Retraining Notification Act, and no fact or event exists that could give rise to liability under such act, other than any liability that would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.09 of the Company Disclosure Schedule or the Company SEC Reports, the aggregate accumulated benefit obligations of each Benefit Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Benefit Plan) do not exceed the fair market value of the assets of such Benefit Plan (as of the date of such valuation). Other than as specifically provided in Section 5.01(f), the execution and delivery of this Agreement and the consummation of the Merger will not (i) result in an acceleration of any participant's rights under the ESPP, (ii) entitle any participant to purchase a number of shares which exceeds the number of shares he would otherwise be entitled to purchase if this Agreement had not been entered into or the Merger were not to be consummated, (iii) result in additional persons becoming entitled to elect to become participants in the ESPP, or (iv) entitle any participant to increase the amount of his periodic payroll deduction amounts paid to the ESPP.

  Section 3.10. Taxes. (a) Except as set forth in Section 3.10 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted, individually or in the aggregate, would not have a Company Material Adverse Effect. All returns filed by the Company and each of the Company Subsidiaries are complete and accurate in all material respects. The Company and each of the Company Subsidiaries have timely paid (or the Company has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements. Except as set forth in the Company Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a Company Material Adverse Effect, and no requests for waivers of the time to assess any such taxes have been granted or are pending.

  (b) As used in this Section 3.10, the term "taxes" shall include all Federal, state, local and foreign income, franchise, alternative or add-on minimum tax, gross receipts, transfer, withholding on amounts paid to or by the Company or any Company Subsidiary, payroll, employment, license, property, sales, use, excise and other taxes, tariffs or governmental charges of any nature whatsoever, together with any interest, penalty or addition to tax attributable to such taxes.

  Section 3.11. Absence of Litigation. Except as set forth in Section 3.11 of the Company Disclosure Schedule or disclosed by the Company in the Company SEC Reports, as of the date of this Agreement there are no claims, actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any Company Subsidiary, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, (x) that, individually or in the aggregate, would, or reasonably could be expected to, have a Company Material Adverse Effect, or
(y) which seek to restrain, enjoin or delay consummation of the Merger or any of the other transactions contemplated hereby.

  Section 3.12. Franchises, Intellectual Property, Etc. The Company and the Company Subsidiaries collectively possess or have the right to use all franchises, intellectual property rights, licenses and other rights as are material and necessary for the conduct of the Company's business, with no known conflict with the valid rights of others which could reasonably be expected to have a Company Material Adverse Effect. No event has occurred which permits or, to the best knowledge of the Company, could reasonably be expected to permit, the revocation or termination of any such franchise, intellectual property right, license or other right, which revocation or termination could reasonably be expected to have a Company Material Adverse Effect.

  Section 3.13. FCC and Copyright Matters. The Company and each of the Company Subsidiaries (a) have duly and timely filed all filings which are required to be filed by it under the Communications Act of 1934, as amended (the "Communications Act"), and (b) are in all material respects in compliance with the Communications Act, including, without limitation, the rules and regulations of the FCC. The Company and each of the Company Subsidiaries has recorded or deposited with and paid to the United States Copyright Office, the Register of Copyrights and the Copyright Royalty Tribunal all notices, statements of account, royalty fees and other documents and instruments required under Title 17 of the United States Code, as amended (the "Copyright Act"), other than where the failure to have done any of the foregoing would not, individually or in the aggregate, result in a Company Material Adverse Effect, and, to the best knowledge of the Company, neither the Company nor any of the Company Subsidiaries is liable to any person for copyright infringement under the Copyright Act as a result of its business operations.

  Section 3.14. Opinion of Financial Advisor. Goldman, Sachs & Co. has delivered its opinion to the effect that, as of the date hereof, the consideration to be received by the stockholders of the Company (other than Johnson, Liberty and their respective affiliates) pursuant to the Merger is fair to such stockholders from a financial point of view.

  Section 3.15. Board Approval. The Board of Directors of the Company, based on the recommendation of the Special Independent Committee of the Board of Directors of the Company (the "Special Committee"), at a meeting duly called and held, unanimously (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders (other than Johnson, Liberty and their respective affiliates), (b) approved this Agreement, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend adoption of this Agreement by the Company's stockholders.

  Section 3.16. Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Buyer a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co. as of the date hereof pursuant to which such firm would be entitled to any payment relating to the Merger and the other transactions contemplated hereby.

  Section 3.17. No Actual Knowledge. The representations and warranties in this Article III are subject to the following: As of the date of execution of this Agreement, based upon his actual knowledge as an officer of the Company, Johnson is not aware (a) of any representation or warranty of the Company set forth in this Article III which is not true and correct or (b) of any facts or circumstances which could reasonably be expected to result in any such representation or warranty being untrue or incorrect, in each case, where such failure of any representations or warranties to be true and correct, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

                                  ARTICLE IV

         Representations and Warranties of Johnson, Liberty and Buyer

  Johnson hereby makes to the Company the representations and warranties set forth below in Sections 4.01 through 4.02.

  Section 4.01. Authority Relative to This Agreement. Johnson has all necessary power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Johnson and the consummation by Johnson of the transactions contemplated hereby have been duly and validly authorized by all necessary action and no other proceedings on the part of Johnson are necessary to authorize this Agreement or to consummate such transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Johnson and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Johnson, enforceable against him in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

  Section 4.02. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Johnson do not, and the performance of the transactions contemplated hereby by Johnson will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Johnson or by which any property or asset of Johnson is bound or affected, or
(ii) assuming the release or waiver of certain security interests and other restrictions encumbering certain shares of Common Stock beneficially owned by Johnson to be obtained in connection with the receipt of the financing for the Merger, result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Johnson pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or any other instrument or obligation to which Johnson is a party or by which his property or assets are bound or affected, except in the case of clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Johnson from performing his obligations under this Agreement in any material respect.

  (b) The execution and delivery of this Agreement by Johnson do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Johnson will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements of the Exchange Act, (B) the pre-merger notification requirements of the HSR Act and
(C) the filing and recordation of appropriate merger and similar documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Johnson from performing his obligations under this Agreement in any material respect.

  Liberty hereby makes to the Company the representations and warranties set forth below in Sections 4.03 through 4.06:

  Section 4.03. Organization and Qualification. Liberty is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Liberty is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the business, results of operations or financial condition of Liberty and its subsidiaries, taken as a whole (a "Liberty Material Adverse Effect").

  Section 4.04. Certificate of Incorporation and Bylaws. Liberty has heretofore made available to the Company a complete and correct copy of its certificate of incorporation and bylaws, each as amended to the date hereof. Such certificate of incorporation and bylaws are in full force and effect.

  Section 4.05. Authority Relative to This Agreement. Liberty has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Liberty and the consummation by Liberty of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Liberty are necessary to authorize this Agreement or to consummate such transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Liberty and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Liberty, enforceable against Liberty in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

  Section 4.06. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Liberty do not, and the performance of the transactions contemplated hereby by Liberty will not, (i) conflict with or violate the certificate of incorporation or by-laws of Liberty, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Liberty or by which any property or asset of Liberty is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Liberty pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or any other instrument or obligation to which Liberty is a party or by which Liberty or any property or asset of Liberty is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Liberty from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Liberty Material Adverse Effect.

  (b) The execution and delivery of this Agreement by Liberty do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Liberty will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements, if any, of the Exchange Act and state takeover laws, (B) the pre-merger notification requirements of the HSR Act and (C) filing and recordation of appropriate merger and similar documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (x) prevent or delay consummation of the Merger in any material respect or otherwise prevent Liberty from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Liberty Material Adverse Effect.

  Buyer, Johnson and Liberty hereby make to the Company the representations and warranties set forth below in Sections 4.07 through 4.12:

  Section 4.07. Organization and Qualification. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Buyer is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operate by it or the nature of its business makes such qualification or licensing necessary except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a material adverse effect on the business, results of operations or financial condition of Buyer and its subsidiaries, taken as a whole (a "Buyer Material Adverse Effect"). Since the date of its incorporation, Buyer has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate Transactions. Buyer does not have any operating subsidiaries.

  Section 4.08. Certificate of Incorporation and Bylaws. Buyer has heretofore made available to the Company a complete and correct copy of its certificate of incorporation and bylaws, each as amended to the date hereof. Such certificate of incorporation and bylaws are in full force and effect.

  Section 4.09. Authority Relative to This Agreement. Buyer has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate such transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

  Section 4.10. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Buyer do not, and the performance of the transactions contemplated hereby by Buyer will not, (i) conflict with or violate the certificate of incorporation or by-laws of Buyer, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Buyer or by which any property or asset of Buyer is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Buyer pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or any other instrument or obligation to which Buyer is a party or by which Buyer or any property or asset of Buyer is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Buyer from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

  (b) The execution and delivery of this Agreement by Buyer do not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Buyer will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements, if any, of the Exchange Act, (B) the pre-merger notification requirements of the HSR Act, (C) filing and recordation of appropriate merger and similar documents as required by the DGCL, and (D) any applicable approvals of the FCC, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (x) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Buyer from performing its obligations under this Agreement in any material respect, and (y) would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

  Section 4.11. Brokers. No broker, finder or investment banker (other than Salomon Brothers Inc) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Buyer, Johnson or Liberty.

  Section 4.12. Financing. (a) Buyer has delivered to the Company a true and complete copy of a letter from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to the effect that, based upon their review of certain information provided by the Company, and subject to the qualifications and conditions set forth therein, The Bank of New York Company, Inc. and BNY Capital Markets, Inc. are highly confident, as of the date of such letter, that they, directly or through any of their affiliates, could successfully arrange and fully syndicate a secured credit facility which would provide the Buyer at the Effective Time with the Financing (as defined below).

  (b) In addition, Buyer shall use its reasonable efforts to obtain by May 15, 1998 (subject to reasonable extension, consent to which will not be unreasonably withheld) a firm commitment by an appropriate financial source to provide the Financing, subject only to customary conditions in transactions of this type. If any portion of the Financing represented by such commitment thereafter becomes unavailable, Buyer will promptly notify the Company and will also use its reasonable efforts to obtain the Financing from another source or sources, on and subject to the same terms and conditions as the portion of the Financing that has become unavailable, in order to consummate the transactions contemplated hereby. If Buyer is unable to obtain a financing commitment by the date specified herein (as such date may be extended), the Company may, at its option, terminate this Agreement, and neither Buyer nor the Company shall have any further obligations hereunder.

                                   ARTICLE V

                    Conduct of Business Pending the Merger

  Section 5.01. Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Buyer, Johnson or Liberty shall have consented, neither the Company nor any Company Subsidiary shall, except as set forth in Section
5.01 of the Company Disclosure Schedule:

    (a) conduct its business in any manner other than in the ordinary course of business consistent with past practice;

    (b) amend or propose to amend its certificate of incorporation or by-laws;

    (c) (i) authorize for issuance, issue, grant, sell, pledge, redeem or acquire for value any of its or their securities, including options, warrants, commitments, stock appreciation rights, subscriptions, rights to purchase or otherwise (other than the issuance of equity securities upon the conversion of outstanding convertible securities or in connection with any dividend reinvestment plan or any Benefit Plan with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws, or the exercise of options or warrants outstanding as of the date of this Agreement and in accordance with the terms of such options or warrants in effect on the date of this Agreement) or (ii) sell, pledge or otherwise dispose of any material assets, except for sales of assets in the ordinary course of business;

    (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any of its capital stock, except dividends declared and paid by a wholly-owned Company Subsidiary only to the Company, or subdivide, reclassify, recapitalize, split, combine or exchange any of its shares of capital stock;

    (e) incur, assume or become obligated with respect to any material amount of indebtedness for borrowed money or make any loans or advances, except borrowings under existing bank lines of credit in the ordinary course of business;

    (f) increase the compensation payable or to become payable to its executive officers or employees, except for increases in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to or enter into any employment or severance agreement with any of its director or executive officer, or establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or policy; provided, however, that the Company shall be permitted to (i) amend the ESPP to provide that the first Investment Date (as defined in the ESPP) scheduled to occur following the Effective Time will be accelerated so that such Investment Date will occur immediately prior to the Effective Time, (ii) terminate the ESPP immediately following such Investment Date and simultaneous with the Effective Time and refund any unused payroll deductions then held by the ESPP to the appropriate ESPP participants, and (iii) amend or modify the Company's incentive plans set forth in Section 5.01(f) of the Company Disclosure Schedule in such manner as is reasonably necessary to preserve the rights of the participants in such plans, including, without limitation, amending such incentive plans to provide for any pay-out of awards under such plans prior to the Effective Time; provided, that Buyer shall have consented in writing to any such amendment or modification referred to in clauses (i), (ii) to (iii) above, such consent not to be unreasonably withheld.

    (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including tax accounting policies and procedures);

    (h) acquire by merger or consolidation, or by purchase of assets, or by any other manner, any material business;

    (i) mortgage or otherwise encumber or subject to any lien any of its properties or assets, except for liens in connection with indebtedness incurred as permitted by clause (e) above;

    (j) take any action that would, or could reasonably be expected to result in, any of its representations and warranties set forth in this Agreement being untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied;

    (k) make any tax election or settle or compromise any income tax liability material to the Company and the Company Subsidiaries, taken as a whole;

    (l) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports, or incurred in the ordinary course of business consistent with past practice;

    (m) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

    (n) authorize any of, or commit or agree to take any of, the foregoing actions.

                                  ARTICLE VI

                             Additional Covenants

  Section 6.01. Access to Information; Confidentiality. (a) From the date hereof to the Effective Time, the Company shall (and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and each of the Company Subsidiaries to) afford the officers, employees and agents of Buyer (the "Buyer Representatives") reasonable access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities, books and records, and shall furnish such Buyer Representatives with all financial, operating and other data and information as may from time to time be reasonably requested. All information obtained will be subject to the Confidentiality Agreement, dated as of October 2, 1997, between the Company, Johnson and Liberty (the "Confidentiality Agreement").

  (b) No investigation pursuant to this Section 6.01 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  Section 6.02. Proxy Statement; Schedule 13E-3. (a) As soon as practicable after the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement, in form and substance reasonably satisfactory to the Buyer, relating to the meeting of the Company's stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement"). Each of Johnson, Liberty and Buyer shall furnish to the Company such information concerning himself or itself as the Company may reasonably request in connection with the preparation of the Proxy Statement. The Proxy Statement will comply in all material respects with applicable federal securities laws, except that no representation is made by the Company with respect to information supplied by Johnson, Liberty or Buyer for inclusion in the Proxy Statement. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to its stockholders. The Proxy Statement shall include the opinion of Goldman Sachs referred to in Section 3.14 hereof.

  (b) The information provided by each of the Company, Buyer, Liberty and Johnson for use in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company or (ii) the time of the Company stockholders' meeting contemplated by such Proxy Statement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to any party hereto, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the Company and Buyer thereof and take appropriate action in respect thereof.

  (c) As soon as practicable after the date of this Agreement, Johnson, Liberty, Buyer and the Company shall file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3"), with respect to the Merger. Each of the parties hereto agrees to use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the
Schedule 13E-3. Each party hereto agrees promptly to supplement, update and correct any information provided by it for use in the Schedule 13E-3 if and to the extent that it is or shall have become incomplete, false or misleading.

  Section 6.03. Action by Stockholders. Except as otherwise required by the fiduciary duties of the Board of Directors of the Company (as determined in good faith by the Board following the receipt of written advice of the Company's outside legal counsel to such effect), (a) the Company, acting through its Board of Directors, shall, in accordance with applicable law, the Company Charter and the Company's bylaws, duly call, give notice of, convene and hold a special meeting of stockholders (the "Company Stockholders' Meeting") as soon as practicable after the date of this Agreement for the purpose of adopting this Agreement and (b) the Company will, through the Board of Directors based on the recommendation of the Special Committee, (i) recommend to its stockholders the adoption of this Agreement, and (ii) use its best efforts to obtain the Company Stockholder Approval. Johnson, Liberty and Buyer shall vote all shares of Class A Stock, Class B Stock and Class C Stock owned by them in favor of the adoption of this Agreement.

  Section 6.04. No Solicitation. (a) The Company shall immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of the Company Subsidiaries, or any business combination with the Company or any of the Company Subsidiaries. The Company shall not, nor shall it permit any of the Company Subsidiaries, or its or their respective officers, directors, employees, agents or representatives (including, without limitation, any investment banking firm, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to an Alternative Transaction (as defined below), engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to the Company or any of the Company Subsidiaries for the purposes of, or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to the stockholders of the Company) which constitutes, or could reasonably be expected to lead to, a proposal or offer to seek or effect an Alternative Transaction, or agree to or endorse any Alternative Transaction; provided, however, that, at any time prior to obtaining the Company Stockholder Approval, the Company may (subject to compliance with the penultimate sentence of this Section 6.04(a)), in response to a bona fide unsolicited written inquiry, proposal or offer with respect to an Alternative Transaction (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such inquiry, proposal or offer subject to a confidentiality agreement having terms no less favorable to the Company than those contained in the Confidentiality Agreement, and (y) participate in negotiations concerning such Alternative Transaction, if, before furnishing such information or engaging in such negotiations, the Board of Directors of the Company determines in good faith (i) following the receipt of written advice of its financial advisor, that the inquiry, proposal or offer is reasonably likely to result in a proposal for an Alternative Transaction which is (A) more favorable to the Company's stockholders than the transaction contemplated hereby and (B) capable of consummation, or (ii) following the receipt of written advice of outside legal counsel, that it is required to do so in order to comply with its fiduciary duties. "Alternative Transaction" means a transaction or series of related transactions (other than the transactions contemplated by this Agreement) resulting in (i) any change of control of the Company, (ii) any merger or consolidation of the Company in which another person acquires beneficial ownership of 25% or more of the aggregate voting power of all voting securities of it or the surviving corporation, as the case may be, (iii) any tender offer or exchange offer for, or any acquisitions of, any securities of the Company which, if consummated, would result in another person beneficially owning 25% or more of the aggregate voting power of all voting securities of it, or (iv) any sale or other disposition of assets of the Company or any of the Company Subsidiaries if the Fair Market Value (as defined below) of such assets exceeds 25% of the aggregate Fair Market Value of the assets of the Company and the Company Subsidiaries, taken as a whole before giving effect to such sale or other disposition. The "Fair Market Value" of any assets or securities shall mean the fair market value of such assets or securities as determined by the Board of Directors of the Company in good faith. Prior to furnishing any information or participating in any negotiations with regard to an Alternative Transaction, the Company shall notify Buyer immediately of such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any of its subsidiaries or any of the Company's or any subsidiary's directors, officers, employees, agents or representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any such inquiry, proposal or offer. The Company agrees that it will keep Buyer informed, on a current basis, of the status and terms of any such inquiries, proposals or offers.

  (b) Nothing in this Section 6.04 shall (i) permit the Company to enter into any agreement with respect to an Alternative Transaction during the term of this Agreement (it being agreed that during the term of this Agreement the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Transaction, other than a confidentiality agreement in customary form upon terms and conditions no more favorable to such third party than the terms and conditions contained in the Confidentiality Agreement), or (ii) affect any other obligation of the Company under this Agreement.

  Section 6.05. Directors' and Officers' Indemnification. (a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the same extent and upon the terms and conditions provided in the Company Charter or the Company's Bylaws, each as in effect on the date hereof, and in each case to the full extent permitted under the DGCL, the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts paid in settlement with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld) in connection with any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring in connection with the transactions contemplated by this Agreement.

  (b) The Surviving Corporation shall maintain in effect for not less than six
(6) years from the Effective Time the policies of the directors' and officers' liability insurance most recently maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that (i) in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company (the "Premium Amount") to maintain or procure insurance coverage pursuant hereto and (ii) in the event the Surviving Corporation is unable to obtain the insurance called for by this
Section 6.05(b), the Surviving Corporation will obtain as much comparable insurance as is available for the Premium Amount per year.

  (c) This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives, and shall be binding on the Surviving Corporation and its respective successors and assigns.

  Section 6.06. Notification of Certain Matters. The Company shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Company, of (a) the occurrence or non- occurrence of any event the occurrence or non-occurrence of which would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and
(b) any failure of the Company or Buyer (or Johnson or Liberty), as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 6.07. Further Action; Best Efforts.

  (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger and the other transactions contemplated hereby, and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the Merger and the other transactions contemplated hereby, including, without limitation, using its reasonable best efforts to obtain (x) the Financing and (y) all licenses, permits, waivers, orders, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company and the Company Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated hereby.

  (b) Notwithstanding the provisions of Section 6.07(a), nothing contained in this Agreement shall obligate Tele-Communications, Inc. ("TCI"), Liberty or any of their subsidiaries (collectively, the "Liberty Group") to take any action to consummate the Merger and the other transactions contemplated hereby, the consummation of which is dependent or conditioned on the receipt of any governmental or regulatory approval or consent, in the event that the approval or consent so received specifically includes conditions or restrictions in addition to those imposed by laws and regulations of general applicability as in effect from time to time (including conditions in addition to those imposed by existing laws and regulations which require the prior approval of any governmental or regulatory agency to the taking of any action or the consummation of any transaction), the direct or indirect effect of which is or would be, to restrict, limit or otherwise subject to penalty the members of the Liberty Group in the ownership of their respective assets or the conduct of their respective businesses. For purposes of the foregoing, a condition, restriction or limitation arising out of any such approval or consent shall be deemed to be a restriction or limitation on the members of the Liberty Group (regardless of whether such member is a party to or otherwise legally obligated by such consent or approval) to the extent that the taking of an action or the consummation of a transaction by such member of the Liberty Group would result in any member of the Liberty Group, the Company or any Company Subsidiary being in breach or violation of such consent or approval or otherwise causing such consent or approval to terminate or expire.

  (c) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

  Section 6.08. Public Announcements. Buyer and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law, regulation or any listing agreement or arrangement to which the Company, Buyer or a member of the Liberty Group is a party with a national securities exchange or the Nasdaq Stock Market if it has used all reasonable efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner.

  Section 6.09. Conveyance Taxes. Buyer and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

                                  ARTICLE VII

                              Closing Conditions

  Section 7.01. Conditions to Obligations of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

    (a) Stockholder Approval. In addition to the obtaining of the Company Stockholder Approval, this Agreement shall have been approved and adopted by the affirmative vote of a majority of the voting power of the shares owned by stockholders of the Company other than Johnson, Liberty or any of their respective controlled affiliates.

    (b) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts (subject to Section 6.07) to cause any such decree, judgment, injunction or other order to be vacated or lifted.

    (c) HSR Act. Any waiting period applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated.

  Section 7.02. Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Merger is are also subject to satisfaction or waiver of the following conditions:

    (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement, without giving effect to any notification to Buyer delivered pursuant to Section 6.06, shall, if qualified by materiality, be true and correct, and if not so qualified, be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, except
  (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date.

    (b) Agreement and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

    (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the Merger under all loan or credit agreements, notes, mortgages, indentures, leases or other agreements or instruments to which it or any of the Company Subsidiaries is a party or is otherwise bound or obligated, except those for which failure to obtain such consents and approvals would not have or give rise to a Company Material Adverse Effect.

    (d) Financing. Buyer shall have obtained sufficient funds (i) to pay the Merger Consideration, refinance or finance certain indebtedness of the Company, Black Entertainment Television, Inc., a wholly owned subsidiary of the Company, Buyer, and certain principals of Buyer, and pay all expenses in connection with the transactions contemplated hereby, and (ii) for general corporate purposes (the "Financing"), on terms reasonably satisfactory to Buyer, and the proceeds of such Financing shall have been received by or made immediately available to Buyer at or immediately prior to the Closing.

    (e) No Litigation. There shall not be (x) pending or threatened any suit, action or proceeding by any Governmental Entity or (y) pending any suit, action or proceeding by any other person, in any case, before any court or governmental authority, agency or tribunal, domestic or foreign (i) seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from the Company, Buyer, Johnson or Liberty any damages, (ii) seeking to prohibit or limit the ownership or operation by Buyer, Johnson or Liberty of any material portion of the business or assets of the Company or any of the Company Subsidiaries, or to compel the Company or any the Company Subsidiaries to dispose of or hold separate any material portion of its business or assets as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Johnson or Liberty to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including, without limitation, the right to vote the Common Stock owned by him or it on all matters properly presented to the stockholders of the Company, (iv) seeking material damages, (v) seeking to prohibit Johnson or Liberty from effectively controlling in any material respect the business or operations of the Company or the Company Subsidiaries, or (vi) which otherwise is reasonably likely to have a Company Material Adverse Effect.

    (f) Dissenting Shares. On the Closing Date, Dissenting Shares shall aggregate no more than 10% of the then outstanding shares of Class A Stock not owned by Johnson, Liberty or their respective controlled affiliates.

    (g) Officer's Certificate. Buyer shall have received a certificate of an appropriate officer of the Company to the effect that the conditions set forth in Section 7.02(a), (b), (c), (e) and (f) have been satisfied at the Effective Time.

  Section 7.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver of the following conditions:

    (a) Representations and Warranties. Each of the representations and warranties of the Buyer, Johnson and Liberty contained in this Agreement, without giving effect to any notification to the Company delivered pursuant to Section 6.06, shall, if qualified by materiality, be true and correct, and if not so qualified, be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date.

    (b) Agreement and Covenants. Buyer, Johnson and Liberty shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it or him at or prior to the Effective Time.

    (c) Officer's Certificate. The Company shall have received a certificate of an appropriate officer of Buyer to the effect that the conditions set forth in Section 7.03(a) and (b) have been satisfied at the Effective Time.

                                 ARTICLE VIII

                       Termination, Amendment and Waiver

  Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company:

    (a) by mutual consent of the Company and Buyer;

    (b) by Buyer upon a material breach of any covenant or agreement on the part of the Company set forth in this Agreement which has not been cured, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured by September 30, 1998;

    (c) by the Company (i) upon a material breach of any covenant or agreement on the part of Buyer, Johnson or Liberty set forth in this Agreement which has not been cured, or if any representation or warranty of the Company, Johnson or Liberty shall have become untrue in any material respect, in either case such that such breach or untruth is incapable of being cured by September 30, 1998 or (ii) as provided in Section 4.12(b);

    (d) by either Buyer or the Company, if any permanent injunction, order, decree, ruling or other action by any Governmental Entity preventing the consummation of the Merger shall have become final and nonappealable;

    (e) by either Buyer or the Company, if the Merger shall not have been consummated before September 30, 1998 (provided that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

    (f) by Buyer if: (i) the Board of Directors of the Company (or any committee thereof) shall withdraw, modify or change its recommendation so that it is not in favor of this Agreement or the Merger or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company shall have recommended or resolved to recommend to its stockholders an Alternative Transaction; or (iii) the stockholder approval required pursuant to Section 7.01(a) shall not have been obtained by September 15, 1998.

  The right of any party hereto to terminate this Agreement pursuant to this
Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

  Section 8.02. Effect of Termination. Except as provided in Section 8.05 or
Section 9.01(b), in the event of the termination of this Agreement pursuant to
Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of any party hereto, or any of their respective officers or directors, to the other and all rights and obligations of any party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for the wilful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  Section 8.03. Amendment. Before or after adoption of this Agreement by the stockholders of the Company, this Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that (a) any such amendment shall have been approved by the Special Committee and (b) after adoption of this Agreement by the stockholders of the Company, no amendment which under applicable law may not be made without the approval of the stockholders of the Company may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  Section 8.04. Waiver. At any time prior to the Effective Time, either the Company, on the one hand, or Buyer, on the other, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and, with respect to extensions or waivers granted by the Company, if the Special Committee shall have approved such waiver or extension.

  Section 8.05. Fees, Expenses and Other Payments. (a) Subject to paragraph
(b) of this Section 8.05, all costs and expenses (including any expenses related to any claims or litigation in connection with the transactions contemplated by this Agreement, or any settlement thereof), including, without limitation, fees and disbursements of counsel, financial advisors and accountants and other out-of-pocket expenses, incurred or to be incurred by the parties hereto in connection with the transactions contemplated hereby (with respect to such party, its "Expenses"), shall be borne solely and entirely by the party which has incurred such costs and expenses; provided, however, that all costs and expenses related to printing and mailing the Proxy Statement shall be borne by the Company.

  (b) The Company agrees that if this Agreement shall be terminated by Buyer pursuant to Section 8.01(b) or (f), then the Company will, subject to its receipt of reasonable supporting documentation, pay to Buyer, Johnson and Liberty their reasonable Expenses incurred or to be incurred in connection with the transactions contemplated by this Agreement. Any payment required to be made pursuant to this paragraph (b) shall be made as promptly as practicable but not later than two business days after termination of this Agreement and, in any such case, shall be made by wire transfer of immediately available funds to an account designated by Buyer.

                                  ARTICLE IX

                              General Provisions

  Section 9.01. Effectiveness of Representations, Warranties and
Agreements. (a) Except as set forth in Section 9.01(b), the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

  (b) The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I, II and IX and Section 6.05 shall survive the Effective Time and those set forth in the last sentence of Section 6.01(a) and Sections 8.02 and 8.05 and
Article IX shall survive termination.

  Section 9.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

  (a) If to Buyer or Johnson:

    Robert L. Johnson
    2915 Audubon Terrace, N.W.
    Washington, D.C. 20018

with a copy to:

    Arent Fox Kintner Plotkin & Kahn

    1050 Connecticut Avenue, N.W.
    Washington, D.C. 20036-5339
    Attention: H. Van Sinclair
    Telecopier No.: (202) 857-6395

  (b) If to Buyer or Liberty:

    Liberty Media Corporation
    8101 East Prentice Avenue, Suite 500
    Englewood, Colorado 80111
    Attention: Robert R. Bennett
    Telecopier No.: (303) 721-5434

  with a copy to:

    Baker & Botts, L.L.P.
    599 Lexington Avenue
    New York, New York 10022
    Attention: Frederick H. McGrath
    Telecopier No.: (212) 705-5125

  (c) If to the Company:

    BET Holdings, Inc.
    One BET Plaza
    1900 W Plaza N.E.
    Washington, D.C. 20018-1211
    Attention: President
    Telecopier No.: (202) 608-2595

  with separate copies to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    1440 New York Avenue, N.W.
    Washington, D.C. 20005
    Attention: Michael P. Rogan
               Stephen W. Hamilton
    Telecopier No.: (202) 393-5760
  and

    Freedman, Levy, Kroll & Simonds
    1050 Connecticut Avenue, N.W.
    Suite 825 Washington, D.C. 20036
    Attention: Arthur H. Bill
    Telecopier No.: (202) 457-5151

  Section 9.03. Certain Definitions. For purposes of this Agreement, the term:

    (a) "affiliate" means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

    (b) "business day" means any day other than a day on which (i) banks in the State of New York are authorized or obligated to be closed or (ii) the SEC or The New York Stock Exchange, Inc. is closed;

    (c) "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or polices of a person or entity, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise; and

    (d) "person" means any person or any corporation, partnership, limited liability company or other legal entity.

    (e) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization.

  Section 9.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

  Section 9.06. Entire Agreement. This Agreement (together with the Exhibits, the Disclosure Schedules, the Confidentiality Agreement and the other documents delivered in connection herewith), constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

  Section 9.07. Assignment. This Agreement shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, provided that any of Johnson, Liberty or Buyer may assign his or its rights, but not his or its obligations, under this Agreement to any subsidiary of such person.

  Section 9.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied (other than the provisions of Section 6.05, which provisions are intended to benefit and may be enforced by the beneficiaries thereof), is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

  Section 9.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

  Section 9.10. Submission to Jurisdiction; Waivers. Each party hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Court of Chancery, or other courts, of the State of Delaware, and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to his or its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) the defense of sovereign immunity, (b) any claim that he or it is not personally subject to the jurisdiction of the courts for any reason other than the failure to serve process in accordance with this Section 9.10, (c) that he or it, or its property, is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

  Section 9.11. Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 9.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  IN WITNESS WHEREOF, Johnson, Liberty, Buyer, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          BET HOLDINGS, INC.

                                                       /s/ Debra Lee
                                          By: _________________________________
                                            Name: Debra Lee
                                            Title: President and Chief
                                            Operating Officer

                                                   /s/ Robert L. Johnson
                                          _____________________________________
                                                     Robert L. Johnson

                                          LIBERTY MEDIA CORPORATION

                                                   /s/ Robert R. Bennett
                                          By: _________________________________
                                            Name: Robert R. Bennett
                                            Title: President

                                          BTV ACQUISITION CORPORATION

                                                   /s/ Robert L. Johnson
                                          By: _________________________________
                                            Name: Robert L. Johnson
                                            Title: President

                                                                      EXHIBIT C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                               PRELIMINARY COPY

PROPOSAL OF THE BOARD OF DIRECTORS: The Directors recommend a vote "FOR" Item 1 set forth below:

 .    Approval of the Agreement and Plan of Merger, dated as of March 15, 1998, among Robert L. Johnson, Liberty Media Corporation, BTV Acquisition Corporation and BET Holdings, Inc.

   FOR [_]                    AGAINST [_]                    ABSTAIN [_]

   Votes must be indicated (X) in black or blue ink.

 In their discretion, the Proxies          Change of Address
 are authorized to vote upon such          and or Comments
 other business as may properly            Mark Here                       [_]
 come before the meeting.

                                           (Please sign exactly as name
                                           appears on the left.)



 Sign, Date and Return this Proxy
 Card Promptly Using the Enclosed          Dated:                       , 1998
 Envelope.

                                           ___________________________________

                                                        Signature

                                           ___________________________________
                                                 Spouse if held jointly

                                           Check here if you plan to attend
                                           the Special Meeting of
                                           Stockholders                    [_]


                               ----------------

                              BET HOLDINGS, INC.

                                   P R O X Y

                             CLASS A COMMON STOCK

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

   The undersigned hereby appoints Debra L. Lee and Byron F. Marchant, or either of them, each with full power of substitution, as proxies of the undersigned to vote, as designated on the reverse side hereof, all shares of Class A Common Stock of BET Holdings, Inc. held of record by the undersigned
at the Special Meeting of Stockholders to be held at        on      , 1998, at
   a.m., local time, and at any adjournment or postponement thereof.

   This Proxy will be voted FOR Item 1 unless a contrary choice is specified.

                                          (Continued and to be signed on
                                           reverse side)

                                                 BET HOLDINGS, INC.
                                                 P.O. BOX 11101
                                                 NEW YORK, NY 10203-0107